

Proxy Statement
Annual Meeting of Stockholders

2022

In 2021, we received several awards recognizing our culture, workplace and commitments to responsible business



Third year in a row - member of the Dow Jones **Sustainability World Index**



Achieved designation by Newsweek as one of **America's Most Responsible Companies 2022**



Recognized by Glassdoor as one of the **2022 Best Places to Work**



100% rating in the Corporate Equality Index for the 14th consecutive year **Best Place to Work for LGBTQ+ Equality**



Received an A- for outstanding action on climate change in **CDP Climate Survey**

We connect people and build communities to create economic opportunity for all

$87.4B	$10.4B	147M	52%	1.5B
Gross Merchandise Volume (GMV)*	Revenue*	Global Active Buyers**	Revenue from International Operations*	Approximate number of live listings**

At eBay, we create pathways to connect millions of sellers and buyers in more than 190 markets around the world. Our technology empowers our customers, providing everyone the opportunity to grow and thrive—no matter who they are or where they are in the world. And the ripple effect of our work creates waves of change for our customers, our company, our communities and our planet.

Economic Opportunity

Champions of inclusive commerce, eBay Seller School assists sellers in transforming their business, and we help small businesses grow globally, through programs such as eBay for Change and Up & Running.

eBay Foundation

eBay Foundation leverages its voice and resources to amplify the work of those addressing and removing barriers to entrepreneurship for BIPOC in the US and women globally, leading with Trust Based Philanthropy. We also support our employees with meaningful giving and volunteer opportunities.

Trusted Marketplace

eBay created a trusted, transparent marketplace that's based on the strong ethical values we follow as a business.

eBay for Charity

eBay hosts one of the world's largest and most active fundraising platforms, partnering with charity organizations to help them reach their fundraising goals.

Sustainable Commerce

Circular commerce has been a part of eBay since we were founded over 25 years ago. We also continually strive to integrate best practices at our facilities to reduce our environmental footprint.

Goals: We are continuously working to quantify, track and manage our environmental footprint.



Renewable Energy

Source 100 percent renewable energy in our electricity supply by 2025 for eBay-controlled data centers and offices.



Carbon Emissions – Science Based Target

Reduce absolute scope 1 and scope 2 GHG emissions 90% by 2030 from a 2019 base year and reduce absolute scope 3 emissions from downstream transportation and distribution 20%.

* GMV, Revenue, and Revenue from International Operations represent FY 2021.
** Global Active Buyers and Approximate number of live listings is a trailing 12-month metric as of the end of 2021.

Letter to Our Stockholders

Dear Fellow Stockholders:

We are proud that our shared values of transparency, responsibility and business performance have supported eBay's mission to empower people and create economic opportunity throughout 2021. As your Board of Directors, we are focused on creating value for you—our stockholders—in increasingly competitive markets and during these unsettled times. Drawing on your input, we are supporting our leadership team in realizing its vision for a tech-led reimagination of eBay, a marketplace that will continue to drive success for its buyers and sellers around the world.

You are cordially invited to attend the 2022 Annual Meeting of Shareholders (Annual Meeting) of eBay Inc. to be held on June 8, 2022, at 8:00 a.m. Pacific Time. The matters expected to be acted upon at the Annual Meeting are described in detail in the accompanying Notice of Annual Meeting of Shareholders and proxy statement.

Board Succession Plans and Refreshment

We are soliciting proxies for the election at the annual meeting of nine individuals to serve as directors of eBay until the 2023 Annual Meeting of Stockholder. Anthony Bates, Diana Farrell, Bonnie Hammer, and Matthew Murphy have each decided to not stand for re-election. During their tenures, Tony, Diana, Bonnie and Matt have provided eBay with exceptional guidance, expertise and insights. We thank them for their tremendous contributions. The Board has a commitment to refreshment, and we look forward to recruiting at least one additional independent director in the coming months, who will further enhance our composition and bring skills complementary to eBay's strategic vision.

Sustainable Commitments

As Board members we, and the thousands of eBay employees, deeply share the sentiment that the company's purpose links us to something bigger than any one of us. To ensure the achievement of our long-term business goals, we exercise our oversight to ensure that eBay's sustainability initiatives focus on the matters that are material to our business and where we can be most impactful to our stakeholders. This includes our commitments to corporate governance best practices (especially our engagement with and responsiveness to shareholders), our impact on the environment and the communities we serve and overseeing meaningful progress in diversity, equity and inclusion. We invite you to read more in our Impact and DE&I reports and the Compensation and Human Capital Committee's letter contained in this proxy statement.

 eBay Impact Report    DE&I Report    CHCC Letter

Engaging Virtually

This year will be our third virtual annual meeting. This format offers the key features of an in-person meeting without putting anyone at risk of COVID-19. Although this decision was driven by the public health crisis, we hope it will also improve your ability to attend and participate while saving stockholders the time and expense of travel. In the virtual meeting, participants will join via a website where they can listen to the speakers, view any presentations, submit questions and comments, hear the company's responses, and vote their shares electronically. We recommend that participants log in at least 15 minutes prior to the start of the meeting.

Thank you for your continued investment in eBay. We are proud to represent stockholder interests in this great company and look forward to meeting with you at the 2022 Annual Meeting of Stockholders.

Sincerely,
Your Board of Directors

Anthony J. Bates   Adriane M. Brown   Diana Farrell   Logan D. Green   Bonnie S. Hammer

E. Carol Hayles   Jamie J. Iannone   Kathleen C. Mitic   Matthew J. Murphy   Paul S. Pressler

Mohak Shroff   Robert H. Swan   Perry M. Traquina

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

Annual Meeting Information	**Date and Time** Wednesday, June 8, 2022 8:00 a.m. Pacific Time	**Web Address** www.virtualshareholdermeeting.com/EBAY2022	**Record Date** You are eligible to vote if you were a stockholder at the close of business on April 12, 2022.
How to Vote	**Online** You can vote your shares online at www.proxyvote.com	**Phone** You can vote your shares by calling +1 (800) 690-6903.	**Mail** Date and sign your proxy card or voting instruction form and return it in the postage-paid envelope.

YOUR VOTE IS IMPORTANT. Even if you plan to attend the meeting, please vote as soon as possible using any of the following methods. In all cases, you should have your notice, or if you requested to receive printed proxy materials, your proxy card or voting instruction form on hand and follow the instructions:

Proposals Requiring Your Vote

	Description	Board's Voting Recommendation	For Further Details
1	Election of 9 directors named in this Proxy Statement to our Board to hold office until our 2023 Annual Meeting of Stockholders	✓ **FOR** each director nominee	Page 3
2	Ratification of appointment of independent auditors	✓ **FOR**	Page 37
3	Advisory vote to approve named executive officer compensation	✓ **FOR**	Page 42
4	Approval of the Amendment and Restatement of the eBay Employee Stock Purchase Plan	✓ **FOR**	Pages 80-84
5	Stockholder proposal, if properly presented	✗ **AGAINST**	Pages 85-86

Corporate Governance Best Practices

The Board of Directors is responsible for (1) providing advice and oversight of the strategic and operational direction of the Company and (2) overseeing the Company's executive management to ensure the Company operates in ways that support the long-term interest of our stockholders and the stakeholders we serve. eBay is committed to transparency and accountability, as demonstrated by the following governance features:

✔ Strong Board independence (12 of 13 directors are independent)

✔ Separate Chairman and CEO roles

✔ Declassified Board with all members standing for election annually

✔ Independent Chairman with robust responsibilities

✔ Majority vote standard for uncontested director elections

✔ Simple majority vote standard for bylaw/charter amendments and transactions

✔ Stockholder right to call a special meeting

✔ Clawback policy

✔ Stockholder proxy access

✔ Stock ownership requirements for our executive officers and directors

✔ Strong stockholder engagement practices

✔ Anti-hedging and anti-pledging policies

Director Diversity

Our directors exhibit the following diverse mix of characteristics:

Skills and Experience
 **8/**13

Management
 **13/**13

E-Commerce/Retail
 **2/**13

Entrepreneurship
 **2/**13

Public Policy
 **1/**13

Strategy
 **10/**13

Transactions/M&A
 **7/**13

Product, Marketing and Media
 **5/**13

Leadership
 **13/**13

Investment/Finance
 **6/**13

Tenure

5 Years Average

1 >8 years
4 <4 years
8 4-8 years

Age

56 Years Average

2 >65 years
4 <50 years
7 50-65 years

Gender and Ethnicity

46% Diversity

5 Women
3 Ethnic Minorities

2022 Board Nominees

Name and Principal Occupation	Age	Director Since	Committees AC	CHCC	RC	CGNC	Other Public Company Boards
Adriane M. Brown *INDEPENDENT* Managing Partner, Flying Fish Ventures	63	2017		○	●		3
Logan D. Green *INDEPENDENT* Chief Executive Officer and Co-Founder, Lyft	38	2016		●			1
E. Carol Hayles *INDEPENDENT* Former Chief Financial Officer, CIT Group, Inc.	61	2020	○				2
Jamie Iannone President and Chief Executive Officer, eBay Inc.	49	2020					0
Kathleen C. Mitic *INDEPENDENT* Co-Chief Executive Officer and Co-Founder, SomethingElse	52	2011		●		○	2
Paul S. Pressler *INDEPENDENT* Chair of eBay Board; Operating Advisor, Clayton, Dubilier & Rice	65	2015		●		●	0
Mohak Shroff *INDEPENDENT* Head of Engineering, LinkedIn	43	2020			●		0
Robert H. Swan *INDEPENDENT* Operating Partner, Andreessen Horowitz	61	2015	●			○	1
Perry M. Traquina *INDEPENDENT* Former Chairman and CEO, Wellington Management Company	66	2015	●			●	2

AC Audit Committee **CHCC** Compensation and Human Capital Committee **RC** Risk Committee **CGNC** Corporate Governance and Nominating Committee

○ Committee Chair ● Member

Executive Compensation Highlights

The objectives of our executive compensation program are to:

✓ Align compensation with our business objectives, performance and stockholder interests	✓ Position us competitively among the companies against which we recruit and compete for talent
✓ Motivate executive officers to enhance short-term results and long-term stockholder value	✓ Enable us to attract, reward and retain executive officers and other key employees who contribute to our long-term success

Our board of directors recommends that shareholders vote to approve an advisory resolution on the compensation paid to the Company's named executive officers, as described in this proxy statement, for the following reasons.

 **How We Pay Our CEO**

Mr. Iannone's compensation is highly weighted to Company performance. Over 94% of his 2021 compensation is based on Company performance goals or is otherwise subject to stock price volatility.



Base Salary 6%
Annual Cash Incentive (eIP) 11%
PBRSUs 50%
RSUs 33%
61% Performance-Based

 **Compensation Practices**

We align executive compensation with the interests of our stockholders by emphasizing pay-for-performance and weighting equity more heavily in our total compensation mix, having meaningful stock ownership requirements, and a majority of total compensation comprises of performance-based compensation. **We avoid excessive risk-taking** by having a robust clawback policy, multiple performance measures, caps on incentive payments, and overlapping long-term performance periods for PBRSU awards. **We adhere to compensation best practices**, with compensation benchmarked at or around the 50th percentile of peer group, the engagement of an independent compensation consultant and limited perquisites for executive officers that are not available to all employees.

 **Compensation Design Changes for 2022**

We evaluate plan designs annually to determine their appropriateness and have implemented the following changes for 2022.

PBRSUs. Based on a desire to both extend the performance period to three years and incorporate a metric related to stock price performance against peers, and feedback from shareholders, the Committee added a three-year relative total shareholder return modifier to the PBRSUs awarded to our NEOs. The Committee also modified the performance periods for the core financial measures from a two-year period to a series of three one-year periods to better align with management's annual financial planning.

Performance Options. In addition to Restricted Stock Units (RSUs) and PBRSUs, which historically comprised 40% and 60% of equity compensation awarded to our NEOs, the Committee determined to allocate a percentage of target equity value to performance-vesting stock options. These stock options will only vest over a three-year performance period if predetermined operational goals and time-based vesting are satisfied. As a result, the target equity value will be comprised of 40% RSUs, 40% PBRSUs, and 20% performance-vesting stock options.

eIP. The assessment of our executive leadership team's performance will continue to include ESG factors related to sustainability and DE&I goals, as well as a customer satisfaction (CSAT) measure that can increase payouts based on performance.

Notice of Annual Meeting of Stockholders



The 2022 Annual Meeting of Stockholders of eBay Inc. will be conducted virtually on the Internet. There will be no in-person meeting.

Date and Time	Web Address	Record Date
Wednesday, June 8, 2022 8:00 a.m. Pacific Time	**www.virtualshareholdermeeting.com/ EBAY2022**	**You are eligible to vote if you were a stockholder at the close of business on April 12, 2022.**

Proposals Requiring Your Vote

	Description	Board's Voting Recommendation	For Further Details
1	Election of 9 directors named in this Proxy Statement to our Board to hold office until our 2023 Annual Meeting of Stockholders	✔ **FOR** each director nominee	Page 3
2	Ratification of appointment of independent auditors	✔ **FOR**	Page 37
3	Advisory vote to approve named executive officer compensation	✔ **FOR**	Page 42
4	Approval of the Amendment and Restatement of the eBay Employee Stock Purchase Plan	✔ **FOR**	Page 80
5	Stockholder proposal, if properly presented	✘ **AGAINST**	Page 85

Stockholders as of the record date will also transact on such other business as may properly come before the Annual Meeting or any adjournment or postponement of the Annual Meeting. The items of business are described more fully in the accompanying Proxy Statement. We will be providing access to our proxy materials over the internet under Securities and Exchange Commission ("SEC") "notice and access" rules. As a result, on or about April 26, 2021, we are mailing to many of our stockholders a notice instead of a paper copy of the Proxy Statement and our 2021 Annual Report.

How to Vote

YOUR VOTE IS IMPORTANT. Even if you plan to attend the meeting, please vote as soon as possible using any of the following methods. In all cases, you should have your notice, or if you requested to receive printed proxy materials, your proxy card or voting instruction form on hand and follow the instructions:



Online
You can vote your shares online at www.proxyvote.com



Phone
You can vote your shares by calling +1 (800) 690-6903.



Mail
Date and sign your proxy card or voting instruction form and return it in the postage-paid envelope.

By Order of the Board of Directors

Marie Oh Huber

Marie Oh Huber
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 8, 2022: the Proxy Statement and the Annual Report are Available at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx

Table of Contents

New in this Proxy Statement

NEW

Adopted or modified in recent years in response to stockholder feedback or as part of ongoing assessment of governance best practices.

Forward-Looking Statements. Certain statements in this proxy statement, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this proxy statement. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. Information on our website should not be deemed incorporated into or part of this proxy statement.



Proposal 1 Election of Directors
Board of Directors

At the Annual Meeting, 9 directors will be elected to serve for a one-year term.

We are seeking the election of 9 members to our Board, which will result in the size of the Board being reduced to 9 from the current 13. We thank our departing directors for their tremendous contributions. The Board has a long-standing commitment to refreshment, and we look forward to recruiting at least one additional independent director in the coming months, who will further enhance our composition and bring skills complementary to eBay's strategic vision.

The nominees are currently members of the Board, and each of the nominees has been elected previously by stockholders. Each of the nominees has consented to serving as a nominee and being named as a nominee in this Proxy Statement and to serving as a director if elected. Eight of 9 of the nominees are currently independent directors under the listing standards of The Nasdaq Stock Market and our Corporate Governance Guidelines. If elected at the Annual Meeting, each of the nominees will serve a one-year term until our 2023 Annual Meeting and will hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation, retirement, or removal

Our bylaws provide that in the event of an uncontested election, each director shall be elected by the affirmative vote of a majority of the votes cast with respect to such director—i.e., the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. The Company has a resignation policy and bylaw provision that would apply to any nominee who does not receive the vote required for election. For more details, please see Corporate Governance – Governance Policies and Practices – Majority Vote Standard for Election of Directors and Director Resignation Provisions for Uncontested Elections.

 **The Board recommends a vote FOR each of the director nominees.**

Nomination Process

Our Corporate Governance and Nominating Committee and Board have evaluated each of the director nominees recommended by our Board against the factors and principles eBay uses to select director nominees. Based on this evaluation, our Corporate Governance and Nominating Committee and the Board have concluded that it is in the best interests of eBay and its stockholders for each of the proposed nominees to serve as a director of eBay. The Board believes that all of these nominees have a strong track record of being responsible stewards of stockholders' interests and bring extraordinarily valuable insight, perspective, and expertise to the Board. Additional reasons that the Board recommends supporting the election of the director nominees include:

- All of the nominees have high-level managerial experience in relatively complex organizations.
- Each nominee has highly relevant professional experience in the management, technology, and innovation fields.
- The Board believes each nominee is an individual of high character and integrity and is able to contribute to strong board dynamics.
- Each of these nominees has experience and expertise that complement the skill sets of the other nominees.
- Each nominee is highly engaged and able to commit the time and resources needed to provide active oversight of eBay and its management. During 2021, our Board held seven meetings, and each Board member attended at least 75% of the aggregate number of meetings of the Board and the committees on which he or she served. All of our nominees serve on two or less other public company boards except for one nominee who serves on three, and each of the nominees who is currently an executive officer of a publicly traded company does not serve on any other boards beyond eBay and the Board of his or her own company.

In addition to these attributes, in each individual's biography set forth below, we have highlighted specific experience, qualifications, and skills that led the Board to conclude that each individual should serve as a director of eBay. For additional information regarding the Corporate Governance and Nominating Committee's approach to Board refreshment and nominations, please see Corporate Governance – Board Composition and Independence – Nominating Process on page 18.



Adriane M. Brown

Age: 63

Director Since: 2017

Committees:
- Compensation and Human Capital Committee (Chair)
- Risk Committee

Other Public Company Boards:
- Axon Enterprise, Inc. (since 2020)
- American Airlines Group, Inc. (since 2021)
- KKR & Co. Inc. (since 2021)

Experience

Ms. Brown joined Flying Fish Ventures, as a Venture Partner in November 2018 and in early 2021 became a Managing Partner of the venture capital firm, which specialized in Artificial Intelligence and Machine Learning startups. Prior to that, Ms. Brown served as President and Chief Operating Officer for Intellectual Ventures ("IV"), an invention and investment company that commercializes inventions, from January 2010 through July 2017, and served as a Senior Advisor until December 2018. Before joining IV, Ms. Brown served as President and Chief Executive Officer of Honeywell Transportation Systems. Over the course of 10 years at Honeywell, she held leadership positions serving the aerospace and automotive markets globally. Prior to Honeywell, Ms. Brown spent 19 years at Corning, Inc., ultimately serving as Vice President and General Manager, Environmental Products Division, having started her career there as a shift supervisor.

Ms. Brown serves on the boards of directors of American Airlines Group, Inc., Axon Enterprise, Inc., KKR & Co. Inc., Washington Research Foundation, and the Pacific Science Center. Ms. Brown previously served on the boards of directors of Allergan Plc, and Raytheon Company until 2020 and Harman International Industries from 2013 to 2017.

Ms. Brown holds a Doctorate of Humane Letters and a bachelor's degree in environmental health from Old Dominion University and is a recipient of its Distinguished Alumni Award. She also holds a master's degree in management from the Massachusetts Institute of Technology where she was a Sloan Fellow.

Director Qualifications

- **Leadership and Strategy Experience:** Leadership of global technology and commercial businesses at Honeywell Transportation, Corning, Allergan and Raytheon. Experience driving business strategy, growth and development, innovation and R&D, manufacturing and sales, and customer service and expansion.

- **Investment/Finance, Management, Transactions/M&A and Technology Industry Experience:** President and Chief Operating Officer for IV from January 2010 to July 2017. During her tenure at IV, the company delivered more than $3 billion in revenue, invented technology enabling 14 companies and joint ventures, acquired 50 customers and established Global Good and Research, a global health invention and innovation project.



Logan D. Green

Age: 38

Director Since: 2016

Committees:
• Compensation and Human Capital Committee

Other Public Company Boards:
• Lyft, Inc. (since 2019)

Experience

Mr. Green has served as the Chief Executive Officer and Co-Founder of Lyft, Inc., a rideshare company, since 2012, where he is also a member of the Board of Directors. Lyft grew out of Zimride, a rideshare company previously co-founded by Mr. Green in 2007. Zimride was acquired by Enterprise Rent-A-Car. Mr. Green received his B.A. in Business Economics from the University of California, Santa Barbara.

Director Qualifications

• **Technology and E-Commerce Industry, Leadership, Transactions/M&A, Management, Strategy and Entrepreneurship Experience:** CEO and Co-Founder of Lyft, a publicly traded, on-demand transportation company.



E. Carol Hayles

Age: 61

Director Since: 2020

Committees:
• Audit Committee (Chair)

Other Public Company Boards:
• Blucora, Inc. (since 2018)
• Webster Financial Corporation (since 2018)

Experience

Ms. Hayles was Executive Vice President and Chief Financial Officer of CIT Group Inc., a financial services company from November 2015 to May 2017, during which time she was responsible for overseeing all financial operations. She served as Controller and Principal Accounting Officer of CIT Group Inc. from July 2010 to November 2015, where she was responsible for managing the financial accounting and reporting functions, including SEC and regulatory reporting.

Prior to CIT, Ms. Hayles spent 24 years in various finance roles at Citigroup, Inc., most recently as Deputy Controller. She began her career at PricewaterhouseCoopers LLP in Toronto, Canada. She was a Canadian Chartered Accountant from 1985 to 2009, and she received her BBA from York University in Toronto.

Director Qualifications

• **Investment/Finance, Management, Transactions/M&A and Leadership Experience:** Chief Financial Officer of CIT Group and executive role with Citigroup.



Jamie Iannone

Age: 49

Director Since: 2020

Committees:
• None

Other Public Company Boards:
• None

Experience

Mr. Iannone has been President and Chief Executive Officer of eBay since April 2020.

Earlier in 2020, Mr. Iannone served as Chief Operating Officer of Walmart eCommerce, where he also was responsible for Store No. 8, Walmart's incubation hub. Since 2014, Mr. Iannone held leadership roles at Walmart Inc. including CEO of SamsClub.com and Executive Vice President of membership and technology, Sam's Club, a $57 billion business. In those roles, Mr. Iannone grew the SamsClub.com business and Sam's Club's membership base.

Before Walmart Inc., Mr. Iannone was Executive Vice President of Digital Products at Barnes & Noble, Inc., where he was responsible for all NOOK devices, software, accessories and retail integration and experiences; books and digital content; and third-party partnerships.

Mr. Iannone held various roles at eBay from 2001 to 2009, including leading Product Marketing, Search, and Buyer Experience.

He previously worked at Epinions.com and Booz Allen Hamilton. Mr. Iannone also served on the Board of Directors of The Children's Place.

He earned a Bachelor of Science in operations research, engineering and management systems from Princeton University and a Master of Business Administration from the Stanford Graduate School of Business.

Director Qualifications

• **Technology Industry, Management, Transactions/M&A, Strategy and Leadership Experience:** Executive with three large, innovative global technology companies: eBay, Walmart, and Barnes and Noble. Board experience at The Children's Place.

• **E-Commerce and Retail Industry Experience:** Leader with an array of online and offline retail businesses, including eBay, SamsClub.com, Sam's Club, Barnes and Noble, The Children's Place, and Epinions.com.

• **Product and Media Experience:** Delivered innovative product experiences in executive roles at eBay, SamsClub.com and Sam's Club, and Barnes and Noble. Led media partnerships, books, digital content, and NOOK software at Barnes and Noble.



Kathleen C. Mitic

Age: 52

Director Since: 2011

Committees:
- Compensation and Human Capital Committee
- Corporate Governance and Nominating Committee (Chair)

Other Public Company Boards:
- RH (f/k/a Restoration Hardware Holdings, Inc.) (since 2013)
- TCV Acquisition Corp. (since 2021)

Experience

Ms. Mitic is Co-CEO and Co-Founder of SomethingElse, a direct-to-consumer beverage company. From 2012 to 2017, Ms. Mitic was the Chief Executive Officer and Co-Founder of Sitch, a startup building mobile consumer products.

From 2010 to 2012, Ms. Mitic served as Director of Platform and Mobile Marketing at Facebook, where she was responsible for developing and growing global developer and partner products. Prior to joining Facebook, Ms. Mitic served as Senior Vice President, Product Marketing at Palm, expanding the company product lines and international footprint through its acquisition by Hewlett-Packard in 2010.

Prior to Palm, Ms. Mitic spent 15 years in leadership positions at various consumer technology companies. These experiences include at NetDynamics (acquired by Sun Microsystems) where she launched the industry's first application server, at Four11 where she built the email service RocketMail (now Yahoo! Mail) and at Yahoo! where she served as Vice President and General Manager.

Ms. Mitic currently serves on the boards of directors of RH (formerly known as Restoration Hardware Holdings, Inc.) and TCV Acquisition Corp. She also serves on the board of directors of Headspace, a health and wellness technology company, DVx Ventures, and the non-profit organization Lean In.

Ms. Mitic received her B.A. from Stanford University and her M.B.A. from Harvard Business School.

Director Qualifications

- **Product, Marketing and Media Experience:** Expertise in global products, marketing and media through work leading Global Platform and Mobile Marketing at Facebook, Inc. and the Global Products Marketing group at Palm, Inc., and as Vice President and General Manager at Yahoo! Inc.

- **Technology Industry, Entrepreneurship Management and Leadership Experience:** Consumer-facing executive positions in technology industry (listed above) for over twenty years. Entrepreneurial experience building and operating technology companies as Co-Founder and Co-Chief Executive Officer of Sitch, Inc. and former Vice President and General Manager of Yahoo! Inc.



Paul S. Pressler
Chair of the Board

Age: 65

Director Since: 2015

Committees:
- Compensation and Human Capital Committee
- Corporate Governance and Nominating Committee

Other Public Company Boards:
- None

Experience

Mr. Pressler has been an Operating Advisor of Clayton, Dubilier & Rice, LLC, a private equity investment firm, since 2020. He was previously a partner of Clayton, Dubilier & Rice from 2009 to 2020. Previously, Mr. Pressler was Chairman of David's Bridal, Inc. from 2012 to 2018, AssuraMed Holding, Inc. from 2010 to 2013 and SiteOne Landscape Supply, Inc. from to 2013 to 2017.

Mr. Pressler served as President and Chief Executive Officer of The Gap, Inc. for five years, from 2002 to 2007. Before that, he spent 15 years in senior leadership roles with The Walt Disney Company, including Chairman of the global theme park and resorts division, President of Disneyland, and President of The Disney Stores.

Mr. Pressler currently serves on the board of directors of Wilsonart, Inc. and MOD Super Fast Pizza, LLC.

Mr. Pressler received his B.S. from the State University of New York at Oneonta.

Director Qualifications

- **Investment/Finance Experience and Transactions/M&A Expertise:** Operating Advisor and former partner at private equity firm Clayton, Dubilier & Rice since 2009.

- **Leadership, Management, Retail Industry and Strategy Experience:** Formerly Chairman of David's Bridal, Chairman of SiteOne Landscape Supply, Chairman of AssuraMed, President and Chief Executive Officer of The Gap, and 15 years in senior leadership at The Walt Disney Company, including President of The Disney Stores.



Mohak Shroff

Age: 43

Director Since: 2020

Committees:
• Risk Committee

Other Public Company Boards:
• None

Experience

Mr. Shroff is Sr. Vice President and Head of Engineering at LinkedIn. His teams are responsible for building, scaling, and protecting LinkedIn. In his time at LinkedIn, he has played several key roles, from serving as head of product engineering, to working with the infrastructure and monetization teams, to leading Project Inversion.

Prior to joining LinkedIn in 2008, Mr. Shroff served as key technical leader on the Ariba Supplier Network engineering team. Mr. Shroff holds a BS in computer science from University of Texas at Austin.

Director Qualifications

• **Technology Industry, Product, Management, Strategy and Leadership Experience:** Executive and technology leader with LinkedIn.



Robert H. Swan

Age: 61

Director Since: 2015

Committees:
- Audit Committee
- Risk Committee (Chair)

Other Public Company Boards:
- GoTo Group

Experience

Mr. Swan is an operating partner at Andreessen Horowitz (a venture capital firm) where he advises growth stage portfolio companies as they scale their businesses. Previously, he was CEO of Intel Corporation ("Intel"), a multinational technology company. He first served as Intel's Executive Vice President and Chief Financial Officer from 2016 and added interim CEO to his duties in June 2018 to January 2019, then served as a director and CEO from January 2019 to February 2021. Mr. Swan served as an Operating Partner of General Atlantic, a leading global growth equity firm. From 2006 to 2015, Mr. Swan served as Senior Vice President, Finance and Chief Financial Officer at eBay, where he oversaw all aspects of the Company's finance function, including controllership, financial planning and analysis, tax, treasury, audit, mergers and acquisitions, and investor relations. Prior to eBay, Mr. Swan served as Chief Financial Officer at Electronic Data Systems Corp., TRW Inc., and Webvan Group, Inc. He also served as Chief Operating Officer and CEO of Webvan Group.

He currently serves on the Board of Commissions of GoTo Group, an Indonesian technology company publicly traded on the IDX, and the Board of Directors of Flexport, a logistics technology company. He previously served on the board of directors of Applied Materials, Inc. from 2009 to 2016, and AppDynamics from 2016 to 2017.

Mr. Swan began his career at General Electric, where he spent 15 years in numerous senior finance roles, including divisional Chief Financial Officer for GE Transportation Systems, GE Healthcare Europe, and GE Lighting.

Mr. Swan received his B.S. from the University at Buffalo and his M.B.A. from the State University of New York at Binghamton.

Director Qualifications

- **Investment/Finance and Transactions/M&A Expertise:** Former Chief Financial Officer of Intel, eBay, Electronic Data Systems and TRW.

- **Leadership, Management, Strategy Experience and Technology and E-Commerce/Retail Industry Experience:** Former Chief Executive Officer of Intel and executive roles at eBay, Intel, Electronic Data Systems and TRW.



Perry M. Traquina

Age: 66

Director Since: 2015

Committees:
- Audit Committee
- Corporate Governance and Nominating Committee

Other Public Company Boards:
- Morgan Stanley (since 2015)
- The Allstate Corporation (since 2016)

Experience

Mr. Traquina is the former Chairman, Chief Executive Officer, and Managing Partner of Wellington Management Company LLP, a global investment management firm. Mr. Traquina held this position for a decade until his retirement from the firm in 2014. During his 34-year career at Wellington, he was an investor for 17 years and a member of the management team for the other half of his time at the firm.

Mr. Traquina received his B.A. from Brandeis University and his M.B.A. from Harvard University.

Director Qualifications

- **Investment/Finance Experience:** More than 34 years of leadership at Wellington Management Company LLP.

- **Leadership and Management Experience:** Former Chairman, CEO, and Managing Partner of Wellington Management Company LLP, and current service on boards of directors of Morgan Stanley and The Allstate Corporation.

Corporate Governance

Corporate Governance

Highlights

eBay is committed to transparency and accountability, as demonstrated by the following governance features:



Board Composition and Independence

- ✔ Diverse experience and perspectives
- ✔ Commitment to Board refreshment
- ✔ Strong Board independence (12 of 13 directors are independent)



Board Leadership Structure and Effectiveness

- ✔ Separate Board Chair and CEO roles
- ✔ Risk Committee
- ✔ Enhanced self-evaluation process NEW



Board Oversight and Stockholder Engagement

- ✔ Strategy and Risk Oversight
- ✔ Oversight of sustainability and human capital initiatives NEW
- ✔ Strong stockholder engagement



Board Governance Policies & Practices

- ✔ Clawback policy
- ✔ Robust stock ownership requirements for our executive officers and directors
- ✔ Anti-hedging and anti-pledging policies

Stockholder Rights

Our Board is committed to good corporate governance and believes in maintaining policies and practices that serve the interests of all stockholders, including governance provisions that protect and empower stockholders.

- ✔ Special Meetings – Stockholders representing 20% or more of eBay common stock can call a special meeting of stockholders. This threshold was previously 25%. NEW

- ✔ Annual Election of Board of Directors – All directors are elected annually by the stockholders, and stockholders can remove directors with or without cause.

- ✔ Majority Voting for Election of Board of Directors – We have adopted a majority voting standard and bylaw for the election of directors in uncontested elections.

- ✔ Proxy Access for Director Nominations – We have adopted a proxy access bylaw provision that allows an eligible stockholder or group of stockholders to nominate candidates for election to the Board that are included in our proxy statement and ballot.

- ✔ Majority Voting for Charter and Bylaw Amendments – Our charter and bylaw provisions do not have supermajority voting provisions. Stockholders can approve binding charter and bylaw amendments with a majority vote.

- ✔ Independent Board Leadership – We have separated the roles of Chair of the Board and CEO, and the Chair of the Board is an independent director. When our Board Chair is not independent, we require a Lead Independent Director with robust responsibilities.

- ✔ Stockholder Engagement – Stockholders can communicate directly with the Board and/or individual directors. In addition, management and members of the Board regularly engage with stockholders to solicit their views on important issues such as corporate governance and executive compensation.

NEW Adopted or modified in recent years in response to stockholder feedback or as part of ongoing assessment of governance best practice.

Board Composition and Independence

The Board has developed a set of guiding principles relating to Board membership. The Board believes that in light of the rapidly changing environment in which the Company operates, the Board must be comprised of members with highly relevant professional experience. In addition, although the Board does not have term limits, the Board believes that a certain amount of director turnover is to be expected and is desirable.

Ongoing Assessment of Composition

Commitment to Board Refreshment

Our Board has shown an ongoing commitment to Board refreshment and to having highly qualified, independent perspectives in the boardroom. Of our 9 director nominees, 8 were added since 2015. Our directors have an average tenure of 5 years. This experience balances the institutional knowledge of our longer-tenured directors with the fresh perspectives brought by our newer directors. A goal of our board refreshment is enhancing the diversity of skills and experience of the Board and well-planned succession planning for alignment with oversight of long-term strategy.

Nominating Process

The Corporate Governance and Nominating Committee considers nominee recommendations from a variety of sources, including nominees recommended by stockholders. The Corporate Governance and Nominating Committee has from time to time retained an executive search firm to help facilitate the screening and interview process of director nominees. The Corporate Governance and Nominating Committee expects that qualified candidates will have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems, and will be able to represent the interests of the stockholders as a whole rather than special interest groups or constituencies.

Director Selection Principles

The Corporate Governance and Nominating Committee considers a number of factors in determining the slate of director nominees for election to the Company's Board that it recommends to the Board, with each candidate being reviewed relative to the following principles.

- The Board should be composed of directors chosen on the basis of their character, integrity, judgment, skills, background, and experience of particular relevance to the Company.

- Directors should have high-level managerial experience in a relatively complex organization or be accustomed to dealing with complex problems.

- Directors should also represent the balanced, best interests of the stockholders as a whole, rather than special interest groups or constituencies.

- Each director should be an individual of the highest character and integrity, with the ability to work well with others and with sufficient time available to devote to the affairs of the Company in order to carry out the responsibilities of a director.

- In addressing the overall composition of the Board, characteristics such as gender, race, age, international background, and expertise should be considered.

- The Board should be composed of directors who are highly engaged with our business.

- The Board should include individuals with highly relevant professional experience.

Diversity of Skills and Experience

In planning for succession, the Corporate Governance and Nominating Committee considers the overall mix of skills and experience of the Board and the types of skills and experience desirable for future Board members, in light of the Company's business and long-term strategy. Experiences, qualifications, skills and attributes prioritized by the committee include the following:

+ Technology industry experience

+ Retail and e-commerce industry experience

+ Strategy experience in either established or growth markets

+ Investment and finance experience

+ Leadership experience, including public company governance

+ Entrepreneurship

+ Transactional experience, including mergers and acquisitions

+ Management experience, including talent and culture development

+ Product, marketing and media experience

+ Government and public policy experience

+ Global business experience

+ Sustainable business practices experience

+ Financial expertise, including expertise gained as a chief financial officer or other sophisticated experience

Further Diversity Priorities (Gender and Race)

In addition to skills and experience, the Corporate Governance and Nominating Committee considers gender, race, age and national origin in evaluating potential Board members. When searching for new directors, the Corporate Governance and Nominating Committee actively seeks out women and individuals from underrepresented groups to include in the pool from which Board nominees are chosen.

In addition to diversity in experiences, our directors also reflect diversity in the categories noted below:

Board Diversity Matrix (As of April 21, 2022)

Board Size:

Total Number of Directors		13
	Female	**Male**
Directors	5	8
African American or Black	1	0
South Asian	0	1
Hispanic or Latinx	1	0
White	4	7
Two or More Races or Ethnicities	1	0

Stockholder Nominations and Proxy Access

Stockholders wishing to submit recommendations or director nominations pursuant to the advance notice procedures set forth in our bylaws for our 2023 Annual Meeting of Stockholders should submit their recommendations or nominations to the Corporate Governance and Nominating Committee in care of our Corporate Secretary. Such nominations should be in accordance with the time limitations, procedures, and requirements described under the heading "May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as directors?" in Questions and Answers About the Proxy Materials and Our 2022 Annual Meeting below.

Our "Proxy Access" bylaw provision permits an eligible stockholder or group of up to 20 stockholders to nominate candidates for election to our Board. Proxy access candidates will be included in our proxy statement and ballot. The proxy access bylaw provision provides that holders of at least 3% of eBay common stock, which can comprise up to 20 stockholders, holding such stock continuously for at least three years, can nominate two individuals or 20% of the Board, whichever is greater, for election at an annual meeting of stockholders. Our bylaws provide details regarding the time frames and procedures that must be followed and other requirements that must be met to nominate directors through this process.

Director Independence

The rules of The Nasdaq Stock Market require listed companies to have a board of directors with at least a majority of independent directors. These rules have both objective tests and a subjective test for determining who is an "independent director."

Objective tests	The objective tests state, for example, that a director is not considered independent if he or she is an employee of the Company, or is a partner in, or a controlling stockholder or executive officer of, an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year.
Subjective test	The subjective test requires our Board to affirmatively determine that a director does not have a relationship that would interfere with the director's exercise of independent judgment in carrying out his or her responsibilities.

Each member of our Board is required to provide information to supplement the Company's own due diligence to assist the Board in determining whether the director is independent under the listing standards of The Nasdaq Stock Market and our Corporate Governance Guidelines, and whether members of our Audit Committee and Compensation and Human Capital Committee satisfy additional SEC and Nasdaq independence requirements.

Our Board has adopted guidelines setting forth certain categories of transactions, relationships, and arrangements that it has deemed immaterial for purposes of making its determination regarding a director's independence, and does not consider any such transactions, relationships, and arrangements in making its subjective determination.

Our Board has determined that 8 of our 9 Director nominees are independent under the listing standards of The Nasdaq Stock Market and under eBay's Corporate Governance Guidelines. Jamie Iannone, who joined the Board and became our President and Chief Executive Officer on April 27, 2020, is not an independent director. Each of the directors who will depart the Board at the 2022 Annual Meeting is independent.

In accordance with the rules of The Nasdaq Stock Market, the Board limits membership on the Audit Committee, the Compensation and Human Capital Committee, and the Corporate Governance and Nominating Committee to independent directors.

Our Corporate Governance Guidelines require any director who has previously been determined to be independent to inform the Chair of the Board and our Corporate Secretary of any change in circumstance that may cause his or her status as an independent director to change.

Board Leadership Structure and Effectiveness

Board Leadership

In accordance with our bylaws, our Board elects our Chair of the Board and appoints our CEO. Our Corporate Governance Guidelines require that the roles of Chair of the Board and CEO be held by separate individuals and require the appointment of a lead independent director if the Chair of the Board is not an independent director. The Board believes that the separation of the offices of the Chair of the Board and CEO is appropriate at this time as it aids in the Board's oversight of management and it allows our CEO to focus primarily on his management responsibilities. Director Pressler has served as our Chair of the Board since June 2020.

Committee Structure

The Board has four principal committees: the Audit Committee, the Compensation and Human Capital Committee, the Corporate Governance and Nominating Committee and the Risk Committee.

The purpose of the Board committees is to help the Board effectively and efficiently fulfill its responsibilities, but they do not displace the oversight of the Board as a whole. Each committee meets regularly and has a written charter that has been approved by the Board. In addition, a member of each committee periodically reports to the Board on any significant matters discussed by the committee. The Board and each of its committees may retain outside advisors of its choosing at the Company's expense. Neither the Board nor any committee is required to obtain management's consent to retain outside advisors.

Board of Directors
Chair of the Board:
Paul S. Pressler (Independent)

Audit Committee
Chair: E. Carol Hayles

All Members Independent

Compensation and Human Capital Committee
Chair: Adriane M. Brown

All Members Independent

Corporate Governance and Nominating Committee
Chair: Kathleen C. Mitic

All Members Independent

Risk Committee
Chair: Robert H. Swan

All Members Independent

Audit Committee

Each member of the Audit Committee is independent in accordance with the audit committee independence requirements of the listing rules of The Nasdaq Stock Market and the applicable rules and regulations of the SEC. Our Board has determined that each of Ms. Hayles and Messrs. Traquina and Swan is an "audit committee financial expert" as defined by SEC rules.

Members

- E. Carol Hayles (Chair)
- Perry M. Traquina
- Matthew Murphy
- Robert Swan

Meetings in 2021: 8

Key Responsibilities

- Meets with our independent auditors to review the results of the annual audit and to discuss our financial statements
- Oversees the independence of the independent auditors, evaluates, together with the Board, the independent auditors' performance, and reviews and approves the fees of the independent auditors
- Receives and considers the independent auditors' comments as to controls, adequacy of staff, and management performance and procedures in connection with audit and financial controls
- Considers conflicts of interest and reviews all transactions with related persons involving executive officers or Board members that are reasonably expected to exceed specified thresholds
- Receives periodic updates on our legal and ethical compliance programs
- Reviews and discusses with management our financial risk exposures, including credit and counterparty risks, market risk, asset and liability risk, liquidity risk, foreign currency risk, and investment policy and risk, and the steps we have taken to detect, monitor, and actively manage such exposures
- Reviews and evaluates the compensation and performance of the Head of Internal Audit, reviews and approves the internal audit plan, receives regular reports on internal audit activities and meets directly with the Head of Internal Audit without other members of management present

You can view our Audit Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Compensation and Human Capital Committee

The members of our Compensation and Human Capital Committee are all independent in accordance with the rules and regulations of The Nasdaq Stock Market and the Exchange Act and Section 162(m) of the Internal Revenue Code. In 2021, we took the important step of expanding the role of the Committee to formally include broad oversight of Human Capital Management. In this capacity, we have planned with the executive leadership team to engage in a regular cadence of discussions throughout the year on critical matters such as diversity, equity & inclusion, pay equity and management development.

Members

- Adriane M. Brown (Chair)
- Anthony J. Bates
- Logan Green
- Kathleen C. Mitic
- Paul S. Pressler

Meetings in 2021: 5

Key Responsibilities

- Reviews and approves the compensation of our CEO and our other executive officers
- Oversees global compensation strategy for all employees and broad-based equity plans
- Reviews and approves the Compensation Discussion and Analysis
- Assesses on an annual basis the independence of its compensation consultants and other compensation advisers
- Reviews risk assessment of our compensation programs to ensure that our compensation programs do not incent employees to take unacceptable risk
- Oversees human capital management strategy and practice, including activities such as talent recruitment, development and retention, employee engagement, succession planning, and diversity, equity and inclusion NEW

You can view our Compensation and Human Capital Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Corporate Governance and Nominating Committee

All members of our Corporate Governance and Nominating Committee are independent under the listing standards of The Nasdaq Stock Market.

Members

- Kathleen C. Mitic (Chair)
- Diana Farrell
- Bonnie S. Hammer
- Paul S. Pressler
- Perry M. Traquina

Meetings in 2021: 3

Key Responsibilities

- Makes recommendations to the Board as to the appropriate size of the Board and Board committees
- Reviews the qualifications and independence of candidates for the Board
- Makes recommendations to the Board on potential Board and Board committee members
- Assesses the responsibilities of key Board committees and makes recommendations to the Board
- Establishes procedures for the oversight of the evaluation of the Board and management
- Reviews correspondence received from stockholders and receives reports on stockholder feedback obtained through outreach program
- Oversees the Company's policies and programs concerning responsible business and philanthropy and sustainability reporting N E W
- Reviews the Company's political spending and related activities

The Corporate Governance and Nominating Committee takes into account the set of guiding principles relating to Board membership described in "Board Composition and Independence."

You can view our Corporate Governance and Nominating Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Risk Committee

The Risk Committee Charter requires a majority of the committee members to be independent under the listing standards of the Nasdaq Stock Market. Currently, all members of our Risk Committee are independent under the Nasdaq Stock Market listing standards.

Members

- Robert H. Swan (Chair)
- Anthony J. Bates
- Adriane M. Brown
- Diana Farrell
- Matthew Murphy
- Mohak Shroff

Meetings in 2021: 3

Key Responsibilities

- Oversees the Company's management of key risks such as information security cybersecurity, and regulatory compliance (including privacy, anti-money laundering and foreign assets control), as well as the guidelines, policies and processes for monitoring and mitigating such risks
- Reviews and discusses with management the Company's enterprise risk management function and structure, and the guidelines, policies and processes for risk assessment and risk management
- Reviews and discusses with management the tone and culture within the Company regarding risk, including open risk discussions, and integration of risk management into the Company's behaviors, decision making, and processes
- Receives reports from the Company's corporate audit and compliance staff on the results of risk management reviews and assessment

You can view our Risk Committee Charter on the corporate governance section of our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

Board and Committee Effectiveness

We believe in strong corporate governance practices that provide meaningful rights to our stockholders and ensure Board accountability. Our Corporate Governance Guidelines set forth a framework within which our Board conducts its business and demonstrates our commitment to good governance and a productive relationship with our stockholders. Principle features of our Corporate Governance Guidelines are summarized below along with certain other of our governance practices.

Engaged Independent Oversight

Board Operations
- Robust oversight of corporate strategy
- Executive sessions scheduled for each regular Board meeting
- Director product showcases
- Open access to senior management and information
- Access to third-party advisors
- Frequent informal Board calls
- Opportunity to engage with employees at company-wide events
- Engagement with management outside of Board meetings through working groups

Incorporation of Feedback

Annual Governance Review
- Review and update corporate governance practices in context of Board operations and stakeholder feedback
- Review committee charters annually and update as needed

Annual Self-Evaluation
- Formal Board and committee self-evaluations conducted by independent Chairs
- Feedback incorporated into Board practices
- Enhanced process to include 1v1 conversations between chairs and individual directors based on results of written feedback N E W

Stockholder Outreach
- Regular fall and spring governance outreach with significant stockholders

Governance Practices

Accountability to Stockholders
- Proxy access for director candidates nominated by stockholders
- Majority voting standard for uncontested director elections
- Annual director elections
- All directors, with the exception of outgoing directors, are expected to attend the Annual Meeting of Stockholders, and all attended the 2021 Annual Meeting

Governance Principles
- Independent Chair
- Stock ownership guidelines for directors
- Prohibition on stock hedging and pledging
- Commitment to strong governance practices and recognition of the importance of strong governance to value creation and risk oversight

Board Composition

Director Recruitment
- Seek directors with diverse perspectives and expertise relevant to our long-term business strategy
- Emphasis on adding directors with diverse backgrounds to the Board

Diverse, Independent Board with Mix of Tenures
- All directors except our CEO are independent
- Board includes five female and three racially diverse directors
- Directors possess wide range of expertise to foster diverse perspectives

Director Education
- eBay provides membership in the National Association of Corporate Directors to all directors and sponsors attendance at additional educational programs
- Directors provided updates on relevant eBay compliance training

Board Annual Self-Evaluations

It is important that the Board and its committees are performing effectively and in the best interests of the Company and its stockholders. The Board and each committee annually evaluate its effectiveness in fulfilling its obligations. As part of this annual self-evaluation, directors are able to provide feedback on the performance of other directors. The chairs of the Board and of the Corporate Governance and Nominating Committee lead the Board in its review of the results of the annual self-evaluation.

Self-Evaluation Questionnaire

Provides director feedback on the Board and each of the Committees as well as each director

Director Interviews

Chairs have 1v1 conversations with individual directors based on themes of questionnaire responses

Results Analyzed

Results of the self-evaluations are analyzed and discussed with Corporate Governance and Nominating Committee

Summary of Results

Summary of Board and Committee self-evaluation results provided to full Board

Ongoing Feedback

Directors are encouraged to provide ongoing feedback in addition to the annual self-evaluation

Feedback Incorporated

Policies and practices updated as appropriate as a result of the annual self-evaluation and ongoing feedback

Review of Process

Our Corporate Governance and Nominating Committee periodically reviews the self-evaluation process

Board Oversight and Stockholder Engagement

Strategy Oversight

One of the Board's key responsibilities is overseeing the Company's strategy, and the Board has deep experience and expertise in the area of strategy development and insights into the most important issues facing the Company. Setting the strategic course of the Company involves a high level of constructive engagement between management and the Board.

The Board regularly discusses eBay's key priorities, taking into consideration and adjusting the Company's long-term strategy with global economic, customer and other significant trends, as well as changes in the e-commerce industry and the regulatory landscape.

- At least annually, the Board conducts an extensive review of the Company's long-term strategic plans, its annual operating plan and capital structure.
- Throughout the year and at Board meetings, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's strategy, including the strategic plans for our businesses and the competitive environment.
- eBay's independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed.
- The Board also regularly discusses and reviews feedback on strategy from our stockholders and stakeholders.

Management Succession Planning and Workplace Culture

The Board recognizes the importance of effective executive leadership to eBay's success. We conduct a review at least annually that includes succession plans for our senior leadership positions. These succession plans are reviewed and approved by the Board. In conducting its review, the Board considers, among other factors, organizational and operational needs, competitive challenges, leadership/management potential and development, and emergency situations.

Board Connection to eBay Workplace Culture

The Board is intently focused on fostering a culture of leadership, development and excellence

Our workplace culture is linked to eBay's mission of empowering people and creating economic opportunity for all. This shared purpose has influenced our culture for over 25 years and motivates our employees every day. We are rooted in core beliefs of empowering our community, innovating boldly, delivering with impact, being for everyone and acting with integrity. The Board views eBay's workplace culture as an asset and oversees eBay's employee engagement and other workforce development programs.

Culture & Employee Engagement

Management Accessibility and Engagement

- Our CEO worked across the company on a recommitment to "Our DNA", a framework to link all employees to our purpose, our role in people's lives, our strategic vision and our beliefs
- Regular rhythm of employee "All Hands" meetings with the CEO and senior leaders
- Learning sessions with the initiative and business leaders

Learning and Development

- Strong culture of 360 feedback, professional development with opportunities for stretch assignments, leader and instructor-led training and self-directed learning
- Company-wide program on doing business with integrity including "tone from the top" program with key compliance themes quarterly

Board Connection

Succession Planning

- Robust succession planning at most senior level

Oversight of Development Programs

- People program accomplishment review
- Compensation and Human Capital Committee oversight of human capital management strategy and practices

Engagement with Employees

- Participation in employee "All Hands" meetings, including International Women's Day and Conscious Inclusion programs

Enterprise Risk and Sustainability Oversight

eBay faces economic, financial, legal and regulatory, operational and other risks, such as the impact of competition and sustainability risks, including social, environmental and reputational factors that are integral to the strength of our brands. The Board recognizes that our ability to manage risk can influence whether we achieve our strategic and operating objectives. The Board, as a whole and through its committees, has responsibility for the oversight of risk management, while management is responsible for the day-to-day management of the risks that we face. In its risk oversight role, the Board is responsible for satisfying itself that the risk management framework and supporting processes as implemented by management are adequate and functioning as designed. The Board also influences risk management by fostering a corporate culture of integrity and risk awareness.

Board of Directors

Ultimately responsible for risk oversight and direct oversight of major risks

- Strategic and competitive
- Operational planning and execution
- Determines risk oversight responsibilities of its committees

Risk Committee

Assists the Board in its oversight of the Enterprise Risk Management ("ERM") program for key risks such as information security and regulatory compliance (including privacy, anti-money laundering and foreign assets control).

Audit Committee

Oversight of financial risks facing the Company's businesses, including tax, credit, market, liquidity and investment policy risk.

Oversight of ethics and compliance program and responsibility for review of related party transactions.

Compensation and Human Capital Committee

Promotes appropriate level of risk taking by management through the design and administration of our compensation programs.

Oversight of management's global compensation and employee retention strategies.

Oversight of human capital management strategy and practices.

Corporate Governance and Nominating Committee

Influences culture of the board and tone from the top through Board composition recommendations.

Oversight of eBay sustainability initiatives, including eBay Impact.

Senior Management

Guides programs and reports to Board and committees on strategies and progress

- Promotes a workforce culture of risk awareness
- Determines with Board appropriate risk tolerances



ERM Program

With oversight from the Risk Committee, identifies, assesses, prioritizes and manages our major risk exposures.



Internal Audit

Reporting directly to the Audit Committee, supplies independent assurance of design and effectiveness of risk management.



eBay Impact

With oversight from the Corporate Governance and Nominating Committee, team of key functional leaders implementing policies and programs for sustainability and philanthropy.

Business Functions, Operations and Commerce Platforms

Our People, Culture and Beliefs

Risk Management and Sustainability

Our risk management framework, including ERM and Impact sustainability programs, is embedded across our core businesses, with oversight of our company-wide initiatives by the Board and its committees as illustrated above. Our approach to risk management is designed to identify, assess, prioritize and manage our major risk exposures which could affect our ability to execute on our corporate strategy and fulfill our business objectives. These programs enable the Board to establish a mutual understanding with management of the effectiveness of the Company's risk management practices and capabilities, to review the Company's risk exposure and risk tolerance, and to elevate certain key risks for oversight at the Board level.

Management collaborates internally, with oversight from the Board, and periodically engages independent advisors to update risk assessments. Key risks encompassed by the ERM program include, without limitation, information security, data privacy, human capital management and regulatory compliance (including privacy, anti-money laundering and foreign assets control). As a result of our most recent sustainability risk assessment, eBay's Impact team focuses its efforts on several key areas, including Economic Opportunity, Sustainable Commerce, Culture & Workforce and maintaining a Trusted Managed Marketplace. This assessment will be updated in Fall 2022 in order to continually reflect our most salient issues.

Key members of management, as appropriate, periodically review with the Risk Committee the major risks facing eBay and the steps management has taken to detect, monitor, and actively manage those risks within the agreed risk tolerance. Likewise, the Corporate Governance and Nominating Committee receives periodic updates on eBay sustainability initiatives. The executives responsible for managing a particular risk (in the case of cybersecurity risks, our Chief Technology Officer and Chief Information Security Officer) also report to the Board or its committees, as appropriate, on how the risk is being managed and progress towards agreed mitigation goals.

Management works across the organization to help our business groups and functions prioritize risk management as part of the company's strategy. Through the combination of the ERM program and our Impact sustainability efforts, we believe that our risk management framework appropriately addresses the spectrum of risks facing our businesses, including but not limited to each of the material issues identified by the Sustainability Accounting Standards Board (SASB) industry standards as being applicable to companies in our industry, including climate risks. Climate risks are more fully assessed in our separate Task Force for Climate-Related Financial Disclosure (TCFD) aligned report found at https://www.ebayinc.com/impact/.

Spotlight on eBay's Information Security N E W

Risk relating to information security is a continued area of focus for eBay, and are managed within our ERM Program. The Board's oversight of these risks has included the following activities:

- At least 3 deep dive reports at the Risk Committee level and at least 1 Board level discussion annually on information security risks including payments security, data security, regulatory compliance, platform security and other categories of risk.

- Audit Committee discussion of relevant Sarbanes-Oxley Act and internal audit activities.

- Periodic Risk Committee reviews of management's strategies to detect, monitor and manage information security risks.

Diversity, Equity & Inclusion Highlights

Diversity, Equity and Inclusion (DE&I) is core to who we are and is the cornerstone upon which our business is built. We are committed to being a richly diverse, truly equitable and fearlessly inclusive place to work, grow, sell and buy. Over the past year, we have evolved our approach to DE&I by focusing on key objectives we need to deliver to realize sustained progress. Our four objectives are: increasing representation, cultivating a sense of belonging, engaging our communities and allies — our sellers and buyers as well as the broader communities we serve — and building inclusive technology. Equity remains at the forefront of all we do as we deliver meaningful progress across each of these strategic objectives. We will continue to be transparent about our journey, progress made as well as lessons learned. The results of our sixth gender pay equity study found that we have 99.9% gender pay equity in the U.S. and 100.0% globally. For more information please visit our Diversity, Equity and Inclusion website at https://www.ebayinc.com/company/diversity-equity-inclusion/.

eBay Impact

Many of our Impact sustainability initiatives involve cross-company collaboration on goal setting, impact measurement and reporting, which is published we publish annually on the eBay Impact website. To advance our strategies, manage environmental, social and governance ("ESG") risks and capitalize on opportunities, eBay has formed the ESG Council, which is composed of key members of our management team and engages with numerous critical partners across the company. This Council is chaired by our Chief Sustainability Officer and is key to eBay integrating sustainability more seamlessly into the business and supporting our transition to a low carbon economy, which is currently focused on achieving 100% renewable energy in our electricity supply by 2025. We published our second TCFD report in 2021, addressing the investor need for increased disclosure on climate risks and opportunities. For more information please visit our eBay Impact website at https://www.ebayinc.com/impact/.

Empowering communities through thoughtful commerce

Economic Opportunity	Champions of inclusive commerce, eBay Seller School assists sellers in transforming their business, and we help small businesses grow globally, through programs such as eBay for Change and Up & Running.	From 2011 to 2019, the number of eBay's commercial sellers in less-advantaged communities grew 22% percent compared to a 1.3% decrease in the overall number of business enterprises in those communities.
eBay for Charity	eBay hosts one of the world's largest and most active fundraising platforms, partnering with charity organizations to help them reach their fundraising goals.	In 2021, for the fourth year in a row, eBay for Charity broke our previous records, raising more than $145 million globally in charitable donations through the eBay marketplace.
eBay Foundation	eBay Foundation leverages its voice and resources to amplify the work of those addressing and removing barriers to entrepreneurship for BIPOC in the US and women globally, leading with Trust Based Philanthropy. We also support our employees with meaningful giving and volunteering opportunities.	Since 1998, eBay Foundation has provided over $76 million in total giving, which has supported over 1,800 unique grantees. Since 2020, eBay Foundation grantees have created or strengthened more than 250,000 businesses. In 2021, eBay Foundation increased the employee matching gifts cap to $10,000 per employee and engaged 36% of employees in one or more programs.
Sustainable Commerce	Circular commerce has been a part of our eBay brand since we were founded over 25 years ago. We continually strive to integrate best practices at our facilities to reduce our environmental footprint.	Through the sale of pre-owned apparel and electronics in North America and the UK, eBay helped avoid over 540 thousand metric tons of carbon emissions in 2021 alone. In 2020, eBay continued to make progress on our environmental goals, achieving 74% renewable energy globally and in 2021, eBay earned an A- on the CDP Climate survey in recognition of outstanding action against climate change.
Trusted Marketplace	eBay created a trusted, transparent marketplace that's based on the strong ethical values we follow as a business.	eBay earned a 100% rating on the Human Rights Campaign Foundation's Corporate Equality Index 2022—our 14th year on the Index. In 2020, eBay published its first Global Transparency Report in order to openly communicate its trust and safety policies and enforcement of those policies.

Goals: We are working to better understand, track and quantify our environmental footprint



Renewable Energy

Source 100 percent renewable energy in our electricity supply by 2025 for eBay-controlled data centers and offices.



Carbon Emissions – Science Based Target

Reduce absolute scope 1 and scope 2 GHG emissions 90% by 2030 from a 2019 base year and reduce absolute scope 3 emissions from downstream transportation and distribution 20%.

Stockholder Engagement

Why We Engage

Our directors and management are committed to maintaining a robust dialogue with stockholders. We routinely engage with stockholders throughout the year in order to:

- Provide transparency into our business, our performance and our governance and compensation practices
- Discuss with our stockholders the issues that are important to them, hear their expectations for us and share our views
- Assess emerging issues that may affect our business, inform our decision making, enhance our corporate disclosures and help shape our practices

After we file our proxy statement, we engage with our largest stockholders about important topics to be addressed at our annual meeting. Since January 2021, we have offered to meet on ESG matters with approximately 45 investors representing more than 50% of our outstanding shares, which resulted in approximately 25 conference calls with investors representing more than 25% of our outstanding shares.

How We Engage

Board

The Chair of the Board and other directors are available for engagement with large stockholders, including participating in joint corporate governance and investor relations meetings. The Board receives feedback from management's engagement with stockholders through a cadence of management reports throughout the year.

Investor Relations

We provide institutional investors with many opportunities to provide feedback to our Board and management. We participate in:

- ✔ Webcast events
- ✔ One-on-one meetings
- ✔ Investor conferences throughout the year

To learn more about our engagement, you may visit our investor relations website at https://investors.ebayinc.com.

ESG Team

We engage with governance representatives of our major stockholders through conference calls that occur during and outside of the proxy season. Members of eBay's corporate governance, investor relations, sustainability, corporate compliance, DE&I and executive compensation teams discuss, among other matters, company performance, emerging governance practices, the reasons behind a stockholder's voting decisions at prior meetings, executive compensation programs and sustainable business practices.

Outcomes from Stockholder Engagement

Stockholder feedback is thoughtfully considered and has led to modifications in our governance practices, executive compensation program and disclosure. Some of the actions we have taken that are informed by stockholder feedback over the last several years include:

- Enhanced incentive compensation program to include ESG goals and three-year performance periods
- Instituted eBay's first-ever dividend program and expanded return of capital through disciplined stock buybacks
- Initiated a strategic portfolio review that resulted in the sale of StubHub, eBay Classifieds, and eBay Korea.
- Reorganized our executive leadership team and launched other important strategic and business initiatives
- Reduced the threshold for calling a special meeting from 25 percent to a 20 percent standard
- Adopted a mainstream proxy access bylaw
- Committed to enhancing the Board's oversight of eBay's political spending governance

Spring	Summer	Fall	Winter
Proxy season engagement to update stockholders and obtain feedback on corporate governance and other matters on the Annual Meeting agenda.	Review proxy season feedback and votes from the Annual Meeting. Respond to stockholders as appropriate.	Annual ESG engagement by a cross-functional management team to obtain stockholder input on corporate governance, sustainability, executive compensation, DE&I, risk management and compliance.	Board reviews the outcomes of stockholder ESG engagement with management and considers proactive changes based on feedback.

Governance Policies and Practices

Contacting the Board or Individual Directors

Stockholders may contact the Board, individual directors or groups of directors (such as all of our independent directors) at the following address:

 c/o Corporate Secretary, eBay Inc., 2025 Hamilton Avenue, San Jose, California 95125

The Corporate Governance and Nominating Committee has delegated responsibility for initial review of stockholder communications to our Corporate Secretary. This process assists the Board in reviewing and responding to stockholder communications in an appropriate manner. The Corporate Governance and Nominating Committee has instructed our Corporate Secretary to review correspondence directed to the Board and its principal committees. It is at her discretion to determine whether to forward items solely related to complaints by users with respect to ordinary course of business, customer service and satisfaction issues, or matters she deems to be of a commercial or frivolous nature or otherwise inappropriate for the Board's or its committees' consideration.

Governance Documents

Our Corporate Governance Guidelines, the charters of our principal Board committees, and our Code of Business Conduct can be found on our investor relations website at https://investors.ebayinc.com/corporate-governance/ governance-documents. Any changes in these governance documents will be reflected in the same location on our website. Information contained on our investor relations website is not part of this Proxy Statement.

Majority Vote Standard for Election of Directors

Our bylaws provide that in the event of an uncontested election, each director shall be elected by the affirmative vote of a majority of the votes cast with respect to such director—i.e., the numbers of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee. "ABSTAIN" votes will be counted as present for purposes of this vote but are not counted as votes cast. Broker non-votes will not be counted as present and are not considered votes on the proposal. As a result, abstentions and broker non-votes will have no effect on the vote for Proposal 1: Election of Directors.

Director Resignation Provisions for Uncontested Elections

If a nominee who is serving as a director (an "Incumbent Director") fails to receive the required number of votes for election in accordance with our bylaws in an uncontested election, under Delaware law, the Incumbent Director would continue to serve on the Board as a "holdover director" until his or her successor is elected and qualified, until he or she is re-nominated after consideration by the Corporate Governance and Nominating Committee as described further below or until his or her earlier death, resignation, retirement, or removal pursuant to our bylaws. Our Corporate Governance Guidelines and Bylaws provide that, in considering whether to nominate any Incumbent Director for election, the Board will take into account whether the Incumbent Director has tendered an irrevocable resignation that is effective upon the Board's acceptance of such resignation in the event the director fails to receive the required vote to be elected, as described above. Each of our Incumbent Directors has tendered an irrevocable resignation. In the case of a proposed nominee who is not an Incumbent Director, the Board will take into account whether he or she has agreed to tender such a resignation prior to being nominated for election.

In the case of an uncontested election, if a nominee who is an Incumbent Director does not receive the required vote for election, the Corporate Governance and Nominating Committee or another committee of the Board will decide whether to accept or reject such director's resignation (if the director has tendered such a resignation), or whether to take other action, within 90 days after the date of the certification of the election results (subject to an additional 90-day period in certain circumstances). In reaching its decision, the Corporate Governance and Nominating Committee will review factors it deems relevant, which may include any stated reasons for "AGAINST" votes, whether the underlying cause or causes of the "AGAINST" votes are curable, criteria considered by the Corporate Governance and Nominating Committee in evaluating potential candidates for the Board, the length of service of the director, the size and holding period of such director's stock ownership in the Company, and the director's contributions to the Company. The Corporate Governance and Nominating Committee's decision will be publicly disclosed in a filing with the SEC. If a nominee who was not already serving as a director fails to receive the required votes to be elected at the Annual Meeting, he or she will not become a member of the Board. All of the director nominees are currently serving on the Board and each director nominee has submitted an irrevocable resignation of the type described above.

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines to better align the interests of our directors and executive officers with the interests of our stockholders and further promote our commitment to sound corporate governance. Under these guidelines, our executive officers are required to achieve ownership of eBay common stock valued at three times their annual base salary (six times in the case of our CEO). For the executive officers, these guidelines are initially calculated using the executive officer's base salary as of the date the person is first appointed as an executive officer. These guidelines are then recalculated each January 1st immediately following the third anniversary of the most recent calculation. In addition, these guidelines will also be recalculated as of the date on which an executive officer's pay grade changes. Our directors (except for our CEO) are required to achieve ownership of eBay common stock valued at five times the amount of the annual retainer payable to directors.

Each of our executive officers is required to retain 50% of any shares received (net of any shares sold or withheld to pay any applicable exercise price or satisfy tax withholding obligations) as the result of the exercise, vesting or payment of any eBay equity awards granted to the executive officer until the stock ownership guidelines are met. Each of our non-employee directors is required to retain 25% of the shares received (net of any shares sold or withheld to pay any applicable exercise price or satisfy tax obligations) as the result of the exercise, vesting or payment of any eBay equity awards granted to the director until the stock ownership guidelines are met. Our stock ownership guidelines can be found on our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents.

The ownership levels of our executive officers and directors as of April 1, 2022 are set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management."

Hedging and Pledging Policy

The Company's insider trading policy prohibits directors, executive officers, and other employees from entering into any hedging or monetization transactions relating to our securities or otherwise trading in any instrument relating to the future price of our securities, such as a put or call option, futures contract, short sale, collar, or other derivative security. The policy also prohibits directors and executive officers from pledging eBay common stock as collateral for any loans.

Clawbacks

In 2012, we implemented changes to the eBay Incentive Plan and the Company's equity incentive plans to provide that awards made under those plans are subject to a clawback provision. In January 2014, the terms of the clawback were adopted by the Compensation and Human Capital Committee subject to amendment to comply with the SEC rules to be issued in accordance with the Dodd- Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act.

Conflicts of Interest/Code of Business Conduct

We expect our directors, executive officers, and other employees to conduct themselves with the highest degree of integrity, ethics, and honesty. Our credibility and reputation depend on the good judgment, ethical standards, and personal integrity of each director, executive officer, and employee. Our Code of Business Conduct requires that directors, executive officers, and other employees disclose actual or potential conflicts of interest and recuse themselves from related decisions. In order to better protect us and our stockholders, we regularly review our Code of Business Conduct and related policies to ensure that they provide clear guidance to our directors, executive officers, and employees.

The Company also has practices that address potential conflicts in circumstances where a non-employee director is a control person of an investment fund that desires to make an investment in or acquire a company that may compete with one of the Company's businesses. Under those circumstances, the director is required to notify the Company's CEO and General Counsel of the proposed transaction, and the Company's senior management then assesses the nature and degree to which the investee company is competitive with the Company's businesses, as well as the potential overlaps between the Company and the investee company. If the Company's senior management determines that the competitive situation and potential overlaps between eBay and the investee company are acceptable, approval of the transaction by the Company would be conditioned upon the director agreeing to certain limitations (including refraining from joining the board of directors of the investee company or conveying any confidential or proprietary material between the Company and the investee company, abstaining from being the primary decision-maker for the investment fund with respect to the investee company, and recusing himself/herself from portions of Company Board meetings that contain competitive information reasonably pertinent to the investee company). All transactions by investment funds in which a non-employee director is a control person also remain subject in all respects to the Board's written policy for the review of related person transactions, discussed under the section entitled "Certain Transactions with Directors and Officers."

Corporate Hotline

We have established a corporate hotline that is operated by a third party and allows any employee to confidentially and anonymously (where legally permissible) submit a complaint about any accounting, internal control, auditing, or other matters of concern.

Certain Transactions with Directors and Officers

Our Audit Committee reviews and approves the Code of Business Conduct, which applies to our directors, officers, and employees and reviews our programs that are designed to ensure compliance with the Code of Business Conduct. The Audit Committee also reviews and approves all transactions with related persons that are required to be disclosed in this section of our Proxy Statement. The charter of our Audit Committee and our Code of Business Conduct may be found on our investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents/.

Our Board has adopted a written policy for the review of related person transactions. For purposes of the policy, a related person transaction includes transactions in which (1) the amount involved is more than $120,000, (2) eBay is a participant, and (3) any related person has a direct or indirect material interest. The policy defines a "related person" to include directors, nominees for director, executive officers, beneficial holders of more than 5% of eBay's outstanding common stock and their respective family members. Pursuant to the policy, all related person transactions must be approved by the Audit Committee or, in the event of an inadvertent failure to bring the transaction to the Audit Committee for pre-approval, ratified by the Audit Committee. In the event that a member of the Audit Committee has an interest in a related person transaction, the transaction must be approved or ratified by the disinterested members of the Audit Committee. In deciding whether to approve or ratify a related person transaction, the Audit Committee will consider the following factors:

- Whether the terms of the transaction are (a) fair to eBay and (b) at least as favorable to eBay as would apply if the transaction did not involve a related person;
- Whether there are demonstrable business reasons for eBay to enter into the transaction;
- Whether the transaction would impair the independence of an outside director under eBay's director independence standards; and
- Whether the transaction would present an improper conflict of interest for any director or executive officer, taking into account the size of the transaction, the overall financial position of the related person, the direct or indirect nature of the related person's interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Audit Committee deems relevant.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify such individuals, to the fullest extent permitted by Delaware law, for certain liabilities to which they may become subject as a result of their affiliation with eBay.

Since January 1, 2021, there were no related person transactions, and we are not aware of any currently proposed related person transactions, that would require disclosure under SEC rules.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our securities with the SEC and to furnish us with copies of all Section 16(a) reports that they file. Based solely on our review of copies of the reports filed with the SEC and the written representations of our directors and executive officers, we believe that all reporting requirements for fiscal year 2021 were complied with by each person who at any time during the 2021 fiscal year was a director or an executive officer or held more than 10% of our common stock except for the following: due to administrative error, Ms. Loeger inadvertently filed a Form 4 late reporting two transactions, and due to system error, Mr. Green inadvertently filed a Form 4 late reporting sixteen transactions, which were made in accounts managed by a financial advisor to Mr. Green that had full investment control. Despite Mr. Green's instruction to the advisor not to transact in shares of eBay common stock, due to a system error, the advisor made purchases and then subsequently sold eBay common stock when it realized that such purchases should not have been made. The transactions resulted in short-swing profits of $4,242.55, which Mr. Green has disgorged to eBay in accordance with Section 16(b) of the Securities Exchange Act of 1934.

Compensation of Directors

The Compensation and Human Capital Committee is responsible for reviewing and making recommendations to the Board regarding compensation paid to all directors who are not employees of eBay, or any parent, subsidiary, or affiliate of eBay, for their Board and committee services. Pay Governance LLC serves as the Compensation and Human Capital Committee's independent compensation consultant. In connection with its engagement, Pay Governance assists the Compensation and Human Capital Committee in conducting annual peer benchmarking and assessment of market trends and best practices, to ensure that eBay's director compensation program is in line with the market and that pay levels are comparable to peers. Our most recent benchmarking indicates that our compensation is benchmarked at or around the 50th percentile of our peer group.

Annual compensation to continuing non-employee directors consisted of (a) RSUs with a grant date value equal to $250,000 or, for a non-employee director serving as the Chair of the Board, $350,000, in each case rounded up to the nearest whole share, granted at the time of the annual meeting and (b) an annual cash retainer of $80,000 plus additional fees for chair and committee service paid in quarterly installments (or, at the non-employee director's discretion, paid in additional common stock of an equivalent value rounded up to the nearest whole share). Effective in September 2020, the annual equity award and retainer are pro-rated in the event that a director serves for a portion of a year. The annual equity award is granted on the date of the director's appointment unless the director is appointed more than 9 months since the last annual meeting (in which case, the director will receive cash in lieu of a grant).

We previously issued Deferred Stock Units ("DSUs") as equity compensation for our non-employee directors. Since January 1, 2017, RSUs have been granted in lieu of DSUs as compensation for non-employee directors. DSUs granted prior to August 1, 2013 are payable in Company common stock or cash (at our election) following the termination of a non-employee director's service on the Board. DSUs granted on or after August 1, 2013 are payable solely in Company common stock following the termination of a non-employee director's service on the Board. In the event of a change in control of eBay, any equity awards granted to our non-employee directors will accelerate and become fully vested.

The following table sets forth annual retainers paid to our non-employee directors who serve as Chair of the Board; the Chairs of the Audit, Compensation, Corporate Governance and Nominating, and Risk Committees; and the members of those Committees. Directors with an interest and background in technology who meet regularly with our senior technologists and report significant matters to the Board do not receive any additional compensation for such service.

Role	2021 Annual Retainer
All Independent Directors	$ 80,000
Board Chair	$100,000
Lead Independent Director (if applicable)	$ 25,000
Committee Chairs	
Audit	$ 25,000
Compensation and Human Capital	$ 15,000
Corporate Governance & Nominating	$ 15,000
Risk	$ 15,000
Committee Members	
Audit	$ 18,000
Compensation and Human Capital	$ 15,000
Corporate Governance & Nominating	$ 10,000
Risk	$ 10,000

2021 Director Compensation Table

The following table and footnotes summarize the total compensation paid by the Company to non-employee directors for the fiscal year ended December 31, 2021.

Name (a)	Fees Earned ($)(b)	Stock Awards ($)(c)[1]	Option Awards ($)(d)	All Other Compensation ($)(e)	Total ($)(f)
Anthony J. Bates	105,000	250,000	—	—	355,000
Adriane M. Brown	120,000	250,000	—	—	370,000
Diana Farrell	100,000	250,000	—	—	350,000
Logan D. Green	95,000	250,000	—	—	345,000
Bonnie S. Hammer	90,000	250,000	—	—	340,000
E. Carol Hayles	105,349	250,000	—	—	355,349
Kathleen C. Mitic	120,000	250,000	—	—	370,000
Matthew J. Murphy	108,000	250,000	—	—	358,000
Paul S. Pressler	205,000	350,000	—	—	555,000
Mohak Shroff	82,940	250,000	—	—	332,940
Robert H. Swan	123,000	250,000	—	—	373,000
Perry M. Traquina	125,651	250,000	—	—	375,651

Fees Earned or Paid in Cash (Column (b))

The amounts reported in the Fees Earned or Paid in Cash column reflect the cash fees earned by each non-employee director in 2021, which includes fees with respect to which the following directors elected to receive shares in lieu of cash.

Name	Fees Forgone ($)	Shares Received (#)
Adriane M. Brown	30,000	514
Robert H. Swan	123,000	1,933
Perry M. Traquina	125,651	1,991

Stock Awards (Column (c))

The amounts reported in the Stock Awards column reflect the aggregate grant date fair value of RSUs granted in 2021. The grant date fair value of each RSU was calculated using the fair value of our common stock on the date of the grant calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation—Stock Compensation. Each non-employee director providing service as a director through June 15, 2021, the date of our 2021 Annual Meeting, was granted 3,791 RSUs with a value of $250,000 on such date (or, in the case of Mr. Pressler, our Chair of the Board, 5,307 RSUs with a value of $350,000 on such date). Such RSUs become fully vested upon the earlier of (i) the first anniversary of the grant date, and (ii) the first annual meeting of the stockholders of the Company that occurs after the grant date.

As of December 31, 2021, each individual who served as a non-employee director during 2021 held the aggregate numbers of DSUs and RSUs as set forth below. There were no outstanding options held by non-employee directors as of December 31, 2021.

Name	DSUs Held as of 12/31/21 (#)	Total RSUs Held as of 12/31/21 (#)
Anthony J. Bates	5,810	3,791
Adriane M. Brown	—	3,791
Diana Farrell	—	3,791
Logan D. Green	—	3,791
Bonnie S. Hammer	3,711	3,791
E. Carol Hayles	—	3,791
Kathleen C. Mitic	25,212	3,791
Matthew J. Murphy	—	3,791
Paul S. Pressler	1,128	5,307
Mohak Shroff	—	3,791
Robert H. Swan	836	3,791
Perry M. Traquina	6,198	3,791

All Other Compensation (Column (e))

The Company provides no other reportable compensation or benefits to non-employee directors.

Our Executive Officers

Executive officers are appointed annually by the Board and serve at the discretion of the Board. Set forth below is information regarding our executive officers as of April 21, 2022.



Jamie Iannone

Age: 49

Position: President and Chief Executive Officer

Biography

Mr. Iannone's biography is set forth under the heading "Board of Directors" above.



Steve Priest

Age: 52

Position: Chief Financial Officer

Biography

Mr. Priest has served eBay as Chief Financial Officer since June 2021. He previously served as Chief Financial Officer of JetBlue Airways Corporation, a position he held since February 2017. Mr. Priest joined JetBlue in August 2015 as Vice President Structural Programs. Prior to JetBlue, he worked at British Airways from 1996 to 2015 where he served as Senior Vice President of their North Atlantic joint venture business with American Airlines, Iberia, and Finnair, as well as several other leadership roles.



Cornelius Boone

Age: 41

Position: Senior Vice President, Chief People Officer

Biography

Mr. Boone has served eBay as Senior Vice President, Chief People Officer since February 2021. Prior to joining eBay, he was Vice President, Human Resources at American Airlines from 2018 to 2021. Prior to American Airlines, Mr. Boone was Vice President, Human Resources at Walmart from 2016 to 2018, and Vice President, Human Resources at Walmart Global eCommerce from 2014 to 2016.



Marie Oh Huber

Age: 60

Position: Senior Vice President, Chief Legal Officer, General Counsel and Secretary

Biography

Ms. Huber serves eBay as Senior Vice President, Chief Legal Officer, General Counsel and Secretary. She assumed her current role in July 2015. Prior to joining eBay, Ms. Huber spent 15 years at Agilent Technologies, a technology and life sciences company, most recently as Senior Vice President, General Counsel and Secretary. Before Agilent, she spent ten years at Hewlett-Packard Company in various positions, and prior to HP she started her career at large law firms in New York and San Francisco.



Julie Loeger

Age: 58

Position: Senior Vice President, Chief Growth Officer

Biography

Julie A. Loeger serves eBay as Senior Vice President, Chief Growth Officer. She assumed her current role in January 2021. Prior to joining eBay, Ms. Loeger spent 29 years at Discover, a financial company, most recently as Executive Vice President, President – U.S. Cards, a position she held since 2018. At Discover, Ms. Loeger held leadership positions in many areas, including Rewards, Portfolio Marketing, Acquisition, Brand Management and Product Development. Prior to joining Discover, she held various marketing positions at Anheuser Busch, Inc.



Pete Thompson

Age: 53

Position: Senior Vice President, Chief Product Officer

Biography

Mr. Thompson has served eBay as Senior Vice President and Chief Product Officer since July 2019. Before that, he was Vice President for Alexa Voice Services at Amazon from October 2017. Prior to that, Mr. Thompson was Executive Vice President and Chief Operating Officer at TiVo from September 2016 and Vice President – Product at Sonos, Inc. from September 2015. Prior to Sonos, he worked at Ericsson from September 2013 to September 2015 and Microsoft from January 2006 to September 2013 in various positions. On March 22, 2022, we announced that Mr. Thompson will be leaving the Company and is expected to transition from his role on or about April 29, 2022.

Audit Matters



Proposal 2 **Ratification of Appointment of Independent Auditors**

Audit Matters

The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the independent auditors retained to audit our consolidated financial statements. We have appointed PricewaterhouseCoopers LLP ("PwC") as our independent auditors for the fiscal year ending December 31, 2022. PwC has served as our auditors since 1997. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent audit firm. Further, in conjunction with the mandated rotation of the independent audit firm's lead engagement partner, the Audit Committee will continue to be directly involved in the selection and evaluation of PwC's lead engagement partner. The Board and the Audit Committee believe that the continued retention of PwC to serve as our independent auditors is in the best interests of eBay and our stockholders. We expect that representatives of PwC will be present at the Annual Meeting, will have an opportunity to make a statement if they wish, and will be available to respond to appropriate questions.

Our bylaws do not require the stockholders to ratify the appointment of PwC as our independent auditors. However, we are submitting the appointment of PwC to our stockholders for ratification as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Audit Committee will reconsider whether or not to retain PwC. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of eBay and our stockholders.

☑ **The Board and the Audit Committee recommend a vote FOR this proposal.**

Audit and Other Professional Fees

During the fiscal years ended December 31, 2021 and December 31, 2020, fees for services provided by PwC were as follows (in thousands):

| | Year Ended December 31, | |
	2021	2020
Audit Fees	$ 12,350	$ 19,481
Audit-Related Fees	375	—
Tax Fees	2,037	4,500
All Other Fees[1]	84	588
Total	$ 14,846	$ 24,569

[1] For 2021 and 2020, includes approximately $0 and $0.5 million, respectively, of lease payments to PwC Russia for office space in Russia pursuant to a sublease arrangement negotiated on an arm's-length basis.

"Audit Fees" consist of fees incurred for services rendered for the audit of eBay's annual financial statements, review of financial statements included in eBay's quarterly reports on Form 10-Q, other services normally provided in connection with statutory and regulatory filings, for attestation services related to compliance with the Sarbanes-Oxley Act of 2002, and services rendered in connection with securities offerings. "Audit-Related Fees" consist of fees incurred for due diligence procedures in connection with acquisitions and divestitures and consultation regarding financial accounting and reporting matters. "Tax Fees" consist of fees incurred for transfer pricing consulting services, tax planning and advisory services, and tax compliance services. "All Other Fees" consist of fees incurred for permitted services not included in the category descriptions provided above with respect to "Audit Fees," "Audit-Related Fees," and "Tax Fees," and include fees for consulting services, compliance-related services, and software licenses, as well as the lease payments described above.

The Audit Committee has determined that the non-audit services rendered by PwC were compatible with maintaining its independence. All such non-audit services were pre-approved by the Audit Committee pursuant to the pre-approval policy set forth below.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy requiring the pre-approval of any non-audit engagement of PwC. In the event that we wish to engage PwC to perform accounting, technical, diligence, or other permitted services not related to the services performed by PwC as our independent registered public accounting firm, our internal finance personnel will prepare a summary of the proposed engagement, detailing the nature of the engagement, the reasons why PwC is the preferred provider of such services, and the estimated duration and cost of the engagement. This information will be provided to our Audit Committee or a designated Audit Committee member, who will evaluate whether the proposed engagement will interfere with the independence of PwC in the performance of its auditing services and decide whether the engagement will be permitted.

On an interim basis, any non-audit engagement may be presented to the Chair of the Audit Committee for approval and to the full Audit Committee at its next regularly scheduled meeting.

Auditor Independence

We have taken a number of steps to ensure continued independence of our outside auditors. Our independent auditors report directly to the Audit Committee, and we limit the use of our auditors for non-audit services. The fees for services provided by our auditors in 2020 and 2021 and our policy on pre-approval of non-audit services are described above.

Audit Committee Report

We constitute the Audit Committee of the Board. The Audit Committee's responsibility is to provide assistance and guidance to the Board in fulfilling its oversight responsibilities to eBay's stockholders with respect to:

- eBay's corporate accounting, reporting and financial controls practices;
- eBay's compliance with legal and regulatory requirements;
- The independent auditors' qualifications and independence;
- The performance of eBay's internal audit function and independent auditors;
- The quality and integrity of eBay's financial statements and reports;
- Reviewing and approving all audit engagement fees and terms, as well as all non-audit engagements with the independent auditors; and
- Producing this report.

The Audit Committee members are not professional accountants or auditors, and these functions are not intended to replace or duplicate the activities of management or the independent auditors. Management has primary responsibility for preparing the financial statements and designing and assessing the effectiveness of internal control over financial reporting. Management and the internal audit function are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

PwC, eBay's independent auditors, is responsible for planning and carrying out an audit of eBay's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and eBay's internal control over financial reporting, expressing an opinion on the conformity of eBay's audited financial statements with generally accepted accounting principles ("GAAP") as well as the effectiveness of eBay's internal control over financial reporting, reviewing eBay's quarterly financial statements prior to the filing of each quarterly report on Form 10-Q, and other procedures.

During 2021 and in early 2022, in connection with the preparation of eBay's Annual Report on Form 10-K for the year ended December 31, 2021, and in fulfillment of our oversight responsibilities, we did the following, among other things:

- Discussed with PwC the overall scope of and plans for their audit;
- Reviewed, upon completion of the audit, the financial statements to be included in the Form 10-K and management's report on internal control over financial reporting and discussed the audited financial statements and eBay's internal control over financial reporting with senior management;
- Conferred with PwC and senior management of eBay regarding the scope, adequacy, and effectiveness of internal accounting and financial reporting controls (including eBay's internal control over financial reporting) in effect;
- Instructed PwC that the independent auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the stockholders;
- Discussed with PwC, both during and after completion of their audit processes, the results of their audit, including PwC's assessment of the quality and appropriateness, not just acceptability, of the accounting principles applied by eBay, the reasonableness of significant judgments, the nature of significant risks and exposures, the adequacy of the disclosures in the financial statements, as well as other matters required to be communicated under generally accepted auditing standards, including the matters required by applicable accounting standards; and
- Obtained from PwC, in connection with the audit, a timely report relating to eBay's annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments of financial information within GAAP that were discussed with management, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by PwC, and any material written communications between PwC and management.

Our Audit Committee held eight meetings in 2021. Throughout the year, we conferred with PwC, eBay's internal audit function, and senior management in separate executive sessions to discuss any matters that the Audit Committee, PwC, the internal audit function, or senior management believed should be discussed privately with the Audit Committee. We have direct and private access to both the internal and independent auditors of eBay.

We have discussed with PwC the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee received written disclosures and a letter from PwC required by the applicable PCAOB requirements for independent accountant communications with audit committees concerning auditor independence, and discussed the independence of PwC with that firm. We concluded that PwC's provision to eBay and its affiliates of the non-audit services reflected under "Audit-Related Fees," "Tax Fees," and "All Other Fees" above is compatible with PwC's obligation to remain independent.

We have also established procedures for the receipt, retention, and treatment of complaints received by eBay regarding accounting, internal accounting controls, or auditing matters and for the confidential anonymous submission by eBay employees of concerns regarding questionable accounting or auditing matters.

After reviewing the qualifications of the current members of the Audit Committee, and any relationships they may have with eBay that might affect their independence from eBay, the Board determined that each member of the Audit Committee meets the independence requirements of The Nasdaq Stock Market and of Section 10A of the Exchange Act, that each member is able to read and understand fundamental financial statements, and that Messrs. Swan and Traquina and Ms. Hayles each qualifies as an "audit committee financial expert" under the applicable rules promulgated pursuant to the Exchange Act. The Audit Committee operates under a written charter adopted by the Board. The current Audit Committee Charter is available on the corporate governance section of eBay's investor relations website at https://investors.ebayinc.com/corporate-governance/governance-documents/.

Any future changes in the Audit Committee Charter will also be reflected on the website.

Based on the reviews and discussions described above, we recommended to the Board, and the Board approved, the inclusion of the audited financial statements in eBay's Annual Report on Form 10-K for the year ended December 31, 2021, which eBay filed with the SEC on February 24, 2022. We have also approved the appointment of PwC as our independent auditors for the fiscal year ending December 31, 2022.

Audit Committee

| E. Carol Hayles | Matthew J. Murphy | Robert H. Swan | Perry M. Traquina |

Executive Compensation



Proposal 3 Advisory Vote to Approve Named Executive Officer Compensation

Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act, we are asking stockholders to approve, on an advisory basis, the compensation of our named executive officers as described in the Compensation Discussion and Analysis, compensation tables, and related narrative discussion of such compensation included in this Proxy Statement.

As discussed in the Compensation Discussion and Analysis, the Compensation and Human Capital Committee of the Board is committed to an executive compensation program that is aligned with our business goals, culture, and stockholder interests. We believe a competitive compensation program that is highly performance-based is key to delivering long-term stockholder returns.

The Compensation and Human Capital Committee believes that the goals of our executive compensation program are appropriate and that the program is properly structured to achieve those goals, particularly in light of our annual evaluation of, and periodic refinements to, the program. We have engaged in ongoing discussions with our investors, who generally support those goals and the program, and we believe our stockholders as a whole should support them as well.

We are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "**RESOLVED**, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2022 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2021 Summary Compensation Table, and the other related tables and disclosures."

While the say-on-pay vote is advisory, and therefore not binding on the Company, the Board and the Compensation and Human Capital Committee value the opinions of our stockholders and will take into account the outcome of this vote in considering future compensation arrangements. It is expected that the next say-on-pay vote will occur at the 2023 Annual Meeting.

 **The Board recommends a vote FOR this proposal.**

MESSAGE FROM THE COMPENSATION AND HUMAN CAPITAL COMMITTEE

Dear eBay Stockholders,

Through the uncertainty of 2021, with renewed focus on our Marketplaces business, we continued to realize our vision of a tech-led reimagination of eBay. By delivering product innovation and executing eBay's strategic playbook, the eBay leadership team is working to transform the underlying health of our core business. During the year, we also made significant progress on growth initiatives and portfolio strategy, including completing the managed payments migration, growing our advertising business, and completing the divestitures of eBay Classifieds Group and eBay Korea. Aligned with our long-term vision, in the first half of 2021, we recruited new members of the executive leadership team, including a new Chief Financial Officer, Chief People Officer, Chief Growth Officer, and Chief Business and Strategy Officer, to solidify a world-class leadership team that is laser focused on our buyers and sellers and delivering sustainable growth.

Pay for Performance

We are proud that the Company achieved results well above our targets for 2021, led by the exemplary leadership demonstrated by Jamie and his team. Through a transformational period, they drove outstanding performance against each of our current business objectives all while refining the strategic vision we believe will deliver value long into the future. We believe the compensation paid for performance in 2021 is appropriate and meets the objectives of retaining and motivating our leaders while assuring that they focus on long-term performance.

Responsive to Shareholders

While the Company continues to evolve, our core values remain constant. We are committed to diversity of thoughts, backgrounds, ideas and opinions because we believe our shared purpose benefits from a multiplicity of viewpoints. This includes our solicitation of feedback from our stockholders through regular engagement efforts and outreach initiatives, as well as the votes cast at our Annual Meeting. At our 2021 Annual Meeting of Shareholders, support for the annual Say-on-Pay vote was below the level that we strive to achieve, and the Committee takes this feedback seriously. Through our engagement process we heard that our stockholders generally support our executive compensation program and the decisions we have made under the program. And we also heard requests for additional disclosure as to the rationale for new-hire compensation and severance arrangements for former executives. We intend for the Compensation Discussion and Analysis that follows to address these concerns.

Continuous Improvement

We are committed to ensuring that the Company's executive compensation program serves the long-term interests of our stockholders and is highly performance based. During the year, we conducted an extensive review of eBay's executive compensation program to assess whether it continued to be properly aligned with our business goals, culture and, importantly, stockholder feedback and interests. Based upon this review, we determined that our program continued to be appropriate to drive our strategy, resonate culturally and align pay with performance. With shareholder feedback reinforcing our commitments, for our 2022 program, we approved significant enhancements to both our short-term and long-term incentive programs to further emphasize ESG, CSAT, key operational goals over the long term, as well as stock price performance relative to our peers. Please see the prospective disclosures of these design changes in the executive summary of our CD&A.

Commitment to Sustainability

As the Compensation and Human Capital Committee of your Board of Directors, emphasizing the importance of sustainability through annual incentives was just one example of our commitment to sustainable business practices in 2021 – we also took the important step of expanding the role of the Committee to formally include broad oversight of human capital management. In this capacity, we have planned with the executive leadership team to engage in a regular cadence of discussions throughout the year on critical matters such as diversity, equity & inclusion, pay equity and management development. It is our goal to advise and empower the management team to ensure that eBay takes a leadership position and that our culture continues to be a distinguishing asset well into the future.

We strive to ensure that our programs create the proper incentives and rewards for creating long-term value for our stockholders. We sincerely welcome your feedback and questions and look forward to continuing to serve you in 2022.

Compensation and Human Capital Committee

| Adriane M. Brown (Chair) | Anthony J. Bates | Logan D. Green | Kathleen C. Mitic | Paul S. Pressler |

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation of our "named executive officers" ("NEOs") for 2021:

Jamie Iannone, President and Chief Executive Officer ("CEO")

Steve Priest, Chief Financial Officer ("CFO")[1]

Cornelius Boone, Senior Vice President, Chief People Officer[2]

Julie Loeger, Senior Vice President, Chief Growth Officer[3]

Peter B. Thompson, Senior Vice President, Chief Product Officer[4]

Andy Cring, former Interim Chief Financial Officer[5]

Kristin Yetto, former Chief People Officer[6]

[1] Mr. Priest joined as CFO in June 2021.

[2] Mr. Boone joined as Chief People Officer in February 2021.

[3] Ms. Loeger joined as Chief Growth Officer in January 2021.

[4] Mr. Thompson will be leaving the Company and is expected to transition from his role on or about April 29, 2022.

[5] Mr. Cring served as Interim Chief Financial officer from September 2019 until June 2021 and then served as an advisor until October 2021.

[6] Ms. Yetto stepped down from her role in January 2021 and then served as a senior advisor until March 2021.

Executive Summary

Within our executive compensation program, we strive to align the interests of our stockholders and our executives. We also believe in creating incentives that reflect our pay-for-performance philosophy, both in periods of success and during years where our financial performance falls short of our targets. In our view, our compensation practices, including incentive compensation, play an important role in reinforcing our performance-driven culture. 2021 was an extraordinary year of change for the Company with the global pandemic influencing changes in consumer behavior. Due in large part to the strategies of and execution under Mr. Iannone's leadership, the Company significantly exceeded short-term and long-term financial performance targets for the year. Notable achievements of the management team in 2021 include:

- Consistent with the strategy announced in 2020, as the pandemic disrupted consumer behavior, we increased our focus on sellers and buyers and accelerated the pace of innovation, with a view to the sustaining the long-term health of our business

- Revamped and aligned our leadership team, with the recruitment of a new Chief Financial Officer, Chief People Officer, Chief Growth Officer, and Chief Business and Strategy Officer, to drive the execution of our strategic plans

- Drove results in our portfolio review, including the transfer of eBay Classifieds to Adevinta and the sale of eBay Korea

- Maintained strong levels of GMV in 2021, as the effects of the global pandemic on consumer behavior eased globally

- Continued to execute key growth initiatives, completing the Managed Payments migration and keeping Advertising on track to drive revenue growth that outpaced GMV (17% net revenue growth for the year)

Consistent with our pay-for-performance philosophy, our incentive compensation programs rewarded our NEOs for this success. As discussed in more detail below, payouts for our 2020-2021 long-term, performance-based equity program and 2021 annual cash incentive plan were above target. We believe these payouts correlate with shareholder value creation.

Executive Transitions

Following the departure of our prior CEO, an independent committee of the Board led the search to identify the right candidate to lead the Company's next chapter of growth and success, which concluded with the appointment of new CEO, Jamie Iannone, in April 2020. Aligned with our long-term vision to further our transformation, in the first half of 2021, we recruited new members of the executive leadership team, including a new Chief Financial Officer, Chief People Officer, Chief Growth Officer, and Chief Business and Strategy Officer, to solidify a world-class leadership team that is laser focused on our buyers and sellers and delivering sustainable growth.

New-Hire Compensation. The new-hire compensation packages of the executives who joined the Company in 2021 include customary elements of our compensation program (salary, annual cash incentive and target long-term equity incentives), as well as one-time, transition compensation components. In designing these packages, the Compensation and Human Capital Committee focused on developing compelling compensation packages, consistent with our pay for performance philosophy that would reward for creating shareholder value in both the short and long term. These components were designed to entice the executives to join eBay, to deliver take-home compensation in the first year of employment approximating target compensation for the given role within our peer group and to compensate for value they forfeited when leaving prior employment. For details, please see 2021 NEO Target Compensation – Determining 2021 Compensation for Our NEOs.

Severance Arrangements. During 2021, our incumbent Chief People Officer and interim Chief Financial Officer departed the Company. The severance arrangements for Ms. Yetto (who participated in a legacy arrangement, which was appropriate at the time to attract and retain executives prior to our separation from PayPal), Mr. Cring (who was provided an arrangement as an officer below the SVP level while serving as interim CFO) and our continuing NEOs reflect the evolution of our approach, culminating with the Company's current Standard Severance Plan. Each of the continuing NEOs participate in the Standard Severance Plan, which we believe is appropriate for the market for talent that we compete in today. We discuss the terms of severance arrangements below in Severance and Change in Control Arrangements with Executive Officers and Clawbacks.

Compensation Design Changes for 2022

During a period of evolution, including leadership transitions, our compensation plans provided flexibility to make decisions to address the changes in our business. We evaluate plan designs annually to determine their appropriateness and have implemented the following changes for 2022.

PBRSUs. Our Performance-Based Restricted Stock Units (PBRSUs) have historically been earned based on financial performance over a two-year period, subject to additional time vesting. Based on a desire to both extend the performance period to three years and incorporate a metric related to stock price performance against peers, and feedback from shareholders, the Committee added a three-year relative total shareholder return modifier to the PBRSUs awarded to our NEOs. The Committee also modified the performance periods for the core financial measures from a two-year period to a series of three one-year periods to better align with management's annual financial planning.

Performance Options. In addition to Restricted Stock Units (RSUs) and PBRSUs, which historically comprised 40% and 60% of equity compensation awarded to our NEOs, the Committee determined to allocate a percentage of target equity value to performance-vesting stock options. These stock options will only vest over a three-year performance period if predetermined operational goals and time-based vesting are satisfied. As a result, the target equity value will be comprised of 40% RSUs, 40% PBRSUs, and 20% performance-vesting stock options.

eIP. The assessment of our executive leadership team's performance will continue to include ESG factors related to sustainability and DE&I goals, as well as a customer satisfaction (CSAT) measure that can increase payouts based on performance.

Our Compensation Program

The objectives of our executive compensation program are to:

- ✅ **align** compensation with our business objectives, performance and stockholder interests,
- ✅ **motivate** executive officers to enhance short-term results and long-term stockholder value,
- ✅ **position** us competitively among the companies against which we recruit and compete for talent, and
- ✅ **enable** us to attract, reward and retain executive officers and other key employees who contribute to our long-term success.

We achieve these objectives primarily by employing the core elements of our executive compensation programs as illustrated in the graphic below.



Base Salary reflects the scope of executives' roles and responsibilities and compensates for expected day-to-day performance

Time-based Restricted Stock Units (RSUs) promote retention since executives must remain with the Company in order to enjoy the growth in equity value

Long-term Equity Incentives include our RSU and PBRSU programs which align executive incentives with the long-term interests of our stockholders

Annual Cash Incentive (eIP) aligns executive compensation with annual Company and individual performance, and motivates executives to enhance annual results

Performance-based Restricted Stock Units (PBRSUs) hold executives accountable for the long-term performance of the Company and time-based vesting at the end of the performance period focuses the executive on stock performance

Performance-based Incentives include our Annual Cash Incentive and PBRSUs which hold executives accountable for achieving performance targets

How We Pay Our CEO

The following graphics illustrate the predominance of equity incentives and performance-based components in Mr. Iannone's 2021 target pay mix in our core compensation program. In addition to annual and long-term incentives in line with our core compensation program, in 2021, Mr. Iannone also received a cash bonus as part of his new-hire compensation as outlined in 2021 NEO Target Compensation – Determining 2020 Compensation for Our NEOs. This one-time, new-hire award is not reflected in the graphics below.

Mr. Iannone's compensation is highly weighted to Company performance. Over 94% of his 2021 compensation is based on Company performance goals or is otherwise subject to stock price volatility.

	2021 Target Compensation
Base Salary	$ 1,000,000
Annual Cash Incentive (eIP)	$ 2,000,000
Equity Awards	$15,000,000
Total Target Compensation	$18,000,000



Pay for Performance

In 2021, we continued to compensate our executive officers using a mix of equity and cash compensation vehicles. Our incentive compensation is tied to financial targets that the Compensation and Human Capital Committee believes correlate with operating performance over one- and multi-year performance periods and long-term stock performance. Performance targets are generally set in a manner consistent with the current year budget and multi-year strategic plan.

Plan	Performance Metrics	Compensation and Human Capital Committee Rationale
Annual Cash Incentive (eIP)	• FX-neutral revenue (threshold) • Non-GAAP net income • Individual performance	• A revenue threshold must be met before any incentive is paid • Non-GAAP net income is directly affected by management decisions and provides the most widely followed measure of financial performance • Differentiate compensation based on individual contributions, including ESG factors
PBRSUs	• FX-neutral revenue • Non-GAAP operating margin dollars • ROIC Modifier	• Key drivers of our long-term success and stockholder value, and directly affected by management decisions • Incentivizes profitable growth and efficient use of capital

Annual Cash Incentive Plan Financial Goals and Plan Performance

The following graphs show the goals and results achieved for the 2021 performance period under the financial component of our eIP, which accounted for 75% of our NEOs' award opportunities. In 2021, the eIP's financial performance goals were adjusted to exclude the impacts of eBay Korea, which was sold in November 2021, and the goals set did not include eBay Classifieds, which was classified as discontinued operations following the agreement to transfer it to Adevinta in July 2020.



FX-neutral revenue (threshold) ($ billions)

Threshold

$10.420B

$8.868B

Non-GAAP net income ($ billions)

Threshold | Target | Maximum

$2.662B

$2.283B | $2.403B | $2.643B

2021 eIP Financial Results

As discussed above, driven by the impacts of the pandemic and management performance, the Company exceeded financial expectations in 2021. FX-Neutral revenue surpassed the threshold requirement of the eIP, and Non-GAAP net income performance was greater than the maximum performance hurdle. As a result, the financial component of the eIP paid out at 200% of target.

Historical eIP Payouts

The graphic below shows the average payout (as a percentage of target award values) for the financial component of the eIP for the prior three plan years. eIP payouts have remained tightly correlated to performance. Specifically, in 2018, the eIP financial component paid out at 78% when the FX-neutral revenue threshold was achieved and non-GAAP net income was below target. In both 2019 and 2020, the eIP financial component paid out above target when the FX-neutral revenue thresholds and non-GAAP net income targets were exceeded.

Average payout for prior three years	133%

PBRSU Financial Goals and Performance

The following graphs show the goals and results achieved for the 2020-2021 performance period, which were used to calculate the performance vesting of PBRSUs at the end of the two-year performance period. Like the eIP performance goals, the PBRSU performance goals were adjusted to exclude eBay Korea (for 2021) and eBay Classifieds (for 2020 and 2021).



	Threshold	Target	Maximum
FX-neutral revenue ($ billions)	$15.92B	$17.12B	$17.64B — $20.42B
Non-GAAP operating margin dollars ($ billions)	$4.87B	$5.13B	$5.54B — $6.65B
Return on invested capital (modifier) (%)	17.5%	21.9%	26.3% — 28.5%

2020-2021 PBRSU Financial Results

The Company's financial performance dramatically exceeded expectations over the course of the 2020-2021 PBRSU performance period. Both FX-neutral revenue and Non-GAAP operating margin surpassed the maximum performance levels required by the Compensation and Human Capital Committee to earn the maximum 200% base payout. In addition, performance relative to the measure for the return on invested capital modifier yielded upward adjustments to the base payout percentage. As a result, the final payout percentage for this cycle of PBRSUs was 240% of the target awards.

Historical PBRSU Payouts

Throughout the history of the PBRSU program, payouts have remained tightly correlated to performance. The graphic below shows the average payout for the three PBRSU cycles prior to the recently completed 2019-2020 PBRSU cycle, specifically 86% payouts for the 2017-2018 and 2018-2019 cycles when the Company fell short of both target goals and 316% for the 2019-2020 cycle when the Company exceeded both target goals and strong performance against a modifier goal related to the Company's managed payments initiative increased the payout percentage.

Average payout for three prior cycles	163%

Say-on-Pay Results and Stockholder Engagement

Historically, stockholders have overwhelmingly approved our executive compensation program through the "say-on-pay" vote, with average support above 90% in 2018, 2019 and 2020. At our 2021 Annual Meeting, however, support of 71% was below the level that we strive to achieve. The Committee takes this feedback seriously. Through our engagement process we heard that our stockholders generally support our executive compensation program and the decisions we have made under the program. We also heard requests for additional disclosure regarding the rationale for new-hire packages and severance arrangements for former executives, and we responded to these requests in this Compensation Discussion and Analysis.

Year	Support
2020	88%
2019	90%
2018	93%

We regularly review the Company's compensation philosophy and executive compensation program to assess whether they continue to be properly aligned with our business goals, culture and, importantly, stockholder interests. We also engage with our stockholders at least twice a year to solicit feedback on our compensation philosophy and executive compensation program. In 2021, the Committee reviewed our programs on numerous occasions to ensure that our programs continue to support eBay's business strategy. After conducting these reviews and considering the feedback received from stockholders, we determined that the Company's executive compensation philosophy, compensation objectives, and overall program continue to be appropriate. With the introduction of the modifications approved during 2021 and 2022 (described in the Executive Summary on page 45), the Compensation and Human Capital Committee determined that the core elements of our executive compensation program should remain in place.

Our Compensation Practices

We believe our compensation practices align with and support the goals of our executive compensation program and demonstrate our commitment to sound compensation and governance practices.

What We Do

✓ **Align executive compensation with the interests of our stockholders**
- Pay-for-performance emphasized
- Majority of total compensation comprises performance-based compensation
- Equity/cash compensation mix significantly favors equity
- Meaningful stock ownership requirements

✓ **Avoid excessive risk-taking**
- Robust clawback policy
- Multiple performance measures, caps on incentive payments, and overlapping long-term performance periods for PBRSU awards

✓ **Adhere to compensation best practices**
- Compensation benchmarked at or around the 50th percentile of peer group
- Independent compensation consultant engaged
- Limited perquisites for executive officers that are not available to all employees

What We Don't Do

✗ No tax gross-ups for change in control benefits

✗ No automatic "singletrigger" acceleration of equity awards upon a change in control

✗ No repricing or buyout of underwater stock options without stockholder approval

✗ No hedging and pledging transactions

CD&A Roadmap

Our Compensation Discussion and Analysis is presented as follows:

1. **Elements of Our Executive Compensation Program** provides a description of our executive compensation practices, programs, and processes.

2. **2021 NEO Target Compensation** discusses how we determine the mix of the elements in our compensation program to achieve our total target compensation.

3. **2021 Compensation Design and Determinations** explains executive compensation decisions relating to the performance-based pay of our executive officers in 2021.

4. **Further Considerations for Setting Executive Compensation** discusses the role of the Company's compensation consultant, peer group considerations, and the impact of accounting and tax requirements on compensation.

5. **Severance and Change in Control Arrangements with Executive Officers and Clawbacks** discusses the Company's severance and change in control plans and other arrangements with executive officers.

1. Elements of Our Executive Compensation Program

The following chart provides a summary of the core elements of our 2021 executive compensation program.

	Compensation Elements	Performance Metrics	Performance and Vesting Periods	Why We Pay
Cash	**Base Salary**	• Assessment and Target Positioning Strategy	• N/A	• Rewards executives' current contributions to the Company • Reflects the scope of executives' roles and responsibilities
Short-Term Incentives	**Annual Cash Incentive Awards**	**Threshold company performance measures:** • FX-neutral revenue (threshold) • Non-GAAP net income (threshold) **If BOTH thresholds are met, then payout based on** • Total non-GAAP net income (75%) • Individual performance (25%)	• Annual	• Aligns executive compensation with annual Company and individual performance • Motivates executives to enhance annual results
Long-Term Incentives (Equity)	**Equity Incentive Awards**	**Time-based RSUs:** • Time-based vesting only **PBRSUs:** • FX-neutral revenue • Non-GAAP operating margin dollars • Return on invested capital modifier	**Time-based RSUs:** • Quarterly vesting over a four-year period subject to continued employment **PBRSUs:** • For CEO and CFO: 100% PBRSU awards granted will vest more than 14 months following the end of the applicable two-year performance • For other NEOs: One-half of the PBRSUs vest in March following the end of the applicable performance period, and the other half of the award vests in March of the following year, more than 14 months following the completion of the performance period	• Aligns executive incentives with the long-term interests of our stockholders • Positions award guidelines at target level with the median of the market levels paid to peer group executives • Recognizes individual executive's recent performance and potential future contributions • Retains executives for the long term • Provides a total compensation opportunity with payouts varying based on our operating and stock price performance

We chose a mix of equity and cash compensation vehicles to compensate executive officers based on sustainable long-term value drivers of Company performance over one- and multi-year periods and individual contributions to the Company.

Our executive officers were also eligible to receive a comprehensive set of benefits:

- health and welfare benefits plans;
- employee stock purchase plan;
- limited personal use of the corporate airplane (CEO and CFO only; with reimbursement required by the CFO and voluntarily provided by the CEO); and
- broad-based 401(k) retirement savings plan and a VP and above deferred compensation plan (each plan is available to U.S.-based employees only).

We provide certain executive officers with limited perquisites and other personal benefits not available to all employees (such as IT and security services for our CEO), that we believe are reasonable and consistent with our overall compensation program and philosophy. These benefits are provided to enable the Company to attract and retain these executive officers. We periodically review the levels of these benefits provided to our executive officers.

The Compensation and Human Capital Committee encouraged Mr. Iannone to use the corporate airplane for personal travel to reduce possible security concerns. The Company does not grant bonuses to cover, reimburse, or otherwise "gross-up" any income tax owed for personal travel on the corporate airplane. We provide relocation assistance to executive officers, when applicable, and the Company's does reimburse executives for related taxes owed.

2. 2021 NEO Target Compensation

When making compensation decisions for our NEOs, the Compensation and Human Capital Committee evaluated each individual based on his or her leadership, competencies, innovation, and both past and expected future contributions toward the Company's financial, strategic, and other priorities. The Company's performance was reflected in our executive compensation program, holding leadership accountable for Company performance.

Long-Term Equity Incentive Compensation

The value of annual equity awards is determined within guidance that the Compensation and Human Capital Committee reviews on an annual basis for each position. This guidance is based on our desired pay positioning relative to companies with which we compete for talent. The midpoint of the guidance, or the median target award, reflects the 50th percentile of the competitive market.

In 2021, the Compensation and Human Capital Committee reviewed equity award guidance by position based on the following:

- equity compensation practices of technology companies in our peer group, as disclosed in their public filings (see page 63 for our 2021 peer group), and
- equity compensation practices for comparable technology companies that are included in proprietary third-party surveys.

The Compensation and Human Capital Committee is also cognizant of dilution of our shareholders resulting from equity compensation, and it carefully considers share usage each year.

Each executive officer's individual contribution and impact, projected level of contribution and impact in the future, and competitive positioning are considered using a scorecard when determining individual awards. The score card evaluates each executive with respect to factors, including business unit performance (or in the case of our CEO, Company performance), organizational development, and strategic and operational excellence. The retention value of current year awards and the total value of unvested equity from previous awards are also considered.

Based on CEO assessments and the scorecard evaluation, the Compensation and Human Capital Committee approved individual compensation arrangements for each NEO based on the factors and guidelines described above and in this section.

Annual Cash Incentive Compensation

The Compensation and Human Capital Committee also assesses annual cash incentive award opportunities against data from public filings of our peer group companies and general industry data for comparable technology companies that are included in proprietary third-party surveys, and it approves target annual cash incentive opportunities for our NEOs in a range around the 50th percentile based on that data. The Compensation and Human Capital Committee reviews market data annually, and periodically adjusts incentive opportunities to the extent necessary where our practices are inconsistent with such market data.

Base Salary

The Compensation and Human Capital Committee reviews market data annually and approves each executive officer's base salary for the year. Increases, if any, generally become effective on or around April 1st of the year. The Compensation and Human Capital Committee assesses competitive market data on base salaries from public filings of our peer group companies and general industry data for comparable technology companies that are included in proprietary third-party surveys. When considering the competitive market data, we also recognize that the data is historical and does not necessarily reflect those companies' current pay practices. The Compensation and Human Capital Committee assesses each executive officer's base salary against the 50th percentile of the salaries paid to comparable executives at peer group companies and also consider individual performance, levels of responsibility, expertise, and prior experience in our evaluation of base salary adjustments.

Target Value of Equity Awards, Target Cash Incentive Award and Salary for NEOs

The Compensation and Human Capital Committee considered many factors in approving the various components of the our NEOs' compensation, including those set forth below, using a score card as described above. In evaluating performance against these factors, the Compensation and Human Capital Committee assigned no specific weighting to any one of the factors, instead evaluating individual performance in a holistic manner:

• Performance against target financial results for the NEO's business unit or function

• Defining business unit or function strategy and executing against relevant goals

• Recognition of the interconnection between the eBay business units and functions and the degree to which the NEO supported and drove the success of other business units or functions and the overall business

• Driving innovation and execution for the business unit or function

• Organization development, including hiring, developing, and retaining the senior leadership team of the business unit or function

• Achievement of strategic or operational objectives, including control of costs in an environmentally and socially responsible manner

The Compensation and Human Capital Committee reviewed and approved the target value of equity awards, target annual cash incentive award, and salary for our NEOs based on available market data as well as Company and individual performance.

With the Board's appointment of Mr. Cring to the Interim CFO role, the Compensation and Human Capital Committee focused on incentivizing him for leading the Company during the transition while remaining committed to the philosophy of tying compensation to Company performance. With respect to Mr. Cring, starting in October 2019, we implemented a special pay structure in the form of monthly performance bonus in the amount of $70,000, which was designed to align his cash compensation to his interim role. In July 2020, with a view to retention during our search for a permanent CFO, we entered into a letter agreement with Mr. Cring, which provided for enhanced severance benefits, including a $2,000,000 cash payment to Mr. Cring if he remained employed with eBay through June 1, 2021 or his employment was terminated without cause prior to that date.

The following table shows target compensation for our NEOs (disregarding supplemental transition awards described below):

Name	2021 Annual Base Salary	Year-Over-Year Change for Base Salary (%)	2021 Target Annual Cash Incentive Award (% of Salary)	Year-Over-Year Change for Target Annual Cash Incentive Award (%)	2021 Target Value of Equity Awards ($)	Year-Over-Year Change for Target Value of Equity Awards (%)
Mr. Iannone	$ 1,000,000	No Change	200%	No Change	$ 15,000,000[2]	25%
Mr. Priest	$ 750,000	N/A	100%	N/A	$ 7,000,000[2]	N/A
Mr. Boone	$ 645,000	N/A	65%	N/A	$ 4,500,000[2]	N/A
Ms. Loeger	$ 650,000	N/A	75%	N/A	$ 4,000,000[2]	N/A
Mr. Thompson	$ 645,000	No Change	75%	15%	$ 5,000,000[2]	No Change
Mr. Cring	$ 455,000[1]	No Change	55%	No Change	$ 3,000,000[3]	20%
Ms. Yetto	$ 695,000	No Change	75%	No Change	N/A[4]	N/A

[1]   Does not include monthly performance bonuses.

[2]   Includes 60% PBRSUs and 40% time-based RSUs.

[3]   Reflects 100% RSUs since Mr. Cring was not eligible for the PBRSU program due to his position as a VP.

[4]   Ms. Yetto departed the Company prior to receiving an annual equity grant in 2021.

Supplemental Transition Awards

The 2021 Compensation packages for the NEOs who joined the Company in 2020 and 2021 include customary elements of our compensation program (salary, annual cash incentive and equity incentives consisting of 40% RSUs and 60% PBRSUs). In addition, in 2021, their compensation packages included transition compensation components, including supplemental cash compensation (paid over multiple years) and new-hire RSU awards. These components were designed to entice the NEOs to join eBay, to deliver take-home compensation in the first years of employment approximating target compensation for their roles in our peer group and to compensate for value they forfeited when leaving their prior employers. We describe the design of each of these compensation elements paid in 2021 in more detail below.

New-Hire Equity Transition Payments (Cash). New NEOs received an equity transition/buyout payment in the first years of employment. These payments are typically subject to repayment upon termination of employment for cause or resignation other than for good reason, prior to the second anniversary of their applicable hire date, less 1/24th for every full month of active employment following their hire date. In 2021, the new NEOs received the following amounts in new-hire cash payments: $1,500,000 (Mr. Iannone), $2,250,000 (Mr. Priest), $2,300,000 (Mr. Boone) and $1,200,000 (Ms. Loeger).

Supplemental RSUs. Most of our new NEOs received a supplemental time-based RSU award that vests over two years, 50% on the first anniversary of the date of grant and 50% on the second anniversary of the date of grant, subject to continued employment. Ms. Loeger's supplemental RSUs vest on a four-year schedule. Similar to new-hire cash payments, these supplemental RSU awards are designed to compensate for the delay in take-home pay that results from starting fresh in our long-term equity programs. In 2021, Mr. Priest, Mr. Boone and Ms. Loeger were granted supplemental RSUs in the following amounts: $3,000,000 (Mr. Priest), $1,500,000 (Mr. Boone) and $3,000,000 (Ms. Loeger).

3. 2021 Compensation Design and Determinations

Our executive compensation program is highly performance-based, with payouts under the performance-based program dependent on meeting financial and operational targets over designated performance periods. For 2021, we selected financial metrics and targets that the Compensation and Human Capital Committee believes incentivize our management team to achieve our strategic objectives and drive the Company's financial performance and long-term stock performance, including FX-neutral revenue, non-GAAP operating margin dollars, return on invested capital, payment intermediation usage and non-GAAP net income. In addition to the core elements of our compensation program discussed in this section, the Compensation Committee granted the one-time, transition awards to NEOs who joined in 2021 and 2021, as discussed above in 2021 NEO Target Compensation – Target Value of Equity Awards, Target Cash Incentive Award and Salary for NEOs.

2021 Long-Term Equity Incentive Awards

In 2021, our NEOs received equity-related compensation as part of the Company's standard annual equity award. In general, the formula used to allocate the annual target equity awards is as follows:



60% PBRSUs   40% Time-based RSUs

Time-based RSUs

Each executive officer receives a portion of his or her annual equity award as a grant of RSUs that vest on a quarterly basis over a four-year period subject to continued employment. For newly hired executive officers, 25% of the initial grant of RSUs vest on the first anniversary of the date of grant and the remainder vest on a quarterly schedule. This vesting schedule is aligned with market practice and helps enable the Company to remain competitive in attracting talent.

PBRSU Program

The PBRSU Program is a key component of the annual equity compensation for each executive officer. At the beginning of each performance period, executive officers receive PBRSU grants that are subject to performance- and time-based vesting requirements.

Performance Period and Vesting

Each PBRSU cycle has a two-year performance period. The performance goals for each cycle are approved by the Compensation and Human Capital Committee at the beginning of the performance period. Each executive officer is awarded a target number of shares subject to the PBRSU award at the beginning of the performance period. PBRSU awards granted in 2021 are based on the 2021-2022 performance cycle.

If the Company's actual performance exceeds or falls short of the target performance goals, the actual number of shares subject to the PBRSU award will be increased or decreased formulaically.

Under the PBRSU program, under which PBRSUs are awarded to executives at the level of Senior Vice President and above, 100% of any PBRSU awards granted to the CEO and CFO will vest, if at all, more than 14 months following the end of the applicable two-year performance period. For all SVPs other than the CEO and CFO, one-half of the PBRSUs vest in March following the end of the applicable performance period, and the other half of the award vests in March of the following year, more than 14 months following the completion of the performance period. The Compensation and Human Capital Committee believes that the post-performance-period vesting feature of the PBRSUs provides an important mechanism that helps to retain executive officers and align their interests with long-term stockholder value.

> The post-performance-period vesting feature subjects 100% of the CEO and CFO PBRSU awards to at least three years of stock price volatility before the shares vest.

Performance Measures and Rationale

As discussed above, the number of shares subject to a target PBRSU award are adjusted based on whether the Company's actual performance exceeds or falls short of the target performance goals for the applicable performance period.

The following table outlines the performance measures for the 2020-2021 and 2021-2022 performance periods and the rationale for their selection.

Performance Measures	FX-neutral revenue[1] — weighted 50% of award opportunity with a payout range of 0% to 200% of target (50% at threshold, 100% at target and 200% at maximum performance) Non-GAAP operating margin dollars[2] — weighted 50% of award opportunity with a payout range of 0% to 200% of target (50% at threshold, 100% at target and 200% at maximum performance) Return on invested capital (modifier) — can modify awards earned based on FX-neutral revenue and Non-GAAP operating margin up or down by as much as 20%
Rationale	The Compensation and Human Capital Committee believes these measures are key drivers of our long-term business success and stockholder value, and are directly affected by the decisions of the Company's management. Both FX-neutral revenue and non-GAAP operating margin dollars measures are used to help ensure that leaders are accountable for driving profitable growth, and making appropriate tradeoffs between investments that increase operating expense and future growth in revenue. The return on invested capital modifier is used to hold leaders accountable for the efficient use of capital.
Targets	The two-year performance targets are generally set in a manner consistent with the current year budget and multi-year strategic plan. At the time the performance targets were set, the target goals were designed to be achievable with strong management performance, while the maximum goals were designed to be very difficult to achieve.

[1] Calculated on a fixed foreign exchange basis.

[2] Non-GAAP operating margin dollars excludes certain items, primarily stock-based compensation expense and related employer payroll taxes, amortization of acquired intangible assets, impairment of goodwill, separation expenses, and certain one-time gains, losses and/or expenses.

Calculation Mechanics

To receive any shares subject to a PBRSU award, at least one of the FX-neutral revenue or non-GAAP operating margin dollars minimum performance thresholds must be met. Each of the minimum performance thresholds are independent and, if any of the FX-neutral revenue or non-GAAP operating margin dollar performance thresholds are met, the award is adjusted with respect to that performance measure in accordance with the percentages outlined above. If the minimum performance threshold for either FX-neutral revenue or non-GAAP operating margin dollars is not met, then no shares are awarded for that performance measure. The Compensation and Human Capital Committee may approve adjustments to the calculations of the performance measures due to material events not contemplated at the time the targets were set (such as major acquisitions or unusual or extraordinary corporate transactions, events, or developments) and the Compensation and Human Capital Committee may apply negative discretion to reduce the payout levels of the awards.

The 2020-2021 and 2021-2022 PBRSUs can be earned out in range of 0% to 240% of the target grant.


FX-neutral revenue Payout (50% - 200%) x .5
+
Non-GAAP operating $ margin Payout (50% - 200%) x .5
×
ROIC Modifier (80% - 120%)
=
Total Payout % (0% - 240%)
Total Payout %
×
Target Shares Awarded
=
Total Shares Earned (subject to additional vesting periods)

2021-2022 PBRSU Timeline


March 15
50% vesting for all NEOs except CEO and CFO
March 15
100% vesting for CEO and CFO
50% vesting for all other NEOs
2021-2022 Performance Period
2021
2022
2023
2024
2025

2020-2021 PBRSU Cycle Performance and Shares Earned

As discussed in the Executive Summary above, the Company's financial performance during the 2020-2021 performance cycle was extraordinary. The following graphic illustrates the payout calculation for the 2020-2021 PBRUSs based on performance above maximum for both the Revenue and Operating Margin measures, and upward modification from the Return on Invested Capital modifier:



FX-neutral revenue Payout % (200% x .5) = 100% **+** **Non-GAAP operating $ margin Payout %** (200% x .5) = 100% **= 200%** **×** **Modifier Adjustment %** (ROIC) 120% **=** Total Payout % 240%

For the 2020-2021 performance period, actual awards under the PBRSU Program could range from 0% to 240% of the target awards. Based on the Company's extraordinary financial performance during the 2020-2021 performance period, the PBRSU payout percentage was 240% of target and our NEOs received the following awards:

Name	Percentage of Target	Target Shares	Shares Awarded for 2020-2021 Performance Cycle	Vesting Schedule
Mr. Iannone	240%	182,196	437,270	100% on March 15, 2023
Mr. Priest*	N/A	N/A	N/A	N/A
Mr. Boone*	N/A	N/A	N/A	N/A
Mr. Thompson	240%	85,740	205,776	50% on March 15, 2022; 50% on March 15, 2023
Ms. Loeger*	N/A	N/A	N/A	N/A

* Due to their hire dates, Mr. Priest, Mr. Boone and Ms. Loeger did not receive a grant for the 2020-2021 PBRSU cycle.

In accordance with the terms of Ms. Yetto's offer letter agreement, her 2020-2021 PBRSU award was deemed earned prior to her separation date assuming achievement of target performance, and such shares were paid to her in a cash lump sum using certain value assumptions. Mr. Cring is not eligible for our PBRSU program due to his position as VP.

Please see discussion below under Severance and Change in Control Arrangements with Executive Officers and Clawbacks.

2021 Annual Cash Incentive Awards (eIP)

Plan Design

The eIP is a broad-based short-term cash incentive plan. The Compensation and Human Capital Committee has set an annual performance period under the plan.

In the first quarter of the year, the Compensation and Human Capital Committee approves Company performance measures based on business criteria and target levels of performance. After the end of each year, the Compensation and Human Capital Committee approves the actual performance against the Company financial performance measures to determine the payout percentage for that portion of the annual cash incentive plan.

Performance Measures and Rationale

The following table provides information on the Company performance measures set in 2021 and rationale for their selection:

Performance Measures[1]	Rationale	Target
Company financial performance measure		
FX-neutral revenue (threshold)	The Compensation and Human Capital Committee believes that a minimum revenue threshold should be met before any cash incentive is paid. Once the minimum revenue threshold has been met, the Company financial performance component of the annual cash incentive payment is paid based on results in relation to the non-GAAP net income goal.	Targets are set based primarily on the Company's Board-approved budget for the year.
Non-GAAP net income[2]	Non-GAAP net income is the key measure of short- and intermediate-term results for the Company given that it can be directly affected by the decisions of the Company's management and provides the most widely followed measure of financial performance.	Targets are set based primarily on the Company's Board-approved budget for the year.
Individual measure		
Individual performance	The Compensation and Human Capital Committee believes that a portion of the compensation payable under this plan should be differentiated based on individual performance for which a review is conducted at the end of the year.	• CEO's assessment of the individual performance of the executive officers who are his direct reports while assessment of the CEO's performance is made by the Compensation and Human Capital Committee. • In making its determination of the individual performance of each executive officer, the Compensation and Human Capital Committee does not give any specific weighting to individual goals. • A modifier to individual performance is applied based on achievement of Company performance goals, regardless of individual goal achievement. **NEW** The Company modifier will adjust the individual payout based on Company performance between a range of 80%-120%. For example, if the Company exceeded the FX-neutral revenue minimum performance threshold and total non-GAAP net income was 90% of the target performance threshold, then the individual performance component would be reduced by 10%. The base range of payouts for the individual performance component of the annual incentive plan is 0% to 200% of target, with potential upward modification of 20% when Company financial performance is at maximum.

(1) Both minimum FX-neutral revenue and minimum non-GAAP net income performance thresholds must be met in order for there to be any incentive payout based on Company performance or individual performance, with the payout level for Company financial performance component based on the amount of non-GAAP net income.

(2) Non-GAAP net income excludes certain items, primarily stock-based compensation expense and related employer payroll taxes, amortization or impairment of acquired intangible assets, impairment of goodwill, amortization of the deferred tax asset associated with the realignment of the Company's legal structure and related foreign exchange effects, significant gains or losses and transaction expenses from the acquisition or disposal of a business and certain gains or losses on investments. Non-GAAP net income is calculated quarterly, is publicly disclosed as part of our quarterly earnings releases, and is a basis of third-party analysts' estimates of the Company's results.

Calculation Mechanics

The plan is designed to support a tight link between Company performance and any incentive payouts. The annual cash incentives payable for 2021 had both a FX-neutral revenue threshold and a non-GAAP net income minimum performance threshold. Unless both of these minimum performance thresholds are met, there is no incentive payout. If both minimum performance thresholds are met, the Company uses total non-GAAP net income to determine the payout percentage of the Company financial performance component of the annual cash incentive (from 50% at threshold to 200% for maximum performance). When the minimum performance thresholds are met, 75% of executive officers' payouts under the plan are based on the Company's performance as described above and, to facilitate differentiation based on individual performance, the remaining 25% of awards are generally based on individual performance.

As discussed in more detail below, the Compensation and Human Capital Committee considers many factors in determining the CEO's individual performance, but does not assign specific weighting to these factors. The CEO partners with the Compensation and Human Capital Committee to similarly assess the individual performance of the other executive officers. Consistent with our commitment to aligning executive compensation with Company performance, the Company modifier will adjust the individual payout based on Company performance between a range of 80%-120%. For example, if the Company exceeded the FX-neutral revenue minimum performance threshold and total non-GAAP net income was 90% of the target performance threshold, then the individual performance component would be reduced by 10%. The base range of payouts for the individual performance component of the annual incentive plan is 0% to 200% of target, with potential upward modification of 20% when Company financial performance is at maximum.

Individual Performance

With respect to individual performance, our CEO presents the Compensation and Human Capital Committee with his assessment of the individual performance of the executive officers who are his direct reports and recommends a bonus payout percentage for the individual performance component of the annual incentive plan based on his assessment. The Compensation and Human Capital Committee reviews his assessments and payout recommendations, along with the score card evaluation and makes a subjective determination of the level of individual performance and payouts for each of those executive officers. In addition, the Compensation and Human Capital Committee (with input from the Chair of the Board and other independent members of the Board) makes a subjective determination of the individual performance of the CEO. In making its determination of the individual performance of each executive officer, the Compensation and Human Capital Committee does not give any specific weighting to individual goals. For 2021, the executive team set team goals related to our sustainability and DE&I initiatives, and success against these goals was a factor considered in the committee's subjective assessment of individual performance. In addition, as described above, when the Company fails to achieve target performance, a downward modifier is applied to individual performance regardless of individual goal achievement in order to take a more holistic approach to assessing performance.

2021 Performance and Payouts

We discuss the financial goals for the 2021 eIP performance period and corresponding performance results above in the Executive Summary. The financial performance goals were set in early 2021 based primarily on the Company's budget for the year. In early 2022, as part of its review of the Company's financial performance against the annual cash incentive plan targets and in accordance with its authority under the cash incentive plan, the Compensation and Human Capital Committee considered whether the impact of any significant corporate events not contemplated at the time the targets were set should lead to an adjustment of any of the performance results and made appropriate adjustments for two significant divestitures. Based on above-threshold performance for FX-neutral revenue and above-maximum performance for Non-GAAP net income, the Company financial performance component was certified by the Compensation and Human Capital Committee at 200% of target for all NEOs. This performance result also resulted in a 120% upward modification of individual performance component.

The Compensation and Human Capital Committee considered the factors listed above when assessing Mr. Iannone's individual performance. Mr. Iannone's individual component of the annual cash incentive was established at 175% of target (which was modified upward by 120%). Mr. Iannone's total earned annual incentive award for 2021, including the Company financial component and the individual component, was 203% of target.

For the other NEOs, the individual performance component was recommended by Mr. Iannone based on his assessment of each executive's performance using the score card factors described above, which the Compensation and Human Capital Committee reviewed and approved in light of management's strong performance in 2021 (as discussed above in the Executive Summary). The earned annual incentive award for each of our NEOs for 2021 was as follows:

Name	Annual Cash Incentive Target as Percentage of Base Salary	Annual Cash Incentive Award for 2021	Company Performance Payout %	Performance Payout as % of Target
Mr. Iannone	200%	$4,050,000	200%	203%
Mr. Priest	100%	$ 817,789[1]	200%	210%
Mr. Boone	65%	$ 767,349[1]	200%	203%
Ms. Loeger	75%	$ 984,375	200%	210%
Mr. Thompson	75%	$ 907,031	200%	188%

[1] Cash incentive was prorated based on time employed by the Company during 2021.

In accordance with Mr. Cring's interim CFO letter agreement, Mr. Cring received a monthly performance bonus that is based on the difference of his annual target cash opportunity and the CFO position. These amounts are captured in the 2021 discretionary "Bonus" column of the Summary Compensation Table. In accordance with our severance arrangement, Mr. Cring's eIP payout was based on the actual performance of the Company for the full year and target individual performance, but prorated for the time that he was employed during 2021. Please see discussion below under Severance and Change in Control Arrangements with Executive Officers and Clawbacks.

In accordance with Ms. Yetto's offer letter agreement, her eIP payout was based on the actual performance of the Company for the full year (not accounting for any individual performance factors), prorated for the time that she was employed during 2021. Please see discussion below under Severance and Change in Control Arrangements with Executive Officers and Clawbacks.

4. Further Considerations for Setting Executive Compensation

Role of Consultants in Compensation Decisions

Pay Governance LLC ("Pay Governance") serves as the Compensation and Human Capital Committee's independent compensation consultant. It provides the Compensation and Human Capital Committee with advice and resources to help the Compensation and Human Capital Committee assess the effectiveness of the Company's executive compensation strategy and programs. Pay Governance reports directly to the Compensation and Human Capital Committee, and the Compensation and Human Capital Committee has the sole power to terminate or replace Pay Governance at any time.

As part of its engagement, the Compensation and Human Capital Committee has directed Pay Governance to work with our Senior Vice President, Chief People Officer and other members of management to obtain information necessary for Pay Governance to form recommendations and evaluate management's recommendations to the Compensation and Human Capital Committee. Pay Governance also meets with the Compensation and Human Capital Committee during its regular meetings, in executive session (where no members of management are present), and with the Compensation and Human Capital Committee chair and other members of the Compensation and Human Capital Committee outside of the Compensation and Human Capital Committee's regular meetings. As part of its engagement in 2021, Pay Governance provided a market overview of executive compensation, evaluated the Company's peer group composition, evaluated compensation levels at the peer group companies, assessed and proposed equity and cash compensation guidelines for various executive job levels, assessed compensation for the Company's executive officers, advised on the framework for the Company's longterm incentive awards, and assessed Board compensation. Pay Governance also provided guidance to the Compensation and Human Capital Committee with respect to the leadership transition. Pay Governance does not provide any other services to the Company.

Compensation Consultant Conflict of Interest Assessment

The Compensation and Human Capital Committee recognizes that it is essential to receive objective advice from its compensation advisors. To that end, the Compensation and Human Capital Committee closely examines the procedures and safeguards that its compensation advisor takes to ensure that its services are objective. The Compensation and Human Capital Committee has assessed the independence of Pay Governance pursuant to SEC rules and concluded that Pay Governance's work for the Compensation and Human Capital Committee does not raise any conflict of interest.

Risk Assessment of Compensation Policies and Practices

We have assessed the compensation policies and practices for our employees and concluded that they do not create risks that are reasonably likely to have a material adverse effect on the Company. This analysis was presented to the Compensation and Human Capital Committee, which agreed with this conclusion.

Peer Group Considerations

To set total compensation guidelines, we review market data of companies that are comparable to eBay and that we believe compete with eBay for executive talent, business, and capital. We review both specific data from peer group companies' public filings and general industry data for comparable technology companies that are included in proprietary third party surveys. We believe that it is necessary to consider this market data in making compensation decisions to attract and retain talent. We also recognize that, at the executive level, we compete for talent against larger global companies, as well as smaller, non-public companies.

To assess whether the peer group continues to reflect the markets in which we compete for executive talent, the Compensation and Human Capital Committee reviews and approves the peer group each year with the assistance of its compensation consultant. In deciding whether a company should be included in the peer group, the Compensation and Human Capital Committee generally considers the following screening criteria:

- revenue;
- market value;
- historical growth rates;
- primary line of business;
- whether the company has a recognizable and well-regarded brand; and
- whether we compete with the company for talent.

For each member of the peer group, one or more of the factors listed above was relevant to the reason for inclusion in the group, and, similarly, one or more of these factors may not have been relevant to the reason for inclusion in the group.

The Compensation and Human Capital Committee evaluates the Company's peer group on an annual basis. The peer group consisted of the following companies for 2021:

Adobe Inc.	Etsy, Inc.	Netflix, Inc.
Alphabet Inc.	Expedia Group, Inc.	PayPal Holdings, Inc.
Amazon.com, Inc.	Meta Platforms, Inc.	salesforce.com, Inc.
Booking Holdings Inc.	Intel Corporation	Symantec Corporation
Cisco Systems, Inc.	Intuit Inc.	Twitter, Inc.
Electronic Arts Inc.	Microsoft Corporation	Walmart Inc.

For 2022, the Compensation and Human Capital Committee added Airbnb, Inc. and Square, Inc. due to both companies becoming talent competitors.

5. Severance and Change in Control Arrangements with Executive Officers and Clawbacks

The objective of our severance and change in control arrangements is to provide fair and reasonable severance that will also serve as a retention incentive for those impacted by a change in control or similar transactions. We believe that these protections help the Company attract and retain highly talented executive officers.

Severance Arrangements Outside a Change in Control

The Company's SVP and Above Standard Severance Plan ("Standard Severance Plan"), which covers officers employed as a senior vice president or in a more senior position, provides severance protection outside of a change in control period if a participant is terminated without cause and signs and does not revoke a waiver of claims against the Company. Messrs. Iannone, Priest, Boone and Thompson and Ms. Loeger participate in the Standard Severance Plan. For Mr. Iannone, the Standard Severance Plan also covers his resignation for good reason and provides enhanced benefits for the role of CEO. Further, in the event of a qualifying termination of Mr. Iannone under the Standard Severance Plan within two years of his hire date, his offer letter agreement provides for acceleration of certain of his new-hire equity awards above the normal acceleration provisions of the Standard Severance Plan.

Mr. Thompson will separate from the Company at the end of April 2022 and will be paid severance pursuant to the Standard Severance Plan. Details of his severance benefits are provided in Executive Compensation Tables—Potential Payments Upon Termination or Change in Control below.

Mr. Cring participated in the Company's VP Standard Severance Plan ("VP Severance Plan"), which also provides severance protection outside of a change in control period. In May 2020, the Compensation and Human Capital Committee approved enhanced severance protections for Mr. Cring in recognition of his responsibilities as the Interim CFO. Mr. Cring separated from the Company in October 2021, and was paid severance pursuant to his arrangement. Details of Mr. Cring's severance package are provided in the footnotes to the Executive Compensation Tables – Summary Compensation Table below.

Ms. Yetto did not participate in the Standard Severance Plan. She entered into an offer letter agreement with the Company in connection with her appointment to the leadership team around the time of the Company's separation of PayPal Holdings, Inc (in 2015). The offer letter provided for certain severance benefits for a termination without cause or resignation for good reason not in connection with a change in control, and if she signed and did not revoke a waiver of claims against the Company. Ms. Yetto separated from the Company in February 2021, and was paid severance pursuant to her offer letter agreement. Details of Ms. Yetto's severance package are provided in the footnotes to the Executive Compensation Tables – Summary Compensation Table below.

Severance Arrangements in Connection with a Change in Control

The Company has not entered into any arrangements with any of its executive officers to provide "single trigger" severance payments upon a change in control.

The Company's equity incentive plans generally provide for the acceleration of vesting of awards granted under the plans upon a change in control only if the acquiring entity does not agree to assume or continue the awards. These provisions generally apply to all holders of awards under the equity incentive plans.

The Company's Change in Control Severance Plan provides severance protection for executives at the level of VP or in a more senior position in connection with a change in control if a participant is terminated without cause or resigns for good reason and signs and does not revoke a waiver of claims against the Company. Messrs. Iannone, Priest, Boone and Thompson and Ms. Loeger participate, and prior to his termination Mr. Cring participated, in the Change in Control Severance Plan. Mr. Thompson will no longer participate in in the Change in Control Severance Plan upon his departure.

Ms. Yetto did not participate in the Change in Control Severance Plan. Her offer letter agreement provided for certain severance benefits if she was terminated without cause or resigned for good reason in the ninety days preceding or the twenty-four months following, a change in control, and signed and did not revoke a waiver of claims against the Company.

Please see Executive Compensation Tables—Potential Payments Upon Termination or Change in Control for further information regarding the Standard Severance Plan, Mr. Cring's benefits under the VP Severance Plan, the Change in Control Severance Plan and the relevant provisions of the offer letter agreement with Ms. Yetto.

Clawbacks

The Compensation and Human Capital Committee has adopted a clawback policy that covers each officer employed as a Vice President or in a more senior position and applies to incentive compensation, which includes any cash incentive award, equity award, or equity-based award paid or awarded to any covered employee during the period in which he or she is designated as a covered employee. For all covered employees, the occurrence of either of the following events is covered: (a) an action or omission by the covered employee that constitutes a material violation of the Company's Code of Business Conduct or (b) an action or omission by the covered employee that results in material financial or reputational harm to the Company. In addition, for covered employees that are employed as a Senior Vice President or in a more senior position or a Vice President who is a member of the finance function, the following event is also covered: a material restatement of all or a portion of the Company's financial statements that is the result of a supervisory or other failure by the covered employee.

Under the clawback policy, the Compensation and Human Capital Committee has the authority and discretion to determine whether an event covered by the policy has occurred and, depending on the facts and circumstances, may (but need not) require the full or partial forfeiture and/or repayment of any incentive compensation covered by the policy that was paid or awarded to a covered employee. The forfeiture and/or repayment may include all or any portion of the following:

- Any incentive compensation that is greater than the amount that would have been paid to the covered employee had the covered event been known;
- Any outstanding or unpaid incentive compensation, whether vested or unvested, that was awarded to the covered employee; and
- Any incentive compensation that was paid to or received by the covered employee (including gains realized through the exercise of stock options) during the twelve-month period preceding the date on which the Company had actual knowledge of the covered event or the full impact of the covered event was known, or such longer period of time as may be required by any applicable statute or government regulation.

Compensation and Human Capital Committee Report

The Compensation and Human Capital Committee reviews and approves Company compensation programs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation and Human Capital Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. Based upon the review and discussions referred to above, the Compensation and Human Capital Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and eBay's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Compensation and Human Capital Committee

| Adriane M. Brown | Anthony J. Bates | Logan D. Green | Kathleen C. Mitic | Paul S. Pressler |

Executive Compensation Tables

2021 Summary Compensation Table

The following table, footnotes, and narrative summarize the total compensation earned by each of our named executive officers, or NEOs, for the fiscal year ended December 31, 2021 and, to the extent required under the SEC executive compensation disclosure rules, the fiscal years ended December 31, 2020 and 2019.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($)
Jamie Iannone President and Chief Executive Officer ("CEO")	2021	1,000,000	1,500,000	15,000,111	—	4,050,000	—	134,991	21,685,102
	2020	673,077	3,500,000	26,586,624	—	4,000,000	—	76,138	34,835,839
Steve Priest[1] Chief Financial Officer ("CFO")	2021	389,423	2,250,000	9,832,329	—	817,789	—	238,433	13,527,975
Cornelius Boone[2] Senior Vice President, Chief People Officer	2021	582,981	2,300,000	6,508,553	—	767,349	—	171,611	10,330,494
Julie Loeger[3] Senior Vice President, Chief Growth Officer	2021	625,000	1,250,000	7,223,993	—	984,375	—	216,984	10,300,352
Peter B. Thompson Senior Vice President, Chief Product Officer	2021	645,000	—	5,702,115	—	907,031	—	16,846	7,270,991
	2020	664,423	1,750,000	4,112,662	—	863,750	—	34,873	7,425,708
	2019	240,385	3,500,000	7,852,346	—	182,031	—	9,615	11,784,377
Andy Cring[4] former Interim Chief Financial Officer	2021	367,500	2,560,000	3,421,256	—	363,825	—	5,869,312	12,581,893
	2020	468,462	1,272,000	2,057,770	—	515,308	—	32,921	4,346,460
	2019	440,000	210,000	4,947,044	—	312,180	—	11,200	5,920,424
Kristin Yetto[5] former Chief People Officer	2021	152,365	—	—	—	228,548	—	17,637,629	18,018,542
	2020	716,346	—	3,701,108	—	1,074,519	—	11,658	5,503,631
	2019	637,500	—	7,302,044	—	616,781	—	11,200	8,567,525

[1] Mr. Priest was appointed as Chief Financial Officer effective as of June 21, 2021.

[2] Mr. Boone was appointed as Chief People Officer effective as of February 1, 2021.

[3] Ms. Loeger was appointed as Chief Growth Officer effective as of January 11, 2021.

[4] Mr. Cring served as Interim CFO until June 21, 2021 and then as an advisor until his departure from the Company on October 15, 2021.

[5] Ms. Yetto departed the Company on March 16, 2021.

Bonus (Column (d))

Mr. Iannone received an equity transition payment of $1,500,000, subject to partial repayment if he leaves prior to the end of his second year of employment.

Mr. Priest received an equity transition payment of $2,250,000, subject to repayment if he leaves prior to the first anniversary of his start date and partial repayment if he leaves prior to the end of his second year of employment.

Mr. Boone received an equity transition payment of $2,300,000, subject to repayment if he leaves prior to the first anniversary of his start date and partial repayment if he leaves prior to the end of his third year of employment.

Ms. Loeger received an equity transition payment of $1,200,000, subject to repayment if she leaves prior to the first anniversary of her start date and partial repayment if she leaves prior to the end of her second year of employment. Ms. Loeger also received $50,000 in compensation to make her whole for bonus forfeited upon leaving her prior employer.

Beginning in October 2019, Mr. Cring received a monthly performance bonus in the amount of $70,000 for each month he served as Interim CFO and for two months of transition. In June 2021, Mr. Cring received a $2,000,000 cash retention bonus pursuant to an interim CFO arrangement entered into in 2020.

Stock Awards (Column (e))

The amounts reported in the Stock Awards column represent the aggregate grant date fair value of time-based restricted stock units, or RSUs, and performance-based restricted stock units, or PBRSUs, granted to each of our NEOs in each of the applicable years, calculated in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation. The grant date fair value of RSUs is determined using the fair value of our common stock on the date of grant, and the grant date fair value of PBRSUs is calculated based on the fair value of our common stock on the date of grant and the probable outcome of the performance measures for the applicable performance period as of the date on which the PBRSUs are granted. This estimated fair value for PBRSUs is different from (and lower than) the maximum value set forth below. The equity incentive awards included in this column were all awarded under the Company's 2008 Equity Incentive Award Plan, as amended and restated.

RSUs: RSU awards were granted to our NEOs in connection with the Company's annual equity grant on April 1, 2021 with a grant date value of $6,000,057 for Mr. Iannone, $2,280,859 for Mr. Thompson and $3,421,256 for Mr. Cring. In line with our core compensation program, RSUs were granted to our new executives with a grant date value of $2,753,060 for Mr. Priest (on July 15, 2021), $1,873,064 for Mr. Boone (on March 15, 2021) and $1,650,295 for Ms. Loeger (on February 15, 2021). Supplemental, new-hire RSUs were granted to our new executives with a grant date value of $2,949,712 for Mr. Priest (on July 15, 2021), $1,560,896 for Mr. Boone (on March 15, 2021) and $3,094,295 for Ms. Loeger (on February 15, 2021).

PBRSUs: PBRSUs provide an opportunity for our NEOs to receive time-based RSUs if the performance measures for a particular time period — typically 24 months — are met. For a description of the performance measures for the 2021-2022 PBRSU awards, see Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Equity Incentive Awards above.

For 2021, PBRSU awards were granted to our NEOs in connection with the Company's annual equity grant on April 1, 2021 with a grant date value of $9,000,054 for Mr. Iannone, $3,074,593 for Mr. Boone, $2,479,403 for Ms. Loeger and $3,421,256 for Mr. Thompson. On July 15, 2021, Mr. Priest was granted a PBRSU award with a grant date value of $4,129,557.

Assuming the highest level of performance is achieved under the applicable performance measures for the 2021-2022 PBRSU awards, the maximum possible value of the PBRSU awards allocated to our NEOs for such performance period using the fair value of our common stock on the date that such awards were granted is presented below:

Name	Maximum Value of PBRSUs (as of Grant Date)
Mr. Iannone	$21,600,130
Mr. Priest	$ 9,910,937
Mr. Boone	$ 7,379,023
Ms. Loeger	$ 5,950,567
Mr. Thompson	$ 8,211,014
Mr. Cring[1]	N/A
Ms. Yetto[2]	N/A

[1] Mr. Cring was not eligible for our PBRSU program due to his position as VP.

[2] Ms. Yetto did not receive a PBRSU grant in 2021 prior to departing the Company.

The value that our NEOs received in 2021 from the vesting of stock awards is reflected in the 2021 Option Exercises and Stock Vested table below. Additional information on all outstanding stock awards as of December 31, 2021 is reflected in the 2021 Outstanding Equity Awards at Fiscal Year-End table below.

Option Awards (Column (f))

No option awards were granted to our NEOs.

The value that our NEOs received in 2021 from the exercise of previously granted stock options is reflected in the 2021 Option Exercises and Stock Vested table below. Additional information on all outstanding option awards as of December 31, 2021 is reflected in the 2021 Outstanding Equity Awards at Fiscal Year-End table below.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts reported in the Non-Equity Incentive Plan Compensation column represent amounts earned by each of our NEOs under the annual cash incentive plan for services they rendered in each of the applicable years. See Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Annual Cash Incentive Awards above for more information.

All Other Compensation (Column (i))

The amounts reported in the All Other Compensation column reflect:

a) An amount of $11,600 for Messrs. Iannone, Boone, Thompson and Cring and Ms. Yetto representing the maximum matching contributions made by the Company to the Company's 401(k) savings plan for the benefit of such NEOs, which also is the same maximum amount applicable to each participating employee for 2021.

b) Mr. Iannone was permitted personal airplane usage in 2021. $105,394 was included in the amount for Mr. Iannone to reflect his personal airplane use. Mr. Iannone also received security and IT support in the amount of $17,997.

c) Messrs. Priest and Boone and Ms. Loeger received relocation benefits of $218,945, $147,257 and $210,519, respectively.

d) Mr. Thompson received security and IT support in the amount of $5,246.

e) Mr. Cring participated in the Company's VP Severance Plan, which provides severance protection outside of a change in control period. Effective May 22, 2020, the Compensation and Human Capital Committee approved, and the Company entered into a letter agreement with Mr. Cring, which provided for enhanced severance protection for Mr. Cring in recognition of his responsibilities as the Interim CFO. Pursuant to the VP Severance Plan and such letter agreement, Mr. Cring received the following severance payments (i) lump sum payment of one year of the target cash compensation which equals $455,000, (ii) a severance bonus payment in the amount of $250,250, (iii) an amount equal to 8 months of COBRA coverage which equals $20,995, (iv) an amount of $5,068,830, which represents the value of the unvested equity awards accelerated, and (v) paid time off accrual which equals $61,250. Mr. Cring also received security and IT support in the amount $1,387 and $11,600, which represents the value of the Company's 401(k) matching contributions. Mr. Cring's prorated eIP compensation, which was part of his severance, is excluded from his All Other Compensation total and included separately in column g.

f) In exchange for her execution and non-revocation of a release of claims against the Company, pursuant to her 2015 offer letter agreement, Ms. Yetto's received severance payments equal to (i) her annual base salary which equals $695,000; (ii) her annual target bonus amount which equals $521,520; (iii) an amount of $2,454,605.70, which represents the value of the unvested RSUs accelerated pursuant to the offer letter; (iv) an amount of $13,616,296.32, which represents the value of the unvested PBSUs accelerated pursuant to the offer letter; (v) an amount of $219,219.90, which represents the value of the dividend equivalents relating to the equity awards accelerated pursuant to the offer letter; and (vi) an amount of $228,548, which represents the value of her prorated eIP compensation. The eIP payment is included in column g, and as a result, was excluded from Ms. Yetto's All Other Compensation total. In addition to contractual severance, Ms. Yetto received $21,385 in continuation pay, $93,588 for accrued paid time off, certain gifts of $3,714 in value, $11,600, which represents the value of the Company's 401(k) matching contributions, and $1,000 for IT support.

2021 Grants of Plan-Based Awards

The following table, footnotes, and narrative set forth certain information regarding grants of plan-based awards to each of our NEOs for the fiscal year ended December 31, 2021.

Name (a)	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(j)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value ($)(m)
			Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)				
Mr. Iannone												
eIP - Company Performance	N/A	N/A	750,000	1,500,000	3,000,000	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	500,000	1,000,000	—	—	—	—	—	—	—
PBRSUs (2021-2022 Performance period)	01/13/2021	04/01/2021	—	—	—	57,044	142,609	342,262	—	—	—	9,000,054
RSUs	01/13/2021	04/01/2021	—	—	—	—	—	—	95,073	—	—	6,000,057
Mr. Priest												
eIP - Company Performance	N/A	N/A	146,034	292,067	584,135	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	97,356	194,712	—	—	—	—	—	—	—
PBRSUs (2021-2022 Performance period)	05/07/2021	07/15/2021	—	—	—	24,242	60,604	145,450	—	—	—	4,129,557
RSUs	05/07/2021	07/15/2021	—	—	—	—	—	—	40,403	—	—	2,753,060
RSUs	05/07/2021	07/15/2021	—	—	—	—	—	—	43,289	—	—	2,949,712
Mr. Boone												
eIP - Company Performance	N/A	N/A	142,102	284,203	568,406	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	94,734	189,469	—	—	—	—	—	—	—
PBRSUs (2021-2022 Performance period)	03/10/2021	04/01/2021	—	—	—	19,487	48,718	116,923	—	—	—	3,074,593
RSUs	03/10/2021	03/15/2021	—	—	—	—	—	—	32,479	—	—	1,873,064
RSUs	03/10/2021	03/15/2021	—	—	—	—	—	—	27,066	—	—	1,560,896

Name (a)	Approval Date (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(j)	All Other Option Awards: Number of Securities Underlying Options (#)(j)	Exercise or Base Price of Option Awards ($/Sh)(l)	Grant Date Fair Value ($)(m)
			Threshold ($)(d)	Target ($)(e)	Maximum ($)(f)	Threshold (#)(g)	Target (#)(h)	Maximum (#)(i)				
Ms. Loeger												
eIP - Company Performance	N/A	N/A	175,781	351,563	703,125	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	117,188	234,375	—	—	—	—	—	—	—
PBRSUs (2021-2022 Performance period)	11/13/20	04/01/2021	—	—	—	15,715	39,287	94,289	—	—	—	2,479,403
RSUs	11/13/2020	02/15/2021	—	—	—	—	—	—	26,191	—	—	1,650,295
RSUs	11/13/2020	02/15/2021	—	—	—	—	—	—	49,108	—	—	3,094,295
Mr. Thompson												
eIP - Company Performance	N/A	N/A	181,406	362,812	725,625	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	120,937	241,875	—	—	—	—	—	—	—
PBRSUs (2021-2022 Performance period)	01/13/2021	04/01/2021	—	—	—	21,684	54,211	130,106	—	—	—	3,421,256
RSUs	01/13/2021	04/01/2021	—	—	—	—	—	—	36,141	—	—	2,280,859
Mr. Cring												
eIP - Company Performance	N/A	N/A	75,797	151,594	303,188	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	50,531	101,063	—	—	—	—	—	—	—
RSUs	01/13/2021	04/01/2021	—	—	—	—	—	—	54,211	—	—	3,421,256
Ms. Yetto												
eIP - Company Performance	N/A	N/A	42,853	85,706	171,411	—	—	—	—	—	—	—
eIP - Individual Performance	N/A	N/A	—	28,569	57,137	—	—	—	—	—	—	—

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Cash Incentive Plan) (Columns (d), (e), and (f))

The amounts reported under these columns relate to the possible awards under the annual cash incentive plan. In 2021, the total annual target incentive amounts under the annual cash incentive plan for the NEOs were as follows:

Mr. Iannone	$2,000,000
Mr. Priest	$ 389,423
Mr. Boone	$ 378,938
Ms. Loeger	$ 468,750
Mr. Thompson	$ 483,750
Mr. Cring	$ 202,125
Ms. Yetto	$ 114,274

The total 2021 annual target incentive amounts under the annual cash incentive plan for the NEOs were allocated 75% to Company performance and 25% to individual performance. No payment occurs for the individual performance component of the annual cash incentive plan unless the minimum thresholds for both FX-neutral revenue and non-GAAP net income are met; for 2021, both these Company performance thresholds were met.

Actual payouts to our NEOs under the annual cash incentive plan for the fiscal year ended December 31, 2021 are reflected in the Non-Equity Incentive Plan Compensation column in the 2021 Summary Compensation Table above.

eIP—Company Performance: The amounts shown in the rows entitled "eIP – Company Performance" reflect estimated payouts for the fiscal year ended December 31, 2021 under the annual cash incentive plan for the portion of the award payable based on the Company's performance, as follows:

- **Threshold:** The amounts shown in this column reflect the minimum payment levels if the minimum FX-neutral revenue and non-GAAP net income thresholds are met, which are 50% of the amounts shown under the Target column.
- **Target:** The amounts shown in this column reflect the target payment levels if target non-GAAP net income is met.
- **Maximum:** The amounts shown in this column represent the maximum amounts payable based on Company performance, which are 200% of the amounts shown under the Target column.

eIP—Individual Performance: The amounts shown in the rows entitled "eIP – Individual Performance" reflect estimated payouts for the fiscal year ended December 31, 2021 under the annual cash incentive plan for the portion of the award payable based on individual performance, as follows:

- **Threshold:** Although there are no thresholds under the annual cash incentive plan for individual performance, there is no payout for individual performance unless the minimum thresholds for both Company-wide FX-neutral revenue and non-GAAP net income are met.
- **Target:** The amounts shown in this column reflect 100% of the target award for individual performance.
- **Maximum:** The amounts shown in this column are 200% of the amounts shown under the Target column.

In addition, in circumstances where the Company's financial performance is above its threshold, a modifier is applied to the individual performance component to reduce or increase it proportionately based on the Company financial performance component in a range of 80%-120%. See Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Annual Cash Incentive Awards above.

Estimated Future Payouts Under Equity Incentive Plan Awards (PBRSUs) (Columns (g), (h), and (i))

The amounts shown reflect estimated payouts of PBRSUs for the 2021-2022 performance period, as follows:

- *Threshold:* The amounts shown in this column reflect the awards if the minimum FX-neutral revenue and non-GAAP operating margin dollar thresholds are met and the lowest return on invested capital modifier is applied, and are 20% of the amounts shown under the Target column.

- *Target:* The amounts shown in this column reflect the awards if the target FX-neutral revenue and non-GAAP operating margin dollar amounts are met, and the target return on invested capital modifier is applied.

- *Maximum:* The amounts shown in this column reflect the awards if the maximum FX-neutral revenue and non-GAAP operating margin dollar amounts are met and the maximum return on invested capital modifier is applied, and are 240% of the amounts shown under the Target column.

For further discussion of the PBRSUs, including their vesting schedules, see Compensation Discussion and Analysis — Elements of Our Executive Compensation Program — Equity Incentive Awards — PBRSU Program above.

All Other Stock Awards: Number of Shares or Stock Units (RSUs) (Column (j))

The awards reflect the number of RSUs on the grant date. RSU awards granted to our NEOs in 2021 generally vest over a four-year period with 1/16th of the shares underlying the RSU award vesting on June 15, 2021 and additional 1/16th of the shares underlying the RSU award vesting each quarter thereafter. As discussed above in Compensation Discussion and Analysis — 2021 NEO Target Compensation — Target Value of Equity Awards, Target Cash Incentive Award and Salary for NEOs, certain supplemental RSUs granted to NEOs vest over a two-year period.

Grant Date Fair Value (Column (m))

The grant date fair value of each RSU award was calculated using the fair value of our common stock on the date of grant. The estimated fair value of PBRSUs was calculated based on the fair value of our common stock on the date of grant and the probable outcome of applicable performance measures as of the date on which the awards were granted for accounting purposes.

2021 Outstanding Equity Awards at Fiscal Year-End

The following table and footnotes set forth certain information regarding outstanding equity awards for each of our NEOs as of December 31, 2021.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value Shares or Units of Stock That Have Not Vested ($)[1]	Stock Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Iannone							75,915	5,048,348	5/7/2020		
							82,241	5,469,027	5/7/2020		
							77,246	5,136,859	4/1/2021		
							437,271[3]	29,078,522	5/7/2020		
										227,746[4]	15,145,109
										342,262	22,760,396
Mr. Priest							40,403	2,686,800	7/15/2021		
							43,289	2,878,719	7/15/2021		
										145,450	9,672,398
Mr. Boone							32,479	2,159,854	3/15/2021		
							27,066	1,799,889	3/15/2021		
										116,923	7,775,393
Ms. Loeger							26,191	1,741,702	2/15/2021		
							49,108	3,265,682	2/15/2021		
										94,289	6,270,205
Mr. Thompson							17,421	1,158,497	8/15/2019		
							43,553	2,896,275	8/15/2019		
							32,153	2,138,175	4/1/2020		
							29,365	1,952,773	4/1/2021		
							94,372[5]	6,275,738	8/15/2019		
							205,776[6]	13,684,104	4/1/2020		
										130,106	8,652,076
Mr. Cring[7]	5,959	—	—	23.21	4/1/2015	4/1/2022					
	—	—	—	—	—	—	—	—	—	—	—
Ms. Yetto[8]											
	—	—	—	—	—	—	—	—	—	—	—

[1] Market Value is calculated based on a price per share of $66.50, which was the closing price of our common stock on December 31, 2021.

[2] In accordance with the SEC executive compensation disclosure rules, except as otherwise noted, represents the estimated future award of PBRSUs at the maximum performance level under the 2021-2022 performance period.

[3] Earned in connection with achievement of the 2020-2021 PBRSU performance period; 100% vests on March 15, 2023.

[4] To be earned in connection with achievement of eBay's total shareholder return ("TSR") performance share units ("PSU") performance goals relating to TSR relative to that of the S&P 500 index; 50% of earned shares will vest on May 7, 2022 and the remaining 50% vests on May 7, 2023. These TSR PSUs formed part of our CEOs new-hire compensation package and are described in more detail in our 2021 Compensation Discussion and Analysis.

[5] Earned in connection with achievement of the 2019-2020 PBRSU performance period; 50% vested on March 15, 2021 and the remaining 50% vested on March 15, 2022.

[6] Earned in connection with achievement of the 2020-2021 PBRSU performance period; 50% vested on March 15, 2022 and the remaining 50% vests on March 15, 2023.

[7] In connection with Mr. Cring's termination of employment on October 15, 2021, the Company cancelled his outstanding RSUs. Mr. Cring had a 90-day post-termination exercise period with respect to his vested, outstanding options.

[8] In connection with Ms. Yetto's termination of employment on March 16, 2021, the Company cancelled her outstanding RSUs and PBRSUs.

2021 Options Exercises and Stock Vested

The following table and footnotes set forth the number of shares acquired and the value realized upon exercise of stock options and the vesting of stock awards for each of our NEOs for the fiscal year ended December 31, 2021.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Mr. Iannone	—	—	145,618	9,024,072
Mr. Priest	—	—	—	—
Mr. Boone	—	—	—	—
Ms. Loeger	—	—	—	—
Mr. Thompson	—	—	150,280	9,217,223
Mr. Cring[3]	6,000	317,047	61,673	4,056,280
Ms. Yetto[4]	—	—	209,615	12,082,958

[1] Value realized on exercise of stock options is based on the fair market value of our common stock on the date of exercise minus the exercise price and does not reflect actual proceeds received.

[2] Value realized on vesting of stock awards is based on the fair market value of our common stock on the vesting date and does not reflect actual proceeds received.

[3] In connection with Mr. Cring's termination of employment on October 15, 2021, the Company cancelled his outstanding RSUs. Mr. Cring had a 90-day post-termination exercise period with respect to his vested, outstanding options.

[4] In connection with Ms. Yetto's termination of employment on March 16, 2021, the Company cancelled her outstanding RSUs and PBRSUs. Ms. Yetto had no option awards at the time of her termination.

Potential Payments Upon Termination or Change in Control

The following table, footnotes, and narrative set forth our payment obligations pursuant to the compensation arrangements for our NEOs, under the circumstances described below, assuming that their employment was terminated or a change in control occurred on December 31, 2021. Because Mr. Cring and Ms. Yetto terminated prior to December 31, 2021, they are not discussed in this section. Details of Mr. Cring and Ms. Yetto's severance packages are provided above in the footnotes to Executive Compensation Tables - Summary Compensation Table.

Name	Voluntary Termination ($)[a]	Change in Control ($)[b]	Involuntary Termination Outside of a Change in Control ($)[c][1]	Involuntary Termination in Connection with a Change in Control ($)[d][1]	Death or Disability ($)[e]
Mr. Iannone	—	—	46,320,468	68,454,625	57,422,206
Mr. Priest	—	—	6,452,782	12,876,874	8,222,385
Mr. Boone	—	—	5,169,048	9,616,571	6,371,262
Ms. Loeger	—	—	5,454,658	10,301,893	5,912,865
Mr. Thompson	—	—	27,091,524	33,834,111	30,000,317

[1] With respect to Mr. Iannone, an involuntary termination includes a termination without cause or resignation for good reason. With respect to Mr. Priest, Mr. Boone, Ms. Loeger, and Mr. Thompson, under the Company's Standard Severance Plan, an involuntary termination includes only a termination without cause, and under the Company's Change in Control Plan for Key Employees, an involuntary termination in connection with a change in control includes termination without cause or resignation for good reason.

Voluntary Termination (Column (a))

The Company does not pay severance benefits upon voluntary termination.

Change in Control (Column (b))

The Company has not entered into any arrangements with any of its executive officers to provide "single trigger" severance payments upon a change in control.

The Company's equity incentive plans generally provide for the acceleration of vesting of awards granted under the plans upon a change in control only if the acquiring entity does not agree to convert, assume, or replace the awards. These provisions generally apply to all holders of awards under the equity incentive plans.

The amounts reported in the Change in Control column assume that, in a change in control transaction, the successor entity would convert, assume, or replace outstanding equity awards. If the successor entity does not convert, assume, or replace any outstanding equity awards and all the unvested and outstanding awards are fully accelerated upon a change in control, the aggregate value of accelerated vesting of such awards to each of the NEOs that were executive officers of the Company as of December 31, 2021, calculated based on the closing price of our common stock on December 31, 2021, would be as follows:

Name	Acceleration Value of All Outstanding Equity Awards as of 12/31/21 ($)*
Mr. Iannone	61,788,808
Mr. Priest	9,595,684
Mr. Boone	7,199,490
Ms. Loeger	7,619,969
Mr. Thompson	31,710,592

* No amounts are included for Mr. Cring because his employment with the Company terminated on October 15, 2021. No amounts are included for Ms. Yetto because her employment with the Company terminated on March 16, 2021.

Involuntary Termination outside of a Change in Control (Column (c))

The Company's Standard Severance Plan, which covers officers employed as a senior vice president or in a more senior position, provides severance protection outside of a change in control period if a participant is terminated without cause (or resigns for good reason for Mr. Iannone) and signs and does not revoke a waiver of claims against the Company. Messrs. Iannone, Priest, Boone and Thompson and Ms. Loeger participate in the Standard Severance Plan. Mr. Thompson will no longer participate in the Standard Severance Plan following his departure. In addition to his potential benefits under the Standard Severance Plan, under the terms of Mr. Iannone's offer letter agreement, if a severance-qualifying termination occurs within two years following his start date, then his PBRSUs and TSR PSUs that vest under the terms of the Standard Severance Plan will be deemed earned at target and his 2020 target equity compensation (a combination of RSUs and PBRSUs with a grant value of $12,000,000) will vest in full.

The following table describes the severance benefits (other than certain accrued benefits which are paid (such as earned but unpaid bonuses, payment of unreimbursed expenses, etc.)) that each of our NEOs would receive if terminated outside of a change in control.

		Standard Severance Plan Participants	CEO
Cash Elements	Severance	1x salary and 1x bonus	2x salary and 2x bonus
	eIP	Prorated payment for year in which termination occurs[1]	
	Health Premium	A payment to cover 12 months of health coverage	A payment to cover 24 months of health coverage
	Make-Good Payment	Payment of any unpaid cash "make good" awards	
Equity Elements	RSUs[2]	100% acceleration of awards that would have otherwise vested within 12 months of termination date[3]	
	PBRSUs and TSR PSUs[2]	100% acceleration of awards that would have otherwise vested within 12 months of termination date[3]	

[1] For Standard Severance Plan Participants and CEO, based on actual performance with respect to the Company performance element for the full year and target performance with respect to the individual performance element.

[2] For the participants in the Standard Severance Plan and CEO, a lump sum amount equal to the dividend equivalents that have already accrued and would have vested in connection with applicable shares.

[3] For Standard Severance Plan Participants and CEO, the Company can elect to pay cash in lieu of accelerated vesting. The cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his or her termination date. For Mr. Iannone, his 2020 target equity compensation (a combination of RSUs and PBRSUs with a grant value of $12,000,000) would also vest in full.

Involuntary Termination in Connection with a Change in Control (Column (d))

The Company has not entered into any arrangements with any of its executive officers to provide "single trigger" severance payments upon a change in control.

The Company's equity incentive plans generally provide for the acceleration of vesting of awards granted under the plans upon a change in control only if the acquiring entity does not agree to assume or continue the awards. These provisions generally apply to all holders of awards under the equity incentive plans.

The Company's Change in Control Severance Plan provides severance protection for executives at the level of Vice President or in a more senior position in connection with a change in control if a participant is terminated without cause or resigns for good reason and signs and does not revoke a waiver of claims against the Company. Messrs. Iannone, Priest, Boone and Thompson and Ms. Loeger participate in the Change in Control Severance Plan. Mr. Thompson will no longer participate in in the Change in Control Severance Plan upon his departure.

The following table describes the severance benefits that each of our NEOs would receive if they are terminated in connection with a change in control.

		Change in Control Severance Plan Participants	CEO
Cash Elements	Severance	2x salary and 2x bonus (determined as the greater of base salary or target bonus opportunity)	
	eIP	1x target cash incentive award[1]	
	Health Premium	A payment to cover 24 months of health coverage	A payment to cover 12 months of health coverage
	Make-Good Payment	Payment of any unpaid cash "make good" awards	
Equity Elements	Options and RSUs	100% acceleration of awards[2]	
	PBRSUs and TSR PSUs	100% acceleration of awards[2][3]	

[1] For CEO, based only on actual performance with respect to the Company performance element for the full year. For other Change in Control Severance Plan Participants, based on target performance with respect to both the Company performance component and the individual performance component.

[2] For Change in Control Severance Plan Participants and CEO, the Company can elect to pay cash in lieu of accelerated vesting. The cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his or her termination date.

[3] This payment includes the target amount of shares subject to PBRSUs and TSR PSUs for performance periods for which achievement has not yet been determined.

Death or Disability (Column (e))

Pursuant to the Standard Severance Plan, if, outside a change in control, the participant's employment terminates due to his death or disability (as defined in the Standard Severance Plan) then the applicable executive will be entitled to receive, within 60 days of his termination date, the full vesting (or payment of cash in lieu of vesting at the election of the Company) of his or her outstanding and unvested equity awards, including the target amount of shares subject to TSR PSUs or PBRSUs for performance periods for which achievement has not yet been determined, that would have otherwise vested within 24 months of his or her termination date (where the cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his termination date).

Pursuant to the Change in Control Severance Plan, if, in connection with a change in control, either the Participant's employment terminates due to his death or disability (as defined in the Change in Control Severance Plan) then the applicable executive is entitled to receive, within 60 days of his termination date, the full vesting (or payment of cash in lieu of vesting at the election of the Company) of all his outstanding and unvested equity, including the target amount of shares subject to TSR PSUs or PBRSUs for performance periods for which achievement has not yet been determined (where the cash value of such unvested equity is determined using the average closing price of the Company's common stock for the ten consecutive trading days ending on and including the trading day immediately prior to his termination date).

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following disclosure about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Iannone, our CEO. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

To better understand this disclosure, we think it is important to give context to our operations. eBay is a global commerce leader with operations requiring a wide range of talents and roles. As a global organization, we strive to create a competitive total compensation program in the locations we operate. As a result, our compensation program varies by local market in order to allow us to provide a competitive total compensation package.

2021 Ratio Calculation

- This year, the median employee's annual total compensation was $135,528.
- Mr. Iannone's annual total compensation, as reported in the 2021 Summary Compensation Table, was $21,685,102.
- Based on this information and the disclosures provided in this section, the ratio of the annual total compensation of Mr. Iannone to the median employee's annual total compensation is 160:1.

In determining the annual total compensation of the median employee, we calculated such employee's compensation in accordance with Item 402(c)(2)(x) of Regulation S-K as required pursuant to SEC executive compensation disclosure rules. This calculation is the same calculation used to determine total compensation for purposes of the 2021 Summary Compensation Table with respect to each of the NEOs. For purposes of this disclosure, we converted employee compensation from local currency to U.S. dollars using the exchange rate the Company used for 2021 internal budgeting purposes.

Identification of Median Employee

As permitted by SEC rules, for the past two years, we have used the same median employee because we do not believe there has been a change in our employee population or employee compensation program that would significantly impact the CEO pay ratio disclosure. To identify our median employee, we elected to use total target direct compensation which we calculated as salary, target bonus and target annual equity awards. We chose this compensation measure because we believe it is the most accurate reflection of pay at eBay. A complete description of the methodology that we used to identify the median employee can be found in our 2021 Proxy Statement, filed on April 26, 2021.



Proposal 4 Approval of the Amendment and Restatement of the eBay Employee Stock Purchase Plan to Increase the Number of Shares of Common Stock Authorized for Issuance Under the Plan

We are asking our stockholders to approve an amended and restated version of the eBay Inc. Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan was initially adopted in 2012. The Board has approved an amended and restated version of the Purchase Plan (the "Amended Purchase Plan"), subject to approval from the stockholders at this Annual Meeting. If the stockholders approve the Amended Purchase Plan, the Amended Purchase Plan will replace the current version of our Purchase Plan (the "Existing Purchase Plan"), effective as of the date of stockholder approval.

The Amended Purchase Plan would increase the shares of our common stock reserved for issuance thereunder by 30 million shares. If the Amended Purchase Plan is approved by our stockholders, the total number of shares of our common stock that will be available for issuance under the Amended Purchase Plan will be 33,187,755 shares (inclusive of the foregoing 30 million share increase less the number of shares purchased in the offering period ending on April 30, 2022). The amendment would not make any other changes to the Existing Purchase Plan.

The Purchase Plan is a significant component of our equity incentive program and provides our employees with a convenient means of purchasing shares of our common stock and thereby to enhance their sense of participation in the affairs of the company. The Purchase Plan enables our eligible employees and the employees of our subsidiaries and affiliates to purchase, through payroll deductions, shares of our common stock at a discount from the market price of the stock at the time of purchase. The Purchase Plan includes two components. One component, which we refer to as the 423 component, is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code and generally covers our U.S. employees, while the second component, which we refer to as the non-423 component, is not intended to qualify under Section 423 of the Code, and generally covers certain of our non-U.S. employees. If stockholders do not approve the Amended Purchase Plan, our ability to offer competitive compensation to existing employees and qualified candidates may be limited by the remaining shares available for issuance under the Existing Purchase Plan.

We expect the number of shares of our common stock to be reserved for issuance under the Amended Purchase Plan to be sufficient to permit us to continue offering our employees the opportunity to buy shares of our common stock at a discount for the next 7 years. In determining the number of shares of our common stock to reserve for issuance under the Amended Plan, the Compensation and Human Capital Committee and the Board considered the historical number of shares of common stock purchased by our employees under the Existing Purchase Plan.

If stockholders do not approve the increase in shares, we will continue to offer shares of common stock to our employees under the terms of the Existing Purchase Plan as currently in effect. As of April 1, 2022, only 3,187,755 shares of our common stock remained available for issuance thereunder.

A summary of the Amended Purchase Plan is set forth below. The description of the Amended Purchase Plan is a summary and is qualified by and subject to the full text of the Amended Purchase Plan, which is attached to this proxy statement as Appendix A.

Purpose

The purpose of the Amended Purchase Plan is to provide our employees with a convenient means of purchasing shares of our common stock and thereby to enhance their sense of participation in the affairs of the company. The Amended Purchase Plan enables our eligible employees and the employees of our subsidiaries and affiliates to purchase, through payroll deductions, shares of our common stock at a discount from the market price of the stock at the time of purchase. The Amended Purchase Plan includes two components. One component, which we refer to as the 423 component, is intended to qualify as an employee stock Amended Purchase Plan within the meaning of Section 423 of the Code and generally covers our U.S. employees, while the second component, which we refer to as the non-423 component, is not intended to qualify under Section 423 of the Code, and generally covers certain of our non-U.S. employees.

Administration

The Compensation and Human Capital Committee of the Board will administer the Amended Purchase Plan, but is authorized to delegate its duties and authority to officers and employees of the company, as appropriate. All determinations and decisions by the Compensation and Human Capital Committee regarding the interpretation or application of the Amended Purchase Plan shall be final and binding on all Amended Purchase Plan participants. The Board and Compensation and Human Capital Committee are also authorized to adopt, amend and rescind rules or procedures relating to the administration of the Amended Purchase Plan to accommodate the specific requirements of local laws and procedures. The Board or the Compensation and Human Capital Committee may also adopt sub-plans applicable to particular participating subsidiaries and affiliates which may be designed to be outside the scope of Section 423 of the Code.

Eligibility

Our employees and the employees of our participating subsidiaries and affiliates that have been employed at least ten business days and who meet such other requirements established by the Compensation and Human Capital Committee prior to the applicable offering period are eligible to participate in the Amended Purchase Plan as of the first day of the first offering period after they become eligible to participate in the Amended Purchase Plan. However, no employee is eligible to participate in the Amended Purchase Plan if, immediately after the election to participate, such employee would own stock (including stock such employee may purchase under outstanding rights under the Amended Purchase Plan) representing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any of any parent or subsidiary corporations. In addition, no employee is permitted to participate if the rights of the employee to purchase our common stock under the Amended Purchase Plan and all similar purchase plans maintained by us or our subsidiaries would accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined at the time the right is granted) for each calendar year. As of December 31, 2021, we and our consolidated subsidiaries employed approximately 10,838 people, all of whom were eligible to participate in the 2012 Purchase Plan if they work no less than 20 hours per week.

Stock subject to the purchase plan

A total of 35 million shares of our common stock were initially authorized and reserved for issuance under the Existing Purchase Plan pursuant to the approval of our stockholders on April 26, 2012, of which 3,187,755 shares remain available for issuance as of April 1, 2022. If stockholders approve this proposal, the total number of shares authorized and reserved for issuance under the Amended Purchase Plan will be increased by 30 million shares, subject to adjustment as provided in the Amended Purchase Plan.

Enrollment

Eligible employees become participants in the Amended Purchase Plan by completing a subscription agreement and filing it with us no later than five business days before the beginning of each offering period (unless the Compensation and Human Capital Committee has set a later time for the filing of such subscription agreement). By enrolling in the Amended Purchase Plan, a participant is deemed to have elected to purchase the maximum number of whole shares of our common stock that can be purchased with the compensation withheld during each purchase period within the offering period for which the participant is enrolled.

Terms

Offerings; Purchase Dates. Under the 423 component of the Amended Purchase Plan, an offering period will last for 24 months, comprised of four six-month purchase periods. Purchases will be made four times during each offering period on the last trading day of each purchase period, and the dates of such purchases shall be "purchase dates." A new purchase period will begin the day after a purchase date. A new twenty-four month offering period will commence on each May 1st and November 1st during the term of the Amended Purchase Plan. Under the non-423 component of the Amended

Purchase Plan, an offering period will last for six months, and is comprised of only one purchase period. Purchases will be made on the last trading day of the purchase period, and a new offering period and purchase period will begin the day after a purchase date. Our Compensation and Human Capital Committee may change the frequency and duration of offering periods and purchase dates under the Amended Purchase Plan.

If the fair market value per share of our common stock on any purchase date in the 423 component of the Amended Purchase Plan is less than the fair market value per share on the start date of the 24-month offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next trading day. All participants in the terminated offering period will be transferred to the new offering period.

Price and Payment. Employees electing to participate in the Amended Purchase Plan will authorize us to automatically deduct after-tax dollars from each compensation payment until the employee instructs us to stop the deductions or until the employee's employment is terminated. Participants may contribute between 2% and 10% (in whole percentages) of their compensation through payroll deductions, and the accumulated deductions will be applied to the purchase of whole shares on each semi-annual purchase date. Compensation for purposes of the Amended Purchase Plan includes the following forms of cash compensation paid to or earned by an employee: base wages, salary, overtime, performance or merit bonuses, commissions, shift differentials, language differentials, payments for paid time off and holidays, sabbatical pay, payments in lieu of notice, travel pay, retroactive pay, on-call/standby pay, hazard pay, bereavement pay, jury/witness duty pay, pay during a period of suspension, military leave pay, compensation deferred pursuant to Section 401(k) or Section 125 of the Code, distributions under any nonqualified deferred compensation plan, retention bonuses and any other compensation or remuneration that the Compensation and Human Capital Committee or the Board approves as "compensation" in accordance with Section 423 of the Code.

The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

The maximum number of shares which may be purchased by any employee on any single purchase date is 5,000 shares.

The fair market value of a share of our common stock on any date will equal the closing price of a share of common stock on the Nasdaq Global Select Market on the date of determination, as reported in The Wall Street Journal or such other source as our Compensation and Human Capital Committee deems reliable. On April 1, 2022, the closing price of our common stock as reported on the Nasdaq Global Select Market was $57.71 per share.

Termination of Participation. Employees may end their participation in an offering at any time at least 15 business days before a purchase date, and participation ends automatically on termination of employment with us or one of our subsidiaries or affiliates or failure to qualify as an eligible employee. Upon such termination of the employee's participation in the Amended Purchase Plan, such employee's payroll deductions not already used to purchase stock under the Amended Purchase Plan will be returned to the employee.

Adjustment provisions

Certain transactions with our stockholders not involving our receipt of consideration, such as a stock split, spin-off, stock dividend, or certain recapitalizations, may affect the share price of our common stock. We refer to these transactions as equity restructurings. In the event that an equity restructuring occurs, the Board will equitably adjust the class of shares issuable and the maximum number of shares of our stock subject to the Amended Purchase Plan, and will equitably adjust any rights outstanding as to the class, number of shares and price per share of our stock. Other types of transactions may also affect our common stock, such as a dividend or other distribution, reorganization, merger, or other changes in corporate structure. In the event that there is such a transaction that is not an equity restructuring, and the Board determines that an adjustment to the Amended Purchase Plan and any rights outstanding would be appropriate to prevent any dilution or enlargement of benefits under the Amended Purchase Plan, the Board will equitably adjust the Amended Purchase Plan as to the class of shares issuable and the maximum number of shares of our stock subject to the Amended Purchase Plan, as well as the maximum number of shares that may be purchased by an employee, and will adjust any rights outstanding as to the class, number of shares and price per share of our stock in such manner as it may deem equitable.

In the event we merge with or into another corporation in which we do not survive or in which we survive but our stockholders cease to own our shares, or we sell all or substantially all of our assets or more than 50% of our shares are sold in a tender offer or similar transaction, the outstanding rights under the Amended Purchase Plan will continue unless otherwise provided by the Compensation and Human Capital Committee.

In the event of our proposed dissolution or liquidation, the offering period then in progress will be shortened by setting a new purchase date, and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless our Compensation and Human Capital Committee provides otherwise in its sole discretion.

Amendment and termination of the purchase plan

The Board may at any time and for any reason amend or terminate the Amended Purchase Plan. Generally, no such termination can affect previously made grants or may adversely affect the rights of any participant without such participant's consent, nor may any amendment be made without approval of our stockholders within 12 months of its adoption by the Board if such amendment increases the number of shares that may be issued under the Amended Purchase Plan or changes the designation of the corporations whose employees (or class of employees) are eligible to participate in the Amended Purchase Plan.

Without stockholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Board is entitled to make such amendments to the Amended Purchase Plan as it determines are advisable if the continuation of the Amended Purchase Plan or any offering period would result in financial accounting treatment for the Amended Purchase Plan that is different from the financial accounting treatment in effect on the date the Amended Purchase Plan was initially adopted by the Board.

The following table provides information on the number of shares purchased by the following employees and groups since the inception of the Purchase Plan through February 28, 2022. Non-employee directors are not eligible for participation in the Amended Purchase Plan. No shares have been purchased under the Purchase Plan by any individual director nominee who is not an employee or any associate of any of our directors (including nominees) or executive officers. No person received 5% or more of the total shares purchased under the Purchase Plan since its inception.

Name and Position	Aggregate Number of Shares Purchased
Jamie Iannone – President and Chief Executive Officer	8,131
Steve Priest – Chief Financial Officer	0
Cornelius Boone – Senior Vice President, Chief People Officer	0
Julie Loeger – Senior Vice President, Chief Growth Officer	0
Peter B. Thompson – Senior Vice President, Chief Product Officer	0
Andrew J. Cring – former Interim Chief Financial Officer	9,271
Kristin Yetto – former Chief People Officer	17,184
All current executive officers as a group	35,222
All current directors who are not executive officers as a group[1]	24,567
All current employees, excluding current executive officers, as a group	13,770,582

[1] Director, Robert H. Swan, was an employee of the Company from March 16, 2006, through July 15, 2015 and participated in the Employee Stock Purchase Plan.

Federal income tax information

The following is a general summary under current law of the material federal income tax consequences to participants in the Amended Purchase Plan. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.

The Amended Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. The Amended Purchase Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the Amended Purchase Plan. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the holding period. If the shares are sold or disposed of more than two years from the first day of the offering period and one year from the date of purchase, the participant will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares held for the periods described above are sold and the sale price is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss equal to the difference between the sale price and the purchase price. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the capital gain holding period. We are not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of shares prior to the expiration of the holding periods described above. We will treat any transfer of record ownership of shares as a disposition, unless we are notified to the contrary. In order to enable us to learn of dispositions prior to the expiration of the holding periods described above and ascertain the amount of the deductions to which we are entitled, participating employees will be required to notify us in writing of the date and terms of any disposition of shares purchased under the Amended Purchase Plan.

Amended plan benefits

The amounts of future stock purchases under the Amended Purchase Plan are not determinable because, under the terms of the Amended Purchase Plan, purchases are based upon elections made by participants. Future purchase prices are not determinable because they are based upon fair market value of our common stock.

 The Board recommends a vote **FOR** this proposal.

Proposal 5 **Stockholder Proposal**

John Chevedden has advised the Company that he intends to present the following stockholder proposal at the 2022 Annual Meeting. Mr. Chevedden has indicated that he holds the requisite number of shares of eBay common stock in accordance with Rule 14a-8 requirements. eBay will provide the address of the proponent promptly upon a stockholder's oral or written request.

The text of the stockholder proposal and supporting statement appear exactly as received by eBay unless otherwise noted. All statements contained in the stockholder proposal and supporting statement are the sole responsibility of the proponent. The stockholder proposal may contain assertions about the Company or other matters that we believe are incorrect, but we have not attempted to refute all of those assertions.

The stockholder proposal will be voted on at the 2022 Annual Meeting only if properly presented by or on behalf of the proponent.

Proposal 5 — Special Shareholder Meeting Improvement

Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

Currently it takes a theoretical 20% of all shares outstanding to call for a special shareholder meeting. However the face value of 20% is deceiving because there are factors than increase the 20% face value significantly.

This theoretical 20% of all shares outstanding translates into 25% of the shares that vote at our annual meeting. It would be hopeless to think that shares that do not have the time to vote would have the time to go through the special procedural steps to call for a special shareholder meeting.

And it goes downhill from there. Shares that are not held net long are excluded. Thus shareholders who own 20% of EBAY stock that equals 25% of the stock that votes at the annual meeting could determine that they hold 30% of EBAY stock when shares owned other than net long are included.

A potential 30% stock ownership threshold to call for a special shareholder meeting is nothing for management to brag about.

Plus we have no right to act by written consent. A large number of companies provide shareholders with the right to act by written consent and the right to call a special shareholder meeting.

Southwest Airlines and Target are companies that do not provide for shareholder written consent and yet provide for 10% of shares to call for a special shareholder meeting.

Plus EBAY shareholders gave 46% support to a 2021 shareholder proposal in favor of a shareholder right to act by written consent. This 46% likely represented 51% support from the shares that have access to independent proxy voting advice.

This 46% support would likely have exceeded 51% support if EBY management had not gone to the corporate war chest and flooded shareholders with messages to vote against the 2021 proposal and in a paradox vote against increasing their rights as shareholders.

We need an improved right to call for a special shareholder meeting to make up for its hidden hurdles and absolutely no shareholder right to act by written consent.

Board Statement in Opposition

After careful consideration, including a review of market trends, the Board has determined that the action requested by the shareholder proposal is not in the best interests of eBay and its stockholders for the following reasons:

- eBay currently provides stockholders with the right to call a special meeting, the terms of which reflect current market practice;

- The current ownership threshold of 20% to call a special meeting permits stockholders owning a reasonable minority of eBay's outstanding shares of common stock to call special meetings while helping to avoid using corporate resources on business items that may not reflect the interests of eBay and its broader stockholder base and may not garner significant support;

- eBay has corporate governance practices in place, including-market standard proxy access and majority voting in uncontested elections of directors, which protect stockholder rights and provide meaningful avenues for smaller stockholders to effectively voice their opinions without the expense and risk associated with a lower special meeting threshold; and

- eBay engages in robust stockholder engagement throughout the year in order to allow stockholders to easily provide feedback to management and the Board on an ongoing basis.

eBay permits stockholders holding in the aggregate 20% or more of our outstanding shares of common stock on a "net long" basis to call special meetings. The Board believes that the current special meeting threshold of 20% strikes the appropriate balance between providing existing stockholders with a meaningful right to call a special meeting, while protecting against the risk of a single stockholder, or small minority group of stockholders, unilaterally misusing eBay's resources for potentially narrow or short-term interests that do not benefit the greater stockholder base. A single stockholder or minority group of stockholders has no duty to act in the best interests of eBay or other stockholders. Moreover, as of August 2021, the current 20% ownership threshold is the same as, or more favorable to stockholders than, the special meeting rights at approximately 68.67% of the 316 S&P 500 companies surveyed by FactSet.

Special meetings require the expenditure of considerable time, effort and resources, including significant costs in legal and administrative fees, costs for preparing, printing and distributing materials and soliciting proxies, and the diversion of Board and management time away from running eBay's business. Accordingly, special meetings should be limited to circumstances where stockholders holding a meaningful minority of eBay's outstanding shares of common stock believe a matter is significantly urgent or extraordinary to justify considering such matters between annual meetings. By reducing the ownership threshold to 10%, a small minority of stockholders could use the special meeting mechanism to advance their own more narrow agenda, without regard to the broader interests of eBay and our other stockholders.

eBay's corporate governance policies and practices provide stockholders with numerous avenues to voice their opinions and encourage Board accountability and responsiveness to stockholder feedback. In addition to stockholders' existing rights to call a special meeting and ability to nominate a director via proxy access, eBay has no supermajority voting provisions in its charter or bylaws, a majority vote standard is applicable in uncontested director elections and the roles of Chair of the Board and CEO are separate, meaning that the Chair of the Board, as well as all the chairs of Board committees, are independent directors. Furthermore, the Company has demonstrated an ongoing commitment to Board refreshment and to having highly qualified, independent voices on the Board. Of the Board's 12 independent directors, 11 have joined eBay since 2015.

eBay's strong corporate governance policies include a robust stockholder engagement program. eBay leaders meet regularly with stockholders to discuss matters of importance to each stockholder, including strategy, operational performance, environmental and governance matters, particularly diversity, equity and inclusion and human capital matters, and business practices. eBay also meets with stockholders throughout the year to share perspectives on corporate governance, executive compensation and related matters. For additional information on eBay's stockholder engagement program and actions it has taken in response to these discussions, please see "Corporate Governance—Board Oversight and Stockholder Engagement" above. As part of this engagement, eBay has historically heard from a number of our largest stockholders expressing their support for the current special meeting threshold. However, eBay intends to continue monitoring developments on this topic as part of its consideration of broader governance issues, and we remain committed to fostering an open and honest dialogue with stockholder regarding our corporate governance policies and practices.

The Board believes that eBay's strong governance practices and procedural safeguards for stockholders, including our commitment to a robust, ongoing dialogue with stockholders and our responsiveness to those discussions, provide stockholders with the significant ability to raise important matters with the Board and management in a manner tailored to eBay's particular ownership composition without the potential expense and risk associated with a lower special meeting threshold.

 The Board of Directors recommends a vote **AGAINST** this proposal.

Unless you specify otherwise, the Board intends the accompanying proxy to be voted against this item.

Equity Compensation Plan Information

The following table gives information about shares of our common stock that may be issued upon the exercise of options and rights under our equity compensation plans as of December 31, 2021. We refer to these plans and grants collectively as our Equity Compensation Plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	21,290,288[1]	$23,543[2]	42,701,003[3]
Equity compensation plans not approved by security holders	—	—	—
Total	21,290,288	$23,543	39,513,248

[1] Includes (a) 19,788,320 shares of our common stock issuable pursuant to RSUs under our 2008 Equity Incentive Award Plan, as amended and restated, or our 2008 Plan, and our terminated plans, (b) 48,436 shares of our common stock issuable pursuant to stock options under our 2008 Plan and our terminated plans, and (c) 109,993 shares of our common stock issuable pursuant to DSUs under our 2008 Plan and a terminated plan. RSUs and DSUs, each represent an unfunded, unsecured right to receive shares of Company common stock (or, with respect to DSUs granted prior to August 1, 2013, the equivalent value thereof in cash or property). The value of RSUs and DSUs varies directly with the price of our common stock.

[2] Does not include outstanding RSUs or DSUs.

[3] Includes 3,187,755 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan as of December 31, 2021.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of April 1, 2022 by (1) each stockholder known to us to be the beneficial owner of more than 5% of our common stock, (2) each of our directors, (3) each of the executive officers named in the 2021 Summary Compensation Table included above, and (4) all executive officers and directors as a group. Unless otherwise indicated below, the address for each of our executive officers and directors is c/o eBay Inc., 2025 Hamilton Avenue, San Jose, California 95125.

Name of Beneficial Owner	Shares Beneficially Owned[1]	
	Number	Percent
The Vanguard Group[2]	46,694,614	8.17%
BlackRock, Inc.[3]	45,596,081	7.98%
FMR, LLC[4]	33,487,965	5.86%
Jamie Iannone[5]	167,161	*
Steve Priest	83,692	*
Cornelius Boone	13,963	*
Julie Loeger[6]	15,815	*
Peter B. Thompson[7]	113,248	*
Andrew J. Cring[8]	127,487	*
Kristin Yetto[9]	—	—
Anthony J. Bates[10]	20,500	*
Adriane M. Brown	20,610	*
Diana Farrell	18,351	*
Logan D. Green	25,874	*
Bonnie S. Hammer	37,291	*
E. Carol Hayles	3,971	*
Kathleen C. Mitic	16,329	*
Matthew J. Murphy[11]	17,745	*
Paul S. Pressler	59,260	*
Mohak Shroff	3,898	*
Robert H. Swan	175,235	*
Perry M. Traquina	56,897	*
All directors and executive officers as a group (19 persons)[12]	977,327	*

(*) Less than one percent.

[1] This table is based upon information supplied by officers, directors, and principal stockholders and any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of April 1, 2022 and restricted stock units ("RSUs") that are scheduled to vest within 60 days of April 1, 2022 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those options and RSUs, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of beneficial ownership is based on 571,364,039 shares of common stock outstanding as of April 1, 2022.

(2) The Vanguard Group and its affiliates and subsidiaries (collectively, "Vanguard") have beneficial ownership of an aggregate of 46,694,614 shares of the Company's common stock. Vanguard has shared power to vote 1,093,877 shares of the Company's common stock, sole power to dispose of 44,062,287 shares of the Company's common stock and shared power to dispose of 2,632,327 shares of the Company's common stock. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(3) BlackRock, Inc., and its affiliates and subsidiaries ("BlackRock") have beneficial ownership of an aggregate of 45,596,081 shares of the Company's common stock. BlackRock has sole power to vote 37,958,250 shares of the Company's common stock and sole power to dispose of 45,596,081 shares of the Company's common stock. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(4) FMR, LLC and its affiliates and subsidiaries (collectively, "Fidelity") have beneficial ownership of an aggregate of 33,487,965 shares of the Company's common stock. Fidelity has sole power to vote 6,324,409 shares of the Company's common stock and sole power to dispose of 33,487,965 shares of the Company's common stock. The address for FMR, LLC is 245 Summer Street, Boston, Massachusetts 02210.

(5) Mr. Iannone is our President and CEO. Includes 89,833 RSUs scheduled to vest within 60 days of April 1, 2022.

(6) Ms. Loeger is our SVP, Chief Growth Officer. Includes 4,705 RSUs scheduled to vest within 60 days of April 1, 2022.

(7) Mr. Thompson is our SVP, Chief Product Officer. Includes 8,710 RSUs scheduled to vest within 60 days of April 1, 2022.

(8) Mr. Cring's employment with the Company was terminated on October 15, 2021.

(9) Ms. Yetto's employment with the Company was terminated on March 16, 2021.

(10) Includes 140 shares owned through a trust.

(11) Includes 6,000 shares owned through a trust.

(12) Includes 103,248 RSUs scheduled to vest within 60 days of April 1, 2022.

Questions and Answers About the Proxy Materials and Our 2022 Annual Meeting

Why am I receiving these materials?

Our Board has made these proxy materials available to you in connection with the Board's solicitation of proxies for use at our 2022 Annual Meeting, which will take place on June 8, 2022. Stockholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement. We mailed the Notice of Internet Availability of Proxy Materials ("Notice") to our stockholders on or around April 26, 2022.

What information is contained in these materials?

The information included in this Proxy Statement relates to the proposals to be voted on at the Annual Meeting, the voting process, the compensation of our most highly paid executive officers and our directors, and certain other required information. Our 2021 Annual Report, which includes our audited consolidated financial statements, is also included with these proxy materials. If you received a paper copy of these materials, the proxy materials also included the accompanying proxy card or voting instruction form for the Annual Meeting. If you received the Notice instead of a paper copy of the proxy materials, voting instructions can be found in the Notice or below.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We are distributing our proxy materials to certain stockholders over the Internet under the "notice and access" approach in accordance with SEC rules. As a result, we mailed to many of our stockholders the Notice instead of a paper copy of the proxy materials. All stockholders receiving the Notice will have the ability to access the proxy materials over the Internet and request to receive a copy of the proxy materials by mail or email. Instructions on how to access the proxy materials over the Internet or to request a paper or email copy may be found in the Notice. In addition, the Notice contains instructions on how you may request access to proxy materials in printed form by mail or email on an ongoing basis.

This approach conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method of accessing the materials and voting.

What proposals will be voted on at the Annual Meeting? What are the Board's voting recommendations?

The following chart describes the proposals to be considered at the Annual Meeting and the Board's voting recommendations.

Proposal(s)		The Board's Voting Recommendation	Page Reference (For more detail)
1	Election of 9 directors named in this Proxy Statement	**FOR** each nominee named in this Proxy Statement	3
2	Ratification of Appointment of Independent Auditors	**FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for our fiscal year ending December 31, 2021	37
3	Say-on-Pay: Advisory Vote to Approve Named Executive Officer Compensation	**FOR** the approval, on an advisory basis, of the compensation of our named executive officers	42
4	Approval of the Amendment and Restatement of the eBay Employee Stock Purchase Plan	**FOR** the approval of the amendment and restatement of the eBay Employee Stock Purchase Plan	80-84
5	Stockholder Proposal, if properly presented	**AGAINST** the proposal regarding shareholder special meeting	85-86

At the time the Notice was mailed, our management and the Board were not aware of any other matters to be presented at the Annual Meeting other than those set forth in this Proxy Statement and in the Notice.

How many shares are entitled to vote?

Each share of eBay common stock outstanding as of the close of business on April 12, 2022, the record date, is entitled to one vote at the Annual Meeting. At the close of business on April 12, 2022, 567,285,960 shares of common stock were outstanding and entitled to vote. You may vote all of the shares owned by you as of the close of business on the record date of April 12, 2022, and you are entitled to cast one vote per share of common stock held by you on the record date. These shares include shares that are (1) held of record directly in your name, including shares purchased or acquired through eBay's equity incentive plans and (2) held for you as the beneficial owner through a broker, bank, or other nominee.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most stockholders of eBay hold their shares beneficially through a broker, bank, or other nominee rather than directly in their own name. There are some distinctions between shares held of record and shares owned beneficially, specifically:

• **Shares held of record.** If your shares are registered directly in your name with eBay's transfer agent, Computershare Shareowner Services LLC, you are considered the stockholder of record with respect to those shares, and the Notice was sent directly to you by eBay. As a stockholder of record, you have the right to grant your voting proxy directly to eBay or to vote at the Annual Meeting. If you do not wish to grant your voting proxy directly to eBay or to vote at the Annual Meeting, you may submit voting instructions via the Internet or by telephone by following the instructions on the Notice, and as described below under "How can I vote my shares without attending the Annual Meeting?" If you requested printed copies of the proxy materials, eBay has sent you a proxy card for you to use to direct the proxyholders regarding how to vote your shares.

• **Shares owned beneficially.** If your shares are held in a brokerage account or by a broker, bank, or other nominee, you are considered the beneficial owner of shares held in street name, and the Notice was forwarded to you by your broker, bank, or other nominee, which is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote the shares in your account. You may also vote these shares by attending the Annual Meeting. If you do not wish to vote at or will not be attending the Annual Meeting, you may vote by proxy as described in the Notice and below under "How can I vote my shares without attending the Annual Meeting?" If you requested printed copies of the proxy materials, your broker, bank, or other nominee has enclosed a voting instruction form for you to use to direct the broker, bank, or other nominee regarding how to vote your shares. Please instruct your broker, bank, or other nominee how to vote your shares using the voting instruction form you received from them.

Can I attend the Annual Meeting?

You are invited to attend the Annual Meeting, which will be held virtually, if you are a stockholder of record or a beneficial owner as of April 12, 2022. Only stockholders of record or beneficial owners as of April 12, 2022 can vote, ask questions, or make comments. To join as a stockholder, you must go to www.virtualshareholdermeeting.com/EBAY2022 ("Meeting Website") and log in using the control number on the Notice, your proxy card or your voting instruction form. We encourage you to join 15 minutes before the start time of 8:00 a.m. Pacific Time, June 8, 2022, to ensure you can connect. If you have difficulty with the Meeting Website, please call 1-800-586-1548 (US) or 1-303-562-9288 (International) for technical assistance. A recording of the Annual Meeting will be archived for at least 90 days following the date of the Annual Meeting. You may find a link to it at http://investors.ebayinc.com.

Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to ensure that your vote will be represented at the Annual Meeting. We reserve the right to eject an attendee or cut off speaking privileges for behavior likely to cause disruption or annoyance or for failure to comply with reasonable requests or the rules of conduct for the meeting, including time limits applicable to attendees who are permitted to speak.

How can I participate in the Annual Meeting?

We intend to hold the Annual Meeting virtually. A virtual meeting is one held by means of remote communication. Stockholders will be able to join the meeting via the Meeting Website where they can listen to the speakers, view any presentations, submit questions and comments, hear the company's responses, and vote their shares electronically. A list of stockholders entitled to vote, as well as rules of conduct and instructions to vote and to ask questions or make comments, will be available at the Meeting Website during the meeting.

No recording of the Annual Meeting is allowed, including audio and video recording.

We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting business or company business. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

In the event of technical difficulties with the Annual Meeting, we expect that an announcement will be made on www.virtualshareholdermeeting.com/EBAY2022. If necessary, the announcement will provide updated information regarding the date, time, and location of the Annual Meeting. Any updated information regarding the Annual Meeting will also be posted on our investor relations website at https://investors.ebayinc.com.

Can I vote my shares at the Annual Meeting?

Shares held directly in your name as the stockholder of record, as well as shares held in street name through a broker, bank, or other nominee, may be voted at the Annual Meeting. Even if you plan to attend the Annual Meeting, eBay recommends that you submit a proxy as described in the Notice and below under "How can I vote my shares without attending the Annual Meeting?" so that your vote will be counted if you later decide not to attend the Annual Meeting.

How can I vote my shares without attending the Annual Meeting?

If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the Internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail pursuant to instructions provided on the proxy card.

If you hold shares beneficially in street name, you may vote through a voting instruction form over the Internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail by following the voting instruction form provided to you by your broker, bank, or other nominee.

Can I change my vote or revoke my proxy?

If you are the stockholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

- filing a timely written notice of revocation with our Corporate Secretary at our principal executive office (2025 Hamilton Avenue, San Jose, California 95125);
- submitting a new proxy at a later date via the Internet, by telephone, or by mail following the instructions provided in the Notice or, if requested, the proxy card; or
- attending the Annual Meeting and voting (attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account or by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or other nominee.

Only the latest validly executed proxy that you submit will be counted.

How are votes counted?

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to each of the director nominees named in this Proxy Statement. If you elect to abstain from voting on the election of directors, the abstention will not have any effect on the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

You may vote "FOR," "AGAINST," or "ABSTAIN" with respect to:

- the ratification of the appointment of independent auditors;
- the advisory vote to approve named executive officers' compensation;
- the approval of the amendment and restatement of the eBay employee stock purchase plan; and
- the stockholder proposal.

If you elect to abstain from voting on any of these proposals, the abstention will have the same effect as an "AGAINST" vote with respect to such proposal.

If you provide specific instructions with regard to certain proposals, your shares will be voted as you instruct on such proposals. If no instructions are indicated, the shares will be voted as recommended by our Board.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the inspector of election.

What is the quorum requirement for the Annual Meeting?

The quorum requirement for holding the Annual Meeting and transacting business is a majority of the outstanding shares entitled to be voted at the Annual Meeting. The shares may be present in person or represented by proxy at the Annual Meeting. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

What is the voting requirement to approve each of the proposals? What effect will abstentions and broker non-votes have?

The following chart describes the proposals to be considered at the Annual Meeting, the vote required to elect directors to the Board and to adopt each of the other proposals, and the manner in which votes will be counted. Shares voted "ABSTAIN" and shares not represented at the meeting have no effect on the election of directors.

For each of the other proposals, abstentions have the same effect as "AGAINST" votes. If you are a beneficial holder and do not provide specific voting instructions to your broker, the organization that holds your shares will not be authorized to vote your shares, which would result in "broker non-votes," on proposals other than the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for 2022. Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting.

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of Broker Non-votes*
Election of 9 director nominees named in this Proxy Statement	For, against or abstain on each nominee	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No effect
Ratification of appointment of independent auditors	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	Brokers have discretion to vote
Advisory vote to approve named executive officers compensation	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	No effect
Approval of Amendment and Restatement of the eBay Employee Stock Purchase Plan	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	No effect
Stockholder proposal, if properly presented	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Annual Meeting in person or by proxy and entitled to vote thereon	Treated as votes against	No effect

* A broker non-vote occurs when shares held by a broker, bank, or other nominee in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker, bank, or other nominee (1) has not received voting instructions from the beneficial owner and (2) lacks discretionary voting power to vote those shares with respect to that particular proposal.

What happens if a nominee who is duly nominated does not receive a majority vote?

Each current director who is standing for election at the Annual Meeting has tendered an irrevocable resignation from the Board that will become effective if (1) the election is uncontested and (2) the Corporate Governance and Nominating Committee or another committee of the Board comprised of independent directors determines to accept such resignation after the director fails to receive a majority of votes cast. This determination will be made within 90 days of the Annual Meeting (subject to an additional 90-day period in certain circumstances) and will be publicly reported promptly after it is made.

Where can I find the voting results of the Annual Meeting?

We will report the voting results in a Current Report on Form 8-K filed with the SEC subsequent to the Annual Meeting.

Who will bear the cost of soliciting votes for the Annual Meeting?

eBay will pay the entire cost of the solicitation of proxies. eBay has retained the services of Morrow Sodali LLC a professional proxy solicitation firm, to aid in the solicitation of proxies. eBay expects that it will pay Morrow Sodali LLC its customary fees, estimated not to exceed approximately $17,500 in the aggregate, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. eBay has agreed to indemnify Morrow Sodali against certain liabilities relating to or arising out of their engagement. In addition, eBay may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. eBay must also pay banks, brokerage houses, fiduciaries, and custodians holding in their names shares of our common stock beneficially owned by others certain fees associated with:

- forwarding the Notice to beneficial owners;
- forwarding printed proxy materials to beneficial owners who specifically request them; and
- obtaining beneficial owners' voting instructions.

Solicitations may also be made by personal interview, mail, telephone, facsimile, email, Twitter, other electronic channels of communication, in particular LinkedIn, eBay's investor relations website, other eBay-hosted websites and blogs, or otherwise by directors, officers, and other employees of eBay, but eBay will not additionally compensate its directors, officers, or other employees for these services.

May I propose actions for consideration at next year's Annual Meeting or nominate individuals to serve as directors?

You may submit proposals for consideration at future annual stockholder meetings. To be considered for inclusion in the proxy materials for our 2023 Annual Meeting of Stockholders, your proposal (other than a proposal for director nomination) must be received by our Corporate Secretary at our principal executive office no later than December 27, 2022.

Your proposal must comply with the procedures and requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Your proposal should be sent via registered, certified or express mail to our Corporate Secretary at our principal executive office 2025 Hamilton Avenue, San Jose, California 95125; no facsimile submissions will be accepted.

A stockholder nomination for director will generally not be included in our proxy materials, but will otherwise be considered at the 2023 Annual Meeting of Stockholders so long as it is submitted to our Corporate Secretary at our principal executive office no earlier than February 8, 2023 and no later than March 10, 2023 and otherwise in accordance with our bylaws.

Our bylaws also provide that, under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in the proxy materials for our annual meetings. These proxy access provisions of our bylaws provide, among other things, that a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding stock continuously for at least three years, may nominate, and include in our proxy materials for an annual meeting, two individuals to serve as directors or 20% of the Board, whichever is greater. The nominating stockholder or group of stockholders also must deliver the information required by, and each nominee must meet the qualifications required by, our bylaws. Requests to include stockholder-nominated candidates in the Company's proxy materials for the 2023 Annual Meeting of Stockholders must be received by the Corporate Secretary at the above address no earlier than February 8, 2023 and no later than March 10, 2023. We advise you to review our bylaws, which contain these and other requirements with respect to advance notice of stockholder proposals and director nominations and proxy access nominations, including certain information that must be included concerning the stockholder and each proposal and nominee. Failure to comply with the requirements, procedures and deadlines in our bylaws may preclude presentation and consideration of the matter or nomination of the applicable candidate for election at the 2023 Annual Meeting of Stockholders. Our bylaws were filed with the SEC as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2021 and can be viewed by visiting our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx. You may also obtain a copy by writing to our Corporate Secretary at our principal executive office (2025 Hamilton Avenue, San Jose, California 95125).

How can I get electronic access to the Proxy Statement and Annual Report?

The Notice, proxy card or voting instruction form will contain instructions on how to:

- view our proxy materials for the Annual Meeting on the Internet and vote your shares; and

- instruct us to send our future proxy materials to you electronically by email.

Our proxy materials are also available on our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx.

You can choose to receive future proxy materials electronically by visiting our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your choice to receive proxy materials electronically will remain in effect until you contact eBay Investor Relations and tell us otherwise. You may visit our investor relations website at https://investors.ebayinc.com or contact eBay Investor Relations by mail at 2025 Hamilton Avenue, San Jose, California 95125 or at ir@ebay.com or by telephone at (408) 376-7493.

How do I obtain a paper copy of the proxy materials?

If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice.

How do I obtain a separate set of proxy materials if I share an address with other stockholders?

eBay has adopted an SEC-approved procedure called "householding." Under this procedure, we are delivering a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share an address, unless otherwise requested from one or more of the stockholders. This procedure reduces the environmental impact of our annual meetings and reduces our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. If you reside at such an address and wish to receive a separate copy of the Notice and, if applicable, the proxy materials, including our annual report, you may contact eBay Investor Relations by mail at 2025 Hamilton Avenue, San Jose, California 95125 or at ir@ebay.com or by telephone at (408) 376-7493 and we will promptly deliver a separate copy of the Notice and, if applicable, the proxy materials. You may also contact eBay Investor Relations if you would like to receive separate copies in the future, or if you are receiving multiple copies of our proxy materials and would like to receive only one copy in the future. Stockholders who hold shares in street name (as described above) may contact their broker, bank, or other nominee to request information about householding.

Other Matters

The Board knows of no other matter that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

Stockholders are urged to vote via the Internet or by telephone by following the instructions in the Notice or, if applicable, the proxy card or voting instruction form.

By Order of the Board of Directors

Marie Oh Huber

Marie Oh Huber
Secretary

April 21, 2022

Copies of this Proxy Statement and our annual report for the year ended December 31, 2021 are available by visiting our investor relations website at https://investors.ebayinc.com/financial-information/annual-reports/default.aspx.

You may also obtain copies free of charge by contacting investor relations by mail at 2025 Hamilton Avenue, San Jose, California 95125.

Appendix A

eBay Inc.
Employee Stock Purchase Plan

1. Establishment of Plan. The board of directors (the *"Board"*) of eBay Inc. (the *"Company"*) hereby establishes this Employee Stock Purchase Plan (this *"Plan"*) pursuant to which the Company proposes to grant options to purchase shares of the Company's common stock (*"Common Stock"*) to Eligible Employees (as defined in Section 4 below). The Plan has been amended and restated by the Board on March 16, 2022, subject to approval of the Company's stockholders pursuant to Section 23 hereof (such date, the *"Amendment Effective Date"*).

This Plan includes two components: (a) a component intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the *"Code"*) (the *"423 Component"*), the provisions of which shall be construed so as to extend and limit participation in a uniform and nondiscriminatory manner consistent with the requirements of Section 423 of the Code; and (b) a component that does not qualify as an "employee stock purchase plan" under Section 423 of the Code (the *"Non-423 Component"*), under which options shall be granted pursuant to rules, procedures or sub-plans adopted by the Administrator (as defined in Section 3 below) designed to achieve tax, securities laws or other objectives for Eligible Employees, the Company and its Participating Subsidiaries and Participating Affiliates (both, as hereinafter defined). Except as otherwise provided in this Plan, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

For purposes of this Plan, *"Subsidiary"* means a "subsidiary corporation" of the Company, whether now or hereafter existing, as such term is defined in Section 424(f) of the Code. "*Participating Subsidiary*" means any Subsidiary that the Administrator designates from time to time as eligible to participate in the 423 Component. For purposes of this Plan, *"Affiliate"* means (a) any entity that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (b) any entity in which the Company has a significant equity interest, in either case as determined by the Administrator, whether now or hereafter existing (which, for avoidance of doubt, shall include any Subsidiary). *"Participating Affiliate"* means any Affiliate designated by the Plan Administrator as eligible to participate in the Non-423 Component.

As of the Amendment Effective Date, a total of 196,971,690 shares of Common Stock are reserved for issuance under this Plan, which reflects an increase of 30 million shares over the number of shares initially reserved for issuance. Such number shall be subject to adjustments effected in accordance with Section 14 of this Plan.

2. Purpose. The purpose of this Plan is to provide Eligible Employees with a convenient means of acquiring an equity interest in the Company through payroll deductions or other contributions, to enhance such employees' sense of participation in the affairs of the Company.

3. Administration.

(a) This Plan shall be administered by the Compensation Committee of the Board (the *"Administrator"*), provided, however, that the Board may determine to administer the Plan, in its sole discretion, and in such case any references to the Administrator in the Plan shall be taken to be references to the Board. Subject to the provisions of the Plan, the Administrator shall have exclusive authority, in its sole discretion, to determine all matters relating to options granted under the Plan, including, without limitation, the authority to: (i) construe, interpret, reconcile any inconsistency in, correct any default in, supply any omission in, and apply the terms of, the Plan and any subscription agreement or other instrument or agreement relating to the Plan, (ii) adjudicate all disputed claims filed under the Plan (including making factual determinations), (iii) determine the terms and conditions of any Offering (as defined in Section 5 below) and any option under the Plan, (iv) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan, and (v) make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the Plan.

(b) The Administrator shall have exclusive authority, in its sole discretion, to (i) designate separate Offerings under the Plan, (ii) determine which entities shall be Participating Subsidiaries or Participating Affiliates, (iii) determine who is an Eligible Employee, (iii) change the length and duration of Offering Periods and Purchase Periods (as such terms are defined in Section 5 below), (iv) limit the frequency and/or number of changes in the amount deducted or contributed during an Offering Period or Purchase Period, (v) permit payroll deductions or other contributions in excess of the amount designated by a participant in the Plan in order to adjust for administrative errors in the Company's processing of properly submitted subscription agreements and/or changes in contribution amounts, (vi) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Plan participant properly correspond with payroll deductions or other contribution amounts, and (vii) establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

(c) Further, the Administrator may adopt such rules, procedures and sub-plans as are necessary or appropriate to permit the participation in the Plan by Eligible Employees who are citizens or residents of a non-U.S. jurisdiction and/or employed outside the United States, the terms of which sub-plans may take precedence over other provisions of this Plan, with the exception of the provision in Section 1 above setting forth the number of shares of Common Stock reserved for issuance under the Plan, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. To the extent inconsistent with the requirements of Section 423, any such sub-plan shall be considered part of the Non-423 Component, and rights granted thereunder shall not be required by the terms of the Plan to comply with Section 423 of the Code. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the application of the definition of Compensation (as defined in Section 9(b) below) to participants on payrolls outside of the United States, handling of payroll deductions and other contributions, taking of payroll deductions and making of other contributions to the Plan, establishment of bank or trust accounts to hold contributions, payment of interest, establishment of the exchange rate applicable to payroll deductions taken and other contributions made in a currency other than U.S. dollars, obligations to pay payroll tax, determination of beneficiary designation requirements, tax withholding procedures and handling of stock certificates that vary with applicable local requirements.

(d) The Administrator's interpretation of the Plan and its rules and regulations, and all actions taken and determinations made by the Administrator pursuant to the Plan, shall be conclusive and binding on all parties involved or affected. The Administrator may delegate its duties and authority to such of the Company's officers or employees as it so determines.

4. Eligibility.

(a) Unless otherwise provided in this Section 4 and subject to the requirements of Section 6, any Eligible Employee on a given Offering Date (as defined in Section 5 below) shall be eligible to participate in the Plan.

(b) For purposes of this Plan, "***Eligible Employee***" means any individual who is treated as an employee in the records of the Company or any Participating Subsidiary or Participating Affiliate, in each case regardless of any subsequent reclassification by the Company or by any Participating Subsidiary or Participating Affiliate, any governmental agency, or any court, and subject to the qualifications set forth in this section.

(c) For purposes of this Plan, the employment relationship shall be treated as continuing intact while the individual is on military or sick leave or other bona fide leave of absence approved by the Company or the applicable Participating Subsidiary or Participating Affiliate so long as the leave does not exceed three (3) months or, if longer than three (3) months, the individual's right to reemployment is provided by statute or has been agreed to by contract or in a written policy of the Company or the applicable Participating Subsidiary or Participating Affiliate which provides for a right of reemployment following the leave of absence.

(d) Notwithstanding the foregoing, for all options to be granted on an Offering Date, the definition of Eligible Employee will not include an individual, if (i) the individual is not employed by the Company or a Participating Subsidiary or Participating Affiliate, as applicable, ten (10) business days before the beginning of such Offering Period and/or (ii) the employee, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, owns stock or holds options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary.

(e) The Administrator, in its sole discretion, from time to time may, prior to an Offering Date for all options to be granted on such Offering Date, determine (on a uniform and nondiscriminatory basis or as otherwise permitted by U.S. Treasury Regulation Section 1.423-2 for options granted under the 423 Component) that the definition of Eligible Employee will or will not include an individual if he or she: (i) customarily works twenty (20) hours or less per week (or such lesser period of time as may be determined by the Administrator in its sole discretion), or (ii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its sole discretion). Under the 423 Component, such exclusions shall be applied with respect to an Offering in a manner complying with U.S. Treasury Regulation Section 1.423-2(e)(2)(ii).

(f) In the case of the 423 Component, Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens within the meaning of Section 7701(b)(1)(A) of the Code) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Section 423 of the Code (or to the extent such exclusion is permitted under Section 423 of the Code). In the case of the Non-423 Component, Eligible Employees may be excluded from participation in the Plan or an Offering if the Administrator has determined that participation of such Eligible Employees is not advisable or practicable.

(g) A participant in the Plan shall cease to be an Eligible Employee upon termination of employment (as further described in Section 12 below), upon the entity employing such participant during an Offering Period ceasing to be an Affiliate, or upon the participant transferring to an Affiliate that is not a Participating Subsidiary or Participating Affiliate.

5. Offerings; Offering Periods; Purchase Periods.

(a) For purposes of this Plan, "**Offering**" means an offer of an option under the Plan that may be exercised on one or more Purchase Dates (as hereinafter defined) during an Offering Period. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company, a Participating Subsidiary or a Participating Affiliate shall be deemed a separate Offering (the terms of which Offering under the Non-423 Component need not be identical), even if the dates and other terms of the separate Offerings are identical and the provisions of the Plan shall separately apply to each Offering. To the extent permitted by U.S. Treasury Regulation Section 1.423-2(a)(1), the terms of each separate Offering under the 423 Component need not be identical, provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulation Section 1.423-2(a)(2) and (a)(3).

(b) Except as otherwise specified by the Administrator prior to the commencement of an Offering Period (as defined below): (i) the offering periods of this Plan (each, an "**Offering Period**") shall be twenty-four (24) month periods commencing on May 1 and November 1 of each year and ending on April 30 and October 31 of each year, and (ii) each Offering Period shall consist of four (4) six-month purchase periods (each, a "**Purchase Period**") during which payroll deductions or other contributions of the participants are accumulated under this Plan. The first business day of each Offering Period is referred to as the "**Offering Date.**" The last business day of each Purchase Period is referred to as the "**Purchase Date.**"

(c) The Administrator shall have the power to change the duration of Offering Periods with respect to Offerings without stockholder approval if such change is announced at least fifteen (15) days prior to the scheduled beginning of the first Offering Period to be affected. Notwithstanding the foregoing, the Administrator may establish other Offering Periods in addition to those described above, which shall be subject to any specific terms and conditions that the Administrator approves, including requirements with respect to eligibility, participation, the establishment of Purchase Periods and Purchase Dates and other rights under any such offering. A participant may be enrolled in only one Offering Period at a time.

6. Participation in this Plan.

(a) An Eligible Employee may become a participant in the Plan by completing, within five (5) business days prior to the applicable Offering Date (or such other time frame set forth by the Administrator), a subscription agreement (through the Company's online Plan enrollment process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures for enrollment in the Plan as may be established by the Administrator.

(b) Once an Eligible Employee becomes a participant in the Plan, the Eligible Employee will automatically participate in each succeeding Offering Period unless (i) he or she withdraws or is deemed to withdraw from this Plan or terminates further participation in the Offering Period as set forth in Section 11 below, or (ii) ceases to be an Eligible Employee. Any such participant is not required to complete any additional subscription agreement, form or procedure in order to continue participation in this Plan, unless requested by the Administrator for legal or administrative reasons.

(c) If a participant in the Plan transfers employment between the Company and a Participating Subsidiary or between Participating Subsidiaries, his or her participation in the Plan shall continue unless and until otherwise terminated in accordance with the Plan. Similarly, if a participant in the Plan transfers employment between Participating Affiliates, his or her participation in the Plan shall continue unless and until otherwise terminated in accordance with the Plan. If a participant in the Plan transfers employment (i) from the Company or a Participating Subsidiary to a Participating Affiliate or (ii) from a Participating Affiliate to the Company or a Participating Subsidiary, he or she shall be deemed to withdraw from the Plan as of the transfer date and shall have his or her accumulated payroll deductions refunded to him or her (without interest, subject to Section 9(e) below) as soon as practicable following the transfer. Such former participant shall be entitled to re-enroll in the Plan as of the next Offering Period provided that he or she is an Eligible Employee at that time, completes a subscription agreement and follows the procedures set forth in Section 6(a) above. Notwithstanding the foregoing provisions of this Section 6(c), the Administrator may establish additional and/or different rules to govern transfers of employment among the Company and any Participating Subsidiary or Participating Affiliate, consistent with the applicable requirements of Code Section 423 and the terms of the Plan.

7. Grant of Option. On the Offering Date of each Offering Period, and subject in all cases to the provisions of the Plan, each participant in the Plan shall be granted an option to purchase on each Purchase Date during the Offering Period (at the purchase price described in Section 8 below) up to that number of shares of Common Stock determined by dividing (a) the amount accumulated in such participant's payroll deduction or other contribution account during such Purchase Period by (b) the lesser of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date (but in no event less than the par value of a share of Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Purchase Date (but in no event less than the par value of a share of Common Stock), provided, however, that the number of shares of Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares which may be purchased pursuant to Section 10(a) with respect to the applicable Purchase Date, or (y) the maximum number of shares set by the Administrator pursuant to Section 10(b) below with respect to the applicable Purchase Date. The Fair Market Value of a share of Common Stock shall be determined as provided in Section 8 below.

8. Purchase Price. The purchase price at which each share of Common Stock will be sold in any Offering Period shall be eighty-five percent (85%) of the lesser of:

(a) The Fair Market Value on the Offering Date; or

(b) The Fair Market Value on the Purchase Date.

For purposes of this Plan, the term ***"Fair Market Value"*** means, as of any date, the value of a share of Common Stock determined as follows:

(i) if such Common Stock is then quoted on the Nasdaq Global Select Market, its closing price on the Nasdaq Global Select Market on the date of determination as reported in The Wall Street Journal;

(ii) if such Common Stock is publicly traded and is then listed on another national securities exchange, its closing price on the date of determination on the principal national securities exchange on which Common Stock is listed or admitted to trading as reported in The Wall Street Journal;

(iii) if such Common Stock is publicly traded but is not quoted on the Nasdaq Global Select Market nor listed or admitted to trading on another national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal; or

(iv) if none of the foregoing is applicable, by the Administrator in good faith.

9. Payment of Purchase Price; Changes in Payroll Deductions; Issuance of Shares.

(a) The purchase price of the shares of Common Stock shall be paid for by means of payroll deductions taken from the participant's Compensation (as hereinafter defined) during each Purchase Period. Except as set forth in this Section 9, the amount of payroll deductions to be taken from a participant's Compensation shall be determined by the Eligible Employee at the time of completing the subscription agreement and enrolling in the Plan as described in Section 6(a) above.

Notwithstanding the foregoing or any provisions to the contrary in the Plan, the Administrator may allow participants to make other contributions under the Plan via cash, check or other means instead of payroll deductions if payroll deductions are not permitted under applicable local law and, for any Offering under the 423 Component, the Administrator determines that such other contributions are permissible under Section 423 of the Code.

The payroll deductions or other contributions are made as a percentage of the participant's Compensation in one percent (1%) increments and shall not be less than two percent (2%), nor greater than ten percent (10%) or such lower limit set by the Administrator. The Administrator shall determine whether the amount to be contributed is to be designated as a specific dollar amount, or as a percentage of the eligible Compensation being paid on such payday, or as either, and may also establish a minimum percentage or amount for such contributions.

Payroll deductions shall commence on the first payday of the Offering Period and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Other contributions shall be made at the time and in the manner prescribed by the Administrator for the option and/or Offering under which other contributions are permitted pursuant to foregoing provisions of this section.

(b) For purposes of this Plan, ***"Compensation"*** means the following forms of cash remuneration earned or payable to a participant by the Company, a Participating Subsidiary or a Participating Affiliate during the applicable Offering Period: base wages; salary; overtime (including pay in lieu of meal time); performance or merit bonuses; commissions; shift differentials; language differentials; payments for paid time off and holidays; sabbatical pay; payments in lieu of notice; travel pay; retroactive pay; on-call/standby pay; hazard pay; bereavement pay; jury/witness duty pay; pay during a period of suspension; military leave pay; compensation deferred pursuant to Section 401(k) or Section 125 of the Code; distributions under any nonqualified deferred compensation plan; retention bonuses; or any other compensation or remuneration approved as "compensation" by the Administrator in accordance with Section 423 of the Code. For purposes of this Plan, "Compensation" shall not include forms of compensation or remuneration that are not included or covered by the first sentence in this Section 9(b), including the following: moving allowances; automobile allowances; gross-up payments; compensation deferred under any nonqualified deferred compensation plan; payments pursuant to a severance plan, agreement or arrangement; payments during a garden leave or other notice period preceding termination of employment; equalization payments; termination pay (including the payout of accrued vacation time in connection with any such termination); relocation allowances; expense reimbursements; meal allowances; commuting allowances; geographical hardship pay; any payments (such as guaranteed bonuses in certain foreign jurisdictions) with respect to which salary reductions are not permitted by the laws of the applicable jurisdiction); sign-on bonuses; nonqualified executive compensation; any amounts directly or indirectly paid pursuant to this Plan or any other stock-based plan, including without limitation any stock option, stock purchase, restricted stock, restricted stock unit, deferred stock unit, or similar plan, of the Company or any Affiliate, or cash paid in lieu of any such awards; or any other compensation or remuneration determined not to be "compensation" by the Administrator in accordance with Section 423 of the Code. The Administrator, in its sole discretion, may, on a uniform and nondiscriminatory basis for each Offering, establish a different definition of Compensation for a subsequent Offering. Further, the Administrator shall have discretion to determine the application of this definition to participants on payrolls outside the United States.

(c) A participant may increase or decrease the rate of payroll deductions or other contributions during an Offering Period by completing a new authorization for payroll deductions or other contributions (through the Company's online Plan process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures as may be established by the Administrator, in which case the new rate shall become effective as soon as administratively practicable after the participant elects such change and shall continue for the remainder of the Offering Period unless changed as described below. Such change in the rate of payroll deductions or other contributions may be made at any time during an Offering Period, but not more than one (1) change may be made effective during any Purchase Period.

A participant may increase or decrease the rate of payroll deductions or contributions for any subsequent Offering Period by completing a new authorization for payroll deductions or other contributions (through the Company's online Plan process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures as may be established by the Administrator, not later than fifteen (15) business days before the beginning of such Offering Period or within such other time frame set forth by the Administrator.

(d) A participant may reduce his or her payroll deductions or contributions percentage to zero during an Offering Period by submitting to the Company a request for cessation of payroll deductions or other contributions (through the Company's online Plan process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures as may be established by the Administrator. Such reduction shall be effective as soon as administratively practicable after the Participant elects such reduction and no further payroll deductions or contributions will be made for the duration of the Offering Period. Payroll deductions or contributions credited to the participant's account prior to the effective date of the request shall be used to purchase shares of Common Stock in accordance with Section 9(f) below. A participant may not resume making payroll deductions or other contributions during the Offering Period in which he or she reduced his or her payroll deductions or other contributions to zero.

(e) A participant's payroll deductions or other contributions shall be credited to an account maintained on such participant's behalf under this Plan. All payroll deductions or other contributions shall be deposited with the general funds of the Company and may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions or other contributions, unless otherwise required by the laws of the jurisdiction where the payroll deductions are taken or other contributions are made, as determined by the Administrator. No interest shall accrue on the payroll deductions or other contributions, unless otherwise required by the laws of the jurisdiction where the payroll deductions are taken or other contributions are made, as determined by the Administrator.

(f) On each Purchase Date, so long as this Plan remains in effect and provided that the participant has not withdrawn from the Offering Period in accordance with the requirements of Section 11(a), the Company shall apply the funds then in the participant's account to the purchase of whole shares of Common Stock reserved under the option granted to such participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The purchase price per share shall be as specified in Section 8 of this Plan. Any cash remaining in a participant's account after such purchase of shares shall be refunded to such participant in cash, without interest (subject to Section 9(e) above); provided, however, that any amount remaining in such participant's account on a Purchase Date which is less than the amount necessary to purchase a full share of Common Stock shall be carried forward, without interest (subject to Section 9(e) above), into the next Purchase Period or Offering Period and in the locations where the Administrator has determined that such rollover is available under the Plan, as the case may be. In the event that this Plan has been oversubscribed, all funds not used to purchase shares on the Purchase Date shall be returned to the participant, without interest (subject to Section 9(e) above). No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date.

(g) Subject to Section 9(h) below, as promptly as practicable after the Purchase Date, the Company shall issue shares for the participant's benefit representing the shares purchased upon exercise of his or her option.

(h) At the time the option is exercised or at the time some or all of the shares of Common Stock issued under the Plan are disposed of (or at any other time that a taxable event related to the Plan occurs), the Plan participant must make adequate provision for any withholding obligation of the Company or a Participating Subsidiary or a Participating Affiliate with respect to federal, state, local and foreign income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and legally applicable to participant (including any amount deemed by the Company, in its sole discretion, to be an appropriate charge to Participant even if legally applicable to the Company or the participant's employer). At any time, the Company or the participant's employer may, but shall not be obligated to, withhold from the participant's wages or other cash compensation the amount necessary for the Company or the participant's employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the participant's employer any tax deductions or benefits attributable to sale or early disposition of Common Stock by the participant. In addition, the Company or the participant's employer may, but shall not be obligated to, withhold from the proceeds of the sale of Common Stock or by any other method of withholding the Company or the participant's employer deems appropriate.

(i) During a participant's lifetime, his or her option to purchase shares hereunder is exercisable only by him or her. The participant will have no interest or voting right in shares covered by his or her option until such option has been exercised and the purchased shares are issued or transferred to the participant.

10. Limitations on Shares to be Purchased.

(a) No participant shall be entitled to purchase Common Stock under this Plan at a rate which, when aggregated with his or her rights to purchase stock under all other employee stock purchase plans of the Company or any Subsidiary, exceeds $25,000 in Fair Market Value, determined as of the Offering Date (or such other limit as may be imposed by the Code) for each calendar year in which any option granted to the participant is outstanding at any time. The Company shall automatically suspend the payroll deductions or other contributions of any participant as necessary to enforce such limit provided that when the Company automatically resumes making such payroll deductions or accepting contributions, the Company shall apply the rate in effect immediately prior to such suspension.

(b) No participant shall be entitled to purchase more than the Maximum Share Amount (as defined below) on any single Purchase Date. Not less than thirty (30) days prior to the commencement of any Offering Period, the Administrator may, in its sole discretion, set a maximum number of shares which may be purchased by any employee at any single Purchase Date (hereinafter the *"Maximum Share Amount"*). Until otherwise determined by the Administrator, the Maximum Share Amount shall be 5,000 shares (subject to any adjustment pursuant to Section 14). If a new Maximum Share Amount is set, then all participants shall be notified of such Maximum Share Amount prior to the commencement of the next Offering Period. The Maximum Share Amount shall continue to apply with respect to all succeeding Purchase Dates and Offering Periods unless revised by the Administrator as set forth above.

(c) If the number of shares to be purchased on a Purchase Date by all employees participating in this Plan exceeds the number of shares then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Administrator shall determine to be equitable. In such event, the Company shall provide notice of such reduction of the number of shares to be purchased under a participant's option to each participant affected.

(d) Any funds accumulated in a participant's account which are not used to purchase Common Stock due to the limitations in this Section 10 shall be returned to the participant as soon as practicable after the end of the applicable Purchase Period, without interest (subject to Section 9(e) above).

11. Withdrawal.

(a) Each participant may withdraw from a Purchase Period under this Plan by completing a notice of withdrawal (through the Company's online Plan process or in paper form if required by the Administrator) and/or any other forms and by following any other procedures for withdrawal from the Plan as may be established by the Administrator, at least fifteen (15) business days prior to the end of a Purchase Period or within such other time frame set forth by the Administrator.

(b) Upon withdrawal from this Plan, the accumulated payroll deductions shall be returned to the withdrawn participant, without interest (subject to Section 9(e) above), and his or her interest in this Plan shall terminate. In the event a participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by completing a subscription agreement in the same manner as set forth in Section 6 above for initial participation in this Plan.

(c) If the Fair Market Value of a share of Common Stock on the first day of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value of a share of Common Stock on the first day of any subsequent Offering Period, the Company will automatically enroll such participant in the subsequent Offering Period. Any funds accumulated in a participant's account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares on the Purchase Date immediately prior to the first day of such subsequent Offering Period. A participant does not need to file any forms with the Company to be automatically enrolled in the subsequent Offering Period.

12. Termination of Employment. Termination of a participant's employment for any reason, including retirement, death or the failure of a participant to remain an Eligible Employee immediately terminates his or her participation in this Plan. For purposes of this Plan, a participant's employment will be considered terminated as of the date that participant is no longer actively providing services as an employee and will not be extended by any notice period (i.e., active service would not include any contractual notice period or any period of "garden leave" or similar period mandated under employment laws in the jurisdiction where participant is employed or the terms of participant's employment agreement, if any, but is not actively providing services); the Administrator shall have the exclusive discretion to determine when the participant is no longer actively providing services for purposes of participation in the Plan. In such event, the funds credited to the participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest (subject to Section 9(e) above).

13. Return of Payroll Deductions and Other Contributions. In the event a participant's interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated pursuant to Section 25, the Company shall deliver to the participant all payroll deductions or other contributions credited to such participant's account, without interest (subject to Section 9(e) above).

14. Capital Changes.

(a) In the event that any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting Common Stock (other than an Equity Restructuring, as defined in Section 14(c) below) occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Common Stock which have been authorized for issuance under this Plan but have not yet been placed under option (collectively, the "**Reserves**"), the Maximum Share Amount, the number and class of Common Stock covered by each outstanding option, and the purchase price per share of Common Stock covered by each option which has not yet been exercised.

(b) In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Section 14(a), the number and type of securities subject to each outstanding option and the price per share thereof, if applicable, will be equitably adjusted by the Administrator. The adjustments provided under this Section 14(b) shall be nondiscretionary and shall be final and binding on the affected participants and the Company.

(c) **"Equity Restructuring"** means a non-reciprocal transaction (i.e., a transaction in which the Company does not receive consideration or other resources in respect of the transaction approximately equal to and in exchange for the consideration or resources the Company is relinquishing in such transaction) between the Company and its stockholders, such as a stock split, spin-off, rights offering, nonrecurring stock dividend or recapitalization through a large, nonrecurring cash dividend, that affects the shares of Common Stock (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per share value of Common Stock underlying outstanding options.

(d) In the event of the proposed dissolution or liquidation of the Company, the Offering Period will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Administrator. The Administrator may, in the exercise of its sole discretion in such instances, declare that this Plan shall terminate as of a date fixed by the Administrator and give each participant the right to purchase shares under this Plan prior to such termination.

(e) In the event of (i) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the options under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all participants), (ii) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (iii) the sale of all or substantially all of the assets of the Company or (iv) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction, unless otherwise provided by the Administrator in its sole discretion, the Plan will continue with regard to Offering Periods that commenced prior to the closing of the proposed transaction and shares will be purchased based on the Fair Market Value of the surviving corporation's stock on each Purchase Date. The Administrator may, in the exercise of its sole discretion in such instances, declare that this Plan shall terminate as of a date fixed by the Administrator and give each participant the right to purchase shares under this Plan prior to such termination.

15. Nonassignability. Neither payroll deductions or other contributions credited to a participant's account nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 19 below) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

16. Notice of Disposition. If the shares purchased in any Offering Period under the 423 Component are not in the participant's Company stock plan account, each participant shall notify the Company in writing if the participant disposes of any of the shares purchased in any such Offering Period under the 423 Component if such disposition occurs within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the "**Notice Period**"). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

17. No Rights to Continued Employment. Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Participating Subsidiary or Participating Affiliate, or restrict the right of the Company or any Participating Subsidiary or Participating Affiliate to terminate such employee's employment.

18. Notices. All notices or other communications by a participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

19. Death of Participant. In the event of the death of a participant, the Company shall deliver the shares or cash, if any, credited to the participant's account to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

20. Conditions Upon Issuance of Shares; Limitation on Sale of Shares. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

21. Section 409A. The 423 Component is exempt from the application of Section 409A of the Code (*"Section 409A"*) and any ambiguities herein shall be interpreted to so be exempt from Section 409A. The Non-423 Component is intended to be exempt from the application of Section 409A under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the participant's consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto.

22. Tax Qualification. Although the Company may endeavor to (a) qualify an option for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (b) avoid adverse tax treatment (e.g., under Section 409A), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 21. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on participants under the Plan.

23. Stockholder Approval. After this Plan, as amended and restated as set forth herein, is adopted by the Board, this Plan will become effective on the Amendment Effective Date. This Plan shall be subject to approval by the stockholders of the Company, in a manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares pursuant to this Plan shall occur prior to such stockholder approval. This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time) or (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan.

24. Governing Law. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.

25. Amendment or Termination of this Plan. The Administrator may at any time amend or terminate the Plan, except that any such termination cannot affect options previously granted under this Plan, nor may any amendment make any change in an option previously granted which would adversely affect the right of any participant, nor may any amendment be made without approval of the stockholders of the Company obtained in accordance with Section 23 above within twelve (12) months of the adoption of such amendment (or earlier if required by Section 23 above) if such amendment would:

(a) increase the number of shares that may be issued under this Plan; or

(b) change the designation of the corporations whose employees (or class of employees) are eligible for participation in this Plan.

For the avoidance of doubt, the authority to take action under this Section 25 may not be delegated to an officer or other employee. Notwithstanding the foregoing, the Administrator may make such amendments to the Plan as the Administrator determines to be advisable, if the continuation of the Plan or any Offering Period would result in financial accounting treatment for the Plan that is different from the financial accounting treatment in effect on the date this Plan is adopted by the Board.



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San Jose, California 95125
http://investors.ebayinc.com